UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission file number: 001-39448

American Strategic Investment Co.

(Exact name of registrant as specified in its charter)

Maryland	**46-4380248**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Registrant's telephone number, including area code: **(212) 415-6500**

222 Bellevue Ave., Newport, RI 02840

(Address of principal executive offices) (Zip Code)

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value per share	NYC	New York Stock Exchange
Class A Preferred Stock Purchase Rights		New York Stock Exchange

Securities registered pursuant to section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant was $11.3 million based on the closing sales price on the New York Stock Exchange as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 26, 2024, the registrant had 2,404,639 shares of Class A common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

<p style="text-align: center;">**AMERICAN STRATEGIC INVESTMENT CO.**</p>

<p style="text-align: center;">**FORM 10-K**
Year Ended December 31, 2023</p>

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	4
Item 1B.	Unresolved Staff Comments	26
Item 1C.	Cybersecurity	27
Item 2.	Properties	28
Item 3.	Legal Proceedings	31
Item 4.	Mine Safety Disclosures	31
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6.	[Reserved]	33
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	33
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53
Item 8.	Financial Statements and Supplementary Data	53
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	54
Item 9A.	Controls and Procedures	54
Item 9B.	Other Information	54
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspection	55
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	56
Item 11.	Executive Compensation	56
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	56
Item 13.	Certain Relationships and Related Transactions, and Director Independence	56
Item 14.	Principal Accountant Fees and Services	56
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	57
Item 16.	Form 10-K Summary	60
SIGNATURES		61

<p style="text-align: center;">i</p>

AMERICAN STRATEGIC INVESTMENT CO.

FORM 10-K
Year Ended December 31, 2023

Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K are forward-looking statements as that term is defined under the Private Securities Litigation Reform Act of 1995 ("PSLRA"), section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include statements regarding the intent, belief or current expectations of American Strategic Investment Co. (formerly known as New York City REIT, Inc.) (including, as required by context, New York City Operating Partnership, L.P. (the "OP") and its subsidiaries, the "Company," "we," "our" or "us") and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

These forward-looking statements are based on management's current expectations, are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. Some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements are set forth in "Risk Factors" (Part I, Item 1A of this Annual Report on Form 10-K), "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A of this Annual Report on Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Annual Report on Form 10-K).

PART I

Item 1. Business

Overview

We are an externally managed company that owns a portfolio of high-quality commercial real estate located within the five boroughs of New York City, primarily Manhattan. Our real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities. As of December 31, 2023, we owned seven properties consisting of 1.2 million rentable square feet.

On December 30, 2022, we announced that we were changing our business strategy by expanding the scope of the assets and businesses we may own and operate. We may now seek to acquire assets such as hotels, co-working office space businesses and seek to invest in and operate businesses such as hotel or parking lot management companies. By investing in other asset types, we may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a real estate investment trust for United States ("U.S.") federal income tax purposes ("REIT"). Excluding hotels, these additional assets do not generate REIT-qualifying income and are operating businesses. As a result, on January 9, 2023, our board of directors (the "Board") authorized revocation of our REIT election which became effective as of January 1, 2023. Historically, we filed an election to be taxed as a REIT commencing with our taxable year ended December 31, 2014, which remained in effect with respect to each taxable year ended on or before December 31, 2022.

As a consequence of our decision to revoke our election to be taxed as a REIT, the ownership limitations set forth in Section 5.7 of our charter, including, without limitation, the "Aggregate Share Ownership Limit," as defined therein, no longer apply. We filed with the State Department of Assessments and Taxation of Maryland a Certificate of Notice reflecting the Board's determination that it is no longer in our best interest to continue to qualify as a REIT and that therefore the Aggregate Share Ownership Limit will no longer be in effect.

On January 11, 2023 we effected a 1-for-8 reverse stock split that was previously approved by our Board, resulting in each outstanding share of Class A common stock being converted into 0.125 shares of Class A common stock, with no fractional shares being issued (the "Reverse Stock Split"). For additional information, see *Note 7 — Stockholders' Equity* to our consolidated financial statements included in this Annual Report on Form 10-K (our "2023 Financial Statements"). Also, effective January 19, 2023, we amended our charter to change our name to "American Strategic Investment Co." from "New York City REIT, Inc." Trading of our Class A common stock on the New York Stock Exchange under the new name began on January 20, 2023 under the existing trading symbol "NYC." Shares of our Class A common stock were first listed on the New York Stock Exchange ("NYSE") on August 18, 2020.

Investment Strategy

Prior to the announcement to change our business strategy on December 30, 2022, we focused on acquiring high-quality commercial real estate located in the five boroughs of New York City, and, in particular, Manhattan. We believe that investment diversification may offset a prolonged New York City office market rebound. The pace of recovery in the New York City office market from the COVID-19 pandemic continues to be challenging as leasing and occupancy trends for the broader market have slowed, leading political, community, and business leaders to propose repositioning plans for New York City office assets.

Specifically, our investment goals are as follows:

• Expand the scope of the assets and businesses that we own and operate in order to achieve external growth which would reduce our exposure to a single asset class and increase corporate flexibility and income generated;

• Invest primarily in properties with 80% or greater occupancy at the time of purchase;

• Purchase properties valued using current market rents with potential for appreciation and endeavor to acquire properties below replacement cost;

• Pay quarterly dividends, subject to capital availability; and

• Maximize total returns to our stockholders through a combination of realized appreciation and current income.

We have historically invested a majority of our assets in office properties located in New York City. We have also invested in real estate assets that accompany office space, including retail spaces with amenities, and may also invest in hospitality assets, residential assets and other property types exclusively in New York City. We may also acquire or own properties through joint ventures with third parties although we do not presently have any of these arrangements. We may also originate or acquire real estate debt backed by quality, income-producing commercial real estate. The real estate debt, which we may also originate or acquire is expected to be primarily first mortgage debt but also may include bridge loans, mezzanine loans, preferred equity or securitized loans.

We may also make different types of equity investments in other companies that operate assets meeting our investment objectives. We may make investments in properties located outside of New York City.

In evaluating prospective investments, our advisor, New York City Advisors, LLC (our "Advisor"), considers relevant real estate and financial factors, including the location of the property, the leases and other agreements affecting it, the creditworthiness of its major tenants, its income-producing capacity, its physical condition, its prospects for appreciation, its prospects for liquidity, tax considerations and other factors. Our Advisor has substantial discretion to select specific investments, subject to approval by our Board, including any related guidelines.

As part of our investment strategy, we have also implemented expense reduction initiatives, that target expenses such as tax appeals and the renegotiation and bidding of contracted services to lower operating expenses.

Tenants and Leasing

Our portfolio features a diverse tenant mix across seven mixed-use office and retail condominium buildings primarily located in Manhattan. As of December 31, 2023, on a weighted-average basis based on annualized straight-line rent, 24% of our tenants were in the financial services sector, 13% of our tenants were in the government/public administration sector, 9% of our tenants were in the non-profit sector, 12% of our tenants were in the retail sector, and no other sector accounted for more than 10%. As of December 31, 2023 and 2022, respectively, there were no tenants whose annualized rental income on a straight-line basis, based on leases commenced, represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis. In addition, our top 10 tenants (measured based on rental income on a straight-line basis for the year ended December 31, 2023) are 59% actual investment grade rated and 20% implied investment grade rated. For our purposes, "investment grade" includes both tenants (or lease guarantors) with actual investment grade ratings or tenants with "implied" investment grade ratings. Implied investment grade may include the actual rating of a tenant's parent or the guarantor of the parent (regardless of whether the parent has guaranteed the tenant's obligation under the lease) or tenants that are identified as investment grade by using a proprietary Moody's analytical tool which generates an implied rating by measuring an entity's probability of default. The term "parent" for these purposes includes any entity, including any governmental entity, owning more than 50% of the voting stock in a tenant.

We also seek to maintain high occupancy rates through long-term leases. As of December 31, 2023, our portfolio was 86.7% occupied with a weighted average remaining lease term of 6.5 years. See "*Leasing/Occupancy*" section in *Item 7A.Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources* for additional information.

Our business is generally not seasonal.

Financing Strategies and Policies

In the year ended December 31, 2023 and other recent years, our primary source of capital has been cash on hand, which includes excess proceeds from property-level financings secured by certain of our properties. The net cash provided by our operations has not been sufficient to fund operating expenses and other capital requirements during the years ended December 31, 2023, 2022 and 2021.

During the year ended December 31, 2023 other sources of capital included (i) net proceeds of approximately $4.1 million from our non-transferable rights offering (the "Rights Offering") in February of 2023, which entitled holders of rights to purchase 0.20130805 of a share of our Class A common stock for every right held at a subscription price of $12.95 per whole share, (ii) the sale of our property at 421 W. 54th street (the "Hit Factory") for a contract sales price of $4.5 million, which had been vacant since the year ended December 31, 2018, and (iii) the issuance of shares of our Class A common stock in lieu of cash for our asset management fee, which is payable to our Advisor on a monthly basis. For more detailed information on these transactions, please see *Note 2 — Summary of Significant Accounting Policies*, *Note 7 — Stockholders' Equity and Note 9 — Related Party Transactions* to our 2023 Financial Statements.

Subject to availability, we may also seek to generate capital from a variety of sources, including equity offerings of common and preferred stock and borrowings under a corporate-level credit facility. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured or fixed-rate or floating rate. We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but we have entered into and expect to continue to enter into these types of transactions in order to manage or mitigate our interest rate risk on variable rate debt. We may reevaluate and change our investing or financing policies at our Board's sole discretion.

Please also see "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources*" and "*Item 1A. Risk Factors. Our ability to fund our capital requirements will depend on, among other things, the amount of cash we are able to generate from our operations and outside sources, which may not be available on acceptable or favorable terms, or at all*" herein for a discussion of how we have funded our capital requirements and some related risks.

Ongoing Impact of COVID-19 on the New York City Real Estate Market

New York City, where all of our properties are located, was among the hardest hit locations in the country by the COVID-19 pandemic and fully reopened on March 7, 2022. Our properties remain accessible to all tenants. However, even as the COVID-19 pandemic has subsided and operating restrictions have now expired, not all tenants have fully resumed operations.

Our portfolio is primarily comprised of office and retail tenants. We have collected 100% of cash rent due across our entire portfolio for the three months December 31, 2023 (based on annualized straight-line rent as of December 31, 2023). We expect our cash rent collections will stay at that level, however there can be no assurance that we will be able to collect cash rent due in the future. For additional information on the past and ongoing impacts of COVID-19 on our business as well as managements actions, see *"Ongoing Impact of COVID-19 on the New York Real Estate Market" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Organizational Structure

Substantially all of our business is conducted through New York City Operating Partnership, L.P. (the "OP"), a Delaware limited partnership, and its wholly-owned subsidiaries. Our Advisor manages our day-to-day business with the assistance of our property manager, New York City Properties, LLC (the "Property Manager"). Our Advisor and Property Manager are under common control with AR Global Investments, LLC ("AR Global") and these related parties receive compensation and fees for providing services to us. We also reimburse these entities for certain expenses they incur in providing these services to us. In an effort to preserve our operating cash, we have issued shares of our Class A common stock in lieu of cash to our Advisor and Property Manager as payment for providing services to us. For additional information, please see *Note 9 — Related Party Transactions* to our 2023 Financial Statements.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), effective for the period commencing with our taxable year ended December 31, 2014 through our taxable year ended December 31, 2022. As discussed above, we revoked that election effective as of January 1, 2023. Accordingly, we are now a corporation primarily subject to taxation under the provisions of subchapter C of the Code, a "taxable C corporation," beginning with the taxable year ending December 31, 2023. We believe that, during the period commencing with our taxable year ended December 31, 2014 through December 31, 2022, we were organized and operated in a manner so that we qualified as a REIT. To qualify as a REIT during that period, we were required, among other things, distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with generally accepted accounting principles ("GAAP")) determined without regard for the deduction for dividends paid and excluding net capital gains, and we were required to comply with a number of other organizational and operational requirements. As long as we qualified as a REIT, we generally were not subject to federal corporate income tax on the portion of our REIT taxable income that we distributed to our stockholders.

As a taxable C corporation, we will not be allowed a deduction for dividends paid to our stockholders in computing our taxable income and will be subject to U.S. federal and state income tax on our taxable income at corporate tax rates. In addition, we generally will be disqualified from treatment as a REIT for the four taxable years following the year in which we revoked our REIT election. This action may reduce our net earnings available for investment or distribution to stockholders because of an additional income tax liability. Further, any cash distributions we pay to our stockholders will be taxed as dividend income under U.S. federal income tax law, to the extent attributable to our current accumulated earnings and profits, and not at rates applicable to dividends paid by REITs. To the extent we generate taxable income going forward, we may be able to limit the tax on our income through the use of net operating loss carryforwards or "NOLs". However, because of our recent operating history of taxable losses from our results of operations, we are not able to conclude that it is more likely than not we will realize the future benefit of our NOLs; thus we have provided a 100% valuation allowance as of December 31, 2023.

Competition

The New York City real estate market, where our properties are currently located, is highly competitive. We compete for tenants in this market based on various factors that include location, rental rates, security, suitability of the property's design for a tenant's needs and the manner in which the property is operated and marketed. The number of competing properties in the New York City area could have a material effect on our occupancy levels for our New York City properties, rental rates and on the operating expenses of certain of our properties.

In addition, we compete for acquisitions with REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, sovereign wealth funds, mutual funds and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than us, and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. There is also competition with others for assets outside of real estate, which we will face as we expand the scope of the assets and businesses we may acquire. However, there are no other specific competition-related factors known to us at this time.

Competition from these and other third-party real estate investors may limit the number of suitable investment opportunities available to us and increase prices, which will lower yields, making it more difficult for us to acquire new investments on attractive terms.

Regulations - General

Our investments are subject to various federal, state and local laws, ordinances and regulations, including, among other things, the Americans with Disabilities Act of 1990, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments. These regulations have not and are not expected to have a material impact on our capital expenditures, competitive position, and financial condition or results of operations during the next twelve months.

Regulations - Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future. We hire third parties to conduct Phase I environmental reviews of the real property that we intend to purchase.

We did not make any material capital expenditures in connection with environmental, health and safety laws, ordinances and regulations in the year ended December 31, 2023 and do not expect that we will be required to make any such material capital expenditures during the year ended December 31, 2024.

Human Capital Resources

We are an externally managed company and thus have no employees. We have retained the Advisor pursuant to a long-term advisory contract to manage our affairs on a day-to-day basis. We have also entered into agreements with our Property Manager to manage and lease our properties. The employees of the Advisor, Property Manager and their respective affiliates perform a full range of services for us, including acquisitions, property management, accounting, legal, asset management, investor relations and all general administrative services. We depend on the Advisor and the Property Manager for services that are essential to us. If the Advisor and the Property Manager were unable to provide these services to us, we would be required to provide these services ourselves or obtain them from other sources.

Available Information

We electronically file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those filings with the SEC. You may read and copy any materials we file with the SEC at the SEC's Internet address at *http://www.sec.gov*. The website contains reports, proxy statements and information statements, and other information, which you may obtain free of charge. In addition, copies of our filings with the SEC may be obtained from our website at *www.americanstrategicinvestment.com*. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Set forth below are the risk factors that we believe are material to our stockholders and a summary thereof. The occurrence of any of the risks discussed in this Annual Report on Form 10-K could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends on our Class A common stock and they may also impact the trading price of our Class A common stock.

Summary Risk Factors

- Our real estate assets are located in the New York City area and, therefore, our business is particularly vulnerable to an economic downturn in New York City.
- Our ability to fund our capital requirements will depend on, among other things, the amount of cash we are able to generate from our operations and outside sources, which may not be available on acceptable or favorable terms, or at all.
- Certain periods of our unaudited financial statements were required to be restated or revised as a result of management identifying and reporting a material weakness in our internal control over financial reporting for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022.
- There is no assurance we will restart paying cash dividends.
- We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the global COVID-19 pandemic, which may have a material adverse effect on our business.
- The ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict may adversely impact our business operations and financial performance.
- Inflation may have an adverse effect on our investments and results of operations
- Increasing interest rates could increase the amount of our debt payments.
- We depend on tenants for our revenue, and accordingly lease terminations, tenant default and bankruptcy have adversely affected and could in the future adversely affect the income produced by our properties.
- Costs of complying with governmental laws and regulations, including those relating to environmental matters and discovery of previously undetected environmentally hazardous conditions, may adversely affect our operating results.
- We depend on our Advisor and our Property Manager to provide us with executive officers, key personnel and all services required for us to conduct our operations and our operating performance may be impacted by any adverse changes in the financial health or reputation of our Advisor and our Property Manager.
- All of our executive officers face conflicts of interest, such as conflicts created by the terms of our agreements with the Advisor and compensation payable thereunder, conflicts allocating investment opportunities to us, and conflicts in allocating their time and attention to our matters. Conflicts that arise may not be resolved in our favor and could result in actions that are adverse to us.
- We may terminate our advisory agreement in only limited circumstances, which may require payment of a termination fee.
- We have substantial indebtedness and may be unable to repay, refinance, restructure or extend our indebtedness as it becomes due and we may incur additional indebtedness in the future.
- We have been in breach of several of our mortgage loan covenants, which are not events of default, for multiple quarters.
- The stockholder rights plan adopted by our Board, our classified board and other aspects of our corporate structure and Maryland law may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.
- Failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

Risks Related to Our Properties and Operations

All of our real estate assets are located in the New York City area and, therefore, our business is particularly vulnerable to an economic downturn in New York City.

All of the real estate assets we own are located in the New York City area. We are subject to risks generally inherent in concentrating investments in a certain geographic area. These risks resulting from a lack of diversification become greater in downturns. The economy and real estate market in New York City has been negatively impacted by the continuing impacts of the COVID-19 pandemic. A further downturn in New York City's economy for any reason such as employee layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes (or limits on tax deductibility), costs of complying with governmental regulations or increased regulation, in a submarket within New York City or in the overall national economy could reduce demand for office or retail space. Likewise, declines in the financial services or media sectors may have a disproportionate adverse effect on the New York City real estate market. Any sustained period of increased non-payment, delinquencies or losses caused by adverse market or economic conditions in New York City or in the overall national economy could adversely affect the value of our assets, revenues, results of operations and financial condition.

We have no operating history with businesses that are not REIT qualifying assets. We cannot make any assurance that our new business plan will be successfully implemented.

For the year ended December 31, 2022, we announced our intention to expand the scope of the assets and businesses we may acquire and operate. We may acquire other assets and operating businesses such as hotels, expand our co-working office space business and seek to invest in and operate businesses such as hotel or parking lot management companies. Excluding hotels, these assets do not generate REIT-qualifying income and are operating businesses. There is no assurance we will be able to identify and acquire other assets or operating businesses at acceptable prices, if at all or that we will be able to operate the asset and businesses in a profitable fashion. Further, we may acquire assets in areas outside of New York City which will, among other things, expose us to risks and economic uncertainties in these new areas. We may not be able to effectively manage or adjust for these risks and economic uncertainties, and our business may be adversely affected if we do not manage these challenges successfully.

Moreover, there is no assurance that the anticipated benefits of the transition from a REIT to a taxable C corporation will be realized or that we will be able to use existing or future NOLs to offset future taxable income, if any. Our federal NOLs totaled $186.5 million as of December 31, 2023. A portion of these federal NOLs will begin to expire during 2035. Likewise, a portion of the NOL carryforward may be limited in its use due to certain portions of the Code, including but not limited to Section 382 which imposes an annual limit on the amount of NOLs and net capital loss carry forwards that the Company may use to affect future taxable income.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our Class A common stock. Our management and audit committee concluded in November 2022 that our previously issued unaudited consolidated financial statements as of and for the three and six month periods ended June 30, 2022 (the "Interim Financial Statements"), included in the Company's Quarterly Report on Form 10-Q filed on August 12, 2022 (the "Q2 2022 10-Q"), were materially misstated. Management and the audit committee concluded that the Interim Financial Statements should no longer be relied upon. We filed an amendment to the Q2 2022 10-Q on November 14, 2022 in order to correct the errors by (i) restating our previously issued unaudited condensed consolidated financial statements as of and for the three and six month periods ended June 30, 2022, and (ii) revising our previously issued unaudited condensed consolidated financial statements as of and for the three month period ended March 31, 2022. The Company incurred costs to rectify such material weaknesses and may have to incur additional costs if new issues emerge. The additional reporting and other obligations resulting from these material weaknesses, including any litigation or regulatory inquires that may result therefrom, increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities and may impact investor perceptions.

Certain of our unaudited financial statements for the three and six months ended June 30, 2022 were required to be restated and our management and audit committee identified a material weakness in our internal control over financial reporting.

Our management and audit committee concluded in November 2022 that our previously issued unaudited consolidated financial statements as of and for the three and six month periods ended June 30, 2022 (the "Interim Financial Statements"), included in the Company's Quarterly Report on Form 10-Q filed on August 12, 2022 (the "Q2 2022 10-Q"), were materially misstated. Management and the audit committee concluded that these Interim Financial Statements should no longer be relied upon. We filed an amendment to the Q2 2022 10-Q on November 14, 2022 in order to correct the errors by (i) restating our previously issued unaudited condensed consolidated financial statements as of and for the three and six month periods ended June 30, 2022, and (ii) revising our previously issued unaudited condensed consolidated financial statements as of and for the three month period ended March 31, 2022.

Our management evaluated the impact of these errors on its assessment of the design and operating effectiveness of the Company's internal control over financial reporting and identified a material weakness in its internal control over financial reporting. The material weakness was due to the lack of an effectively designed control activity over identifying corporate expenses associated with non-operating/non-typical events such as the 2022 contested proxy, including new vendors and new services from existing vendors. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness may result in a misstatement of accounts or disclosures that would result in a material misstatement of the Company's financial statements that would not be prevented or detected on a timely basis or cause us to fail to meet our obligations under securities laws, stock exchange listing rules, or debt instrument covenants to file periodic financial reports on a timely basis. Any of these failures could result in adverse consequences that could materially and adversely affect the Company's business, including an adverse impact on the market price of its common stock, potential action by the SEC, shareholder lawsuits, delisting of the Company's stock, and general damage to its reputation. The Company incurred costs to rectify the material weaknesses described above and may have to incur additional costs if new issues emerge. The additional reporting and other obligations resulting from these material weaknesses, including any litigation or regulatory inquires that may result therefrom, increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities and may impact investor perceptions.

Our ability to fund our capital requirements will depend on, among other things, the amount of cash we are able to generate from our operations and outside sources, which may not be available on acceptable or favorable terms, or at all.

As of December 31, 2023 and 2022, we had cash and cash equivalents and restricted cash of $12.8 million and $16.1 million, respectively. Under the guarantee of certain recourse liabilities under one of our mortgage loans, we are required to maintain a minimum net worth in excess of $175.0 million and minimum liquid assets (i.e. cash, cash equivalents and restricted cash) of $10.0 million. This minimum net worth and cash requirement impacts our ability to fund our other cash needs. In the years ended December 31, 2023 and 2022, the net cash provided by our property operations were not alone sufficient to fund operating expenses and other capital requirements. Our principal sources of cash in recent periods has been cash on hand from prior financings or from offerings of our Class A common stock including proceeds from our Common Stock ATM Program and more recently the Rights Offering.

General economic conditions such as high inflation, increasing interest rates and the continuing impact of COVID-19 pandemic on the New York City real estate market, which has led, for example, to a slow return of persons to their offices may cause certain of our tenants to be unable to make rent payments to us timely, or at all, reducing the amount of cash generated from our operations and therefore our ability to fund operating expenses and other capital requirements. Since the COVID-19 pandemic commenced, we have not collected all of the rent due to us from our tenants. In 2020 and 2021 we addressed this by executing different types of lease amendments, including rent deferrals and abatements and, in some cases, extensions to the term of the leases. We have also experienced lease terminations, including the terminations in January 2021 due to the bankruptcy of Knotel, a co-working company that was previously the second largest tenant in our portfolio based on annualized straight-line rent as of September 30, 2020 and occupied several floors at both our 9 Times Square and 123 William Street properties. There can be no assurance we will be able to recover on any of the claims we have against Knotel. Funding our cash needs from cash on hand or the other sources mentioned above reduces the amount of capital available for other uses, including acquisitions and capital expenditures, which limits our financial and operating flexibility and could adversely affect our business.

Our ability to increase the amount of cash we generate from property operations depends on a variety of factors, including the performance of our tenants and our business. We had $2.5 million of cash maintained in segregated cash accounts, and classified as restricted cash on our consolidated balance sheet as of December 31, 2023, resulting from the breach of covenants under loan agreements secured by our 1140 Avenue of the Americas property. Due to this covenant breach all cash generated, if any, at our 1140 Avenue of Americas property is required to be held in a segregated account unavailable to us until the covenant breach is cured. If we experience additional lease terminations, due to tenant bankruptcies or otherwise, or tenants placed on cash basis continue to not pay rent, it is possible that certain of the covenants on other loans may be breached and we may also become restricted from accessing excess cash flows from those properties. Breaches of loan covenants have reduced the cash available to us and further breaches will limit our ability to access cash generated by these properties (see — We have been in breach of several of our mortgage loan covenants for multiple quarters). There is no assurance we will be able to cure any breaches of any of our mortgage loan covenants on favorable terms or at all and access the excess cash generated by these properties, if any. Our ability to increase the cash flow from our properties in amounts necessary to cure the covenant breaches and otherwise generate excess cash from our properties that may be used to satisfy our capital needs will depend on the success of our leasing initiatives. We may not be able to lease all or any portion of our currently vacant space, and we may experience additional terminations. Renewals and new leases have been and in the future may be, at lower rental rates.

If we are not able to generate sufficient cash from operations, we will need to generate funds from outside sources to meet our capital requirements. However, there can be no assurance we will be able to do so. Equity or debt capital may not be available to us on favorable terms, or at all. We do not have a corporate-level revolving credit facility or any other corporate-level indebtedness, and there can be no assurance we would be able to obtain corporate-level financing on favorable terms, or at all. Any future indebtedness we may incur may impose restrictions on us that affect our ability to pay dividends and other distributions as well as other restrictions, including financial covenants, which would decrease our operating and financial flexibility and our ability to achieve our operating objectives.

The issuance of additional shares of our Class A common stock, including pursuant to our Common Stock ATM Program, could dilute the interests of the holders of our common stock, and any issuance of shares of preferred stock could dilute the interests of the holders of our Class A common stock and affect our ability to pay dividends on our Class A common stock in the future.

We face competition for tenants and acquisitions from entities that may have more capital than us.

The New York City real estate market is highly competitive and there are many competing properties in the New York City area. We compete for tenants based on a number of factors that include location, rental rates, security, suitability of the property's design to prospective tenant needs and the manner in which the property is operated. Many competitors have substantially greater marketing budgets and financial resources than we do, which could limit our success when we compete with them directly. Competition could have a material effect on our occupancy levels, rental rates and on property operating expenses. To the extent we engage in additional acquisition activities, we compete with many other entities including REITs, sovereigns, specialty finance companies, family offices, banks, mortgage bankers, insurance companies, mutual funds, private investment funds, institutional investors and lenders. Many of these competitors, as compared to us, have a lower cost of capital enhanced operating efficiencies and substantially greater financial resources. In addition, the number of competing properties in the New York City area could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties.

As we expand the type of assets or businesses we may seek to acquire, we are also competing with third-parties who may have greater access or expertise with these other assets which may limit the number of suitable investment opportunities available to us and also may result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.

In addition:

- we have limited sources of capital available to us to fund acquisitions;

- we may not be able to raise the necessary debt or equity financing on favorable terms, or at all, in order to fund acquisitions;

- we may acquire properties or other assets that are not accretive and may not successfully integrate, manage and lease these assets we acquire to meet our expectations;

- we may need to fund improvements or renovations to acquired assets;

- agreements to acquire assets and businesses generally, and properties in particulate, are typically subject to customary conditions to closing, and we may spend significant time and money on potential acquisitions that we do not consummate;

- the process of acquiring assets or business or pursuing an acquisition may divert the attention of our management team from our existing business operations;

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;

- market conditions may result in higher vacancies and lower-than expected rental rates at our properties; and

- we may acquire properties or other assets or businesses without recourse, or with only limited recourse, for liabilities, whether known or unknown.

We rely upon our Advisor and the professionals employed by affiliates of our Advisor to identify suitable investments. To the extent that our Advisor and the professionals employed by affiliates of our Advisor face competing demands upon their time at times when we have capital ready for investment, we may face delays in locating suitable further investments. Delays we encounter in the selection and acquisition of income-producing assets would likely lower returns. These delays may be lengthier in the case of early stage assets or businesses or properties under development.

Moreover, there can be no assurance that our Advisor will be successful in obtaining suitable further investments on financially attractive terms or that our objectives will be achieved. In the event we are unable to timely locate suitable investments, we may be unable to meet our investment objectives, which could adversely affect our business.

There is no assurance we will restart paying cash dividends.

Decisions regarding the frequency and amount of any future dividends we pay on our Class A common stock will remain at all times entirely at the discretion of our Board, which reserves the right to change our dividend policy at any time and for any reason. Our ability to pay dividends in the future depends on our ability to operate profitably and to generate sufficient cash flows from the operations. We cannot guarantee that we will be able to pay dividends on a regular basis on our Class A common stock or any other class or series of stock we may issue in the future. We have not paid dividends on our Class A common stock since March 2022. There is no assurance as to when or if we will pay dividends in the future. During the six months ended June 30, 2022 and during the year ended December 31, 2021, we paid our Class A common stockholders dividends in the amount equal to $0.80 per share per quarter (adjusted for the Reverse Stock Split). These dividends were not funded with cash flow generated by operations but rather from available cash on hand consisting of proceeds from prior period financings and proceeds from our Common Stock ATM Program. Funding dividends from these sources reduced the capital available for other requirements, such as capital expenditures, investing in new assets and paying operating expenses. In addition, although our Board has adopted a resolution authorizing consideration of share repurchases of up to $100 million of shares of Class A common stock over a long-term period actual repurchases must be reviewed and approved by our Board based on management recommendations taking into consideration all information available at the specific time including our available cash resources (including the ability to borrow), market capitalization, trading price and alternative uses such as acquisitions. Provisions contained in our loan agreements may also impact our ability to pay dividends. If we do not restart paying cash dividends on our Class A common stock, the return on your investment, if any, will depend solely on an increase, if any, in the market value of our Class A common stock.

We may be unable to secure funds for future tenant improvements or capital needs.

We are generally responsible for funding any major structural repairs to our properties, such as repairs to the foundation, exterior walls and rooftops as well as for tenant improvement and leasing commission costs associated with our leasing activities. If we need additional capital in the future to improve or maintain our properties or for tenant improvements and leasing commissions, we may have to obtain financing from sources, beyond our cash flow from operations, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot fund capital improvements, tenant improvements or leasing commissions, our investments may generate lower cash flows or decline in value, or both and result in our inability to lease vacant space or retain tenants upon the expiration of their leases, which could have a material adverse effect on us.

Our properties have been and may continue to be subject to impairment charges.

We periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance, legal structure and our intent and ability to hold the property. For example, the early termination of, or default under, a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we are required to make a downward adjustment to the net carrying value of the property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent. Any such impairment could have a material adverse effect on our financial condition and results of operations. During the year ended December 31, 2023 we have incurred impairment charges of $66.6 million.

We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the global COVID-19 pandemic, which may have a material adverse effect on our business.

We are subject to risks associated with public health crises, such as pandemics and epidemics, including the COVID-19 pandemic. The COVID-19 pandemic has subsided with the normalization of living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments. While the U.S. has removed or reduced the restrictions taken in response to the COVID-19 pandemic, a resurgence of the COVID-19 pandemic could once again impact our operations and the operations of our tenants as a result of quarantines, location closures, illnesses, and travel restrictions. Any future resurgence of COVID-19 or variants of the virus, and the severity and duration thereof, remain uncertain, however, a substantial and continuous deterioration in the business environment in the U.S. as a consequence thereof could have a material adverse effect on our business, financial condition and results of operations.

The impact of the COVID-19 pandemic evolved rapidly and resulted in a decrease in economic activity particularly in the New York City area, which continues to negatively affect the New York City real estate market. Presently, because substantially all of our income derived from rentals of commercial real property, our business, income, cash flow, results of operations, financial condition, liquidity, prospects, ability to service our debt obligations, consummate future property acquisitions and pay dividends and other distributions to our stockholders has been and will continue to be adversely affected if a significant number of tenants are unable to meet their obligations to us. Certain tenants have been, or may be in the future, unwilling or unable to pay rent in full or on a timely basis due to bankruptcy, lack of liquidity, or funding, operational failures, or for other reasons. The amount of cash rent that we collect going forward cannot be determined at present and the amount of cash rent collected in prior periods may not be indicative of what we collect in any future period. In addition, there is no assurance that we will be able to collect the cash rent that is due in future months including rent that was previously deferred in earlier periods. We may have to address future defaults and additional requests for rent deferrals or abatements or other allowances. Furthermore, if we declare any tenants in default for non-payment of rent or other potential breaches of their leases with us, we might not be able to fully recover amounts owed to us and may experience delays and additional costs in enforcing our rights as landlord to recover amounts due to us. Our ability to recover amounts under the terms of our leases may also be restricted or delayed due to moratoriums that have been or may be imposed limiting landlord-initiated commercial eviction and collection actions. If any of our tenants, or any guarantor of a tenant's lease obligations files for bankruptcy proceedings pursuant to Title 11 of the United States Code, or an insolvency or bankruptcy regime in a foreign jurisdiction, we could be further adversely affected due to loss of revenue but also because the bankruptcy may make it more difficult for us to lease the remainder of the property or properties in which the bankrupt tenant operates.

The scope and duration of any future public health crisis, including the potential emergence of new variants of the COVID-19 virus, the pace at which government restrictions are imposed and lifted, the scope of additional actions taken to mitigate the spread of disease, global vaccination and booster rates, the speed and extent to which global markets fully recover from the disruptions caused by such a public health crisis, and the impact of these factors on our business, financial condition and results of operations, will depend on future developments that are highly uncertain and cannot be predicted with confidence.

We may change our targeted investments without stockholder consent.

We have invested in a portfolio of primarily office properties and other property types, such as retail, located in the five boroughs of New York City. Our Board recently changed our investment policies to expand our business to other asset types including operating businesses. We also decided to revoke our election to be taxed as a REIT, effective as of January 1, 2023. Our Board may further change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, initially anticipated by, among other things, increasing our exposure to interest rate risk, default risk and market fluctuations.

Part of our strategy for building our portfolio involves acquiring assets opportunistically. This strategy involves a higher risk of loss than more conservative investment strategies.

In order to meet our investment objectives, we have acquired and may continue to acquire assets that have less than 80% occupancy at the time of acquisition, but which we believe we can reposition, redevelop or remarket to enhance value.

Investing in opportunistic assets subjects us to increased risks relating to, among other things, changes in the local economy, such as New York City, and increased competition for tenants at similar properties in those markets, as well as increased risks that the economic trends and demand for office and retail space and other real estate may change. For these and other reasons, there is no assurance that we will be profitable or that we will realize growth in the value of our real estate properties. In addition, leasing vacant space will likely result in our incurring expenses for tenant improvements and leasing commissions, which could adversely impact our cash flow.

Two of our individual real estate investments represent a material percentage of our assets.

As of December 31, 2023, our two largest assets, 123 William Street and 1140 Avenue of the Americas, aggregated approximately 68% of the total rentable square footage in our portfolio and 62% of annualized straight-line rent. Due to our relatively small asset base and the high concentration of our total assets in relatively large individual real estate assets, the value of our assets could vary more widely with the performance of specific assets than if we invested in a more diverse portfolio of properties. Because of this asset concentration, even modest changes in the value of our real estate assets could have a significant impact on the value of our assets and the value of our Class A common stock.

We rely significantly on the following major tenants and therefore, are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to these tenants.

As of December 31, 2023, the following tenants accounted for 5% or more of our total annualized rental income on a straight-line basis, based on leases commenced:

Tenant	% of Annualized Straight-Line Rent
City National Bank	7.4%
Planned Parenthood	5.8%
Equinox	5.9%

The failure of any of these tenants to pay rent could have a material adverse effect on our cash flow and the value of the applicable property and our results of operations. In addition, the individual value of our properties may be impacted in part by the credit quality of the underlying tenants, and an adverse change in the financial condition or a decline in the credit rating of any of these material tenants may result in a decline in the value of the specific properties and our results of operations.

The ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict may adversely impact our business operations and financial performance.

United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization ("NATO") deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. These ongoing conflicts and the resulting geopolitical instability can adversely impact our business operations and financial performance. These factors may also result in the weaking of the financial condition of a significant tenant or a number of smaller tenants, which could adversely impact their ability to timely pay rent. Our revenues is largely dependent on the success and economic viability of our tenants and, as a result, our financial condition and results of operations may be adversely affected.

We may in the future acquire or originate real estate debt or invest in real estate-related securities issued by real estate market participants, which could expose us to additional risks.

We may in the future acquire or originate first mortgage debt loans, mezzanine loans, preferred equity or securitized loans, commercial mortgage-backed securities ("CMBS"), preferred equity and other higher-yielding structured debt and equity investments. Doing so would expose us not only to the risks and uncertainties we are currently exposed to through our direct investments in real estate but also to additional risks and uncertainties attendant to investing in and holding these types of investments, such as:

- risk of defaults by borrowers in paying debt service on outstanding indebtedness and to other impairments of our loans and investments;

- increased competition from entities engaged in mortgage lending and, or investing in our target assets;

- deterioration in the performance of properties securing our investments may cause deterioration in the performance of our investments and, potentially, principal losses to us;

- fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments;

- difficulty in redeploying the proceeds from repayments of our existing loans and investments;

- the illiquidity of certain of these investments;

- lack of control over certain of our loans and investments;

- the potential need to foreclose on certain of the loans we originate or acquire, which could result in losses;

- additional risks, including the risks of the securitization process, posed by investments in CMBS and other similar structured finance investments, as well as those we structure, sponsor or arrange;

- use of leverage may create a mismatch with the duration and interest rate of the investments that we finance; and

- risks related to the operating performance or trading price volatility of any publicly-traded and private companies primarily engaged in real estate businesses we invest in.

Any one or a combination of these factors may cause a borrower to default on a loan or to declare bankruptcy. If a default or bankruptcy occurs and the underlying asset value is less than the loan amount, we will suffer a loss.

In the event of any default under a commercial real estate loan held directly by us, we will bear a risk of loss of principal or accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial real estate loan, which could have a material adverse effect on our cash flow from operations. In the event of a default by a borrower on a non-recourse commercial real estate loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the commercial real estate loan. If a borrower defaults on one of our commercial real estate investments and the underlying property collateralizing the commercial real estate debt is insufficient to satisfy the outstanding balance of the debt, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower's assets, we may not have full recourse to such assets in the event of a borrower bankruptcy as the loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court) and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. We are also exposed to these risks through the commercial real estate loans underlying a commercial real estate security we hold, which may result in us not recovering a portion or all of our investment in such commercial real estate security.

Risks Related to Investments in Real Estate

We generally obtain only limited warranties when we purchase a property and therefore have only limited recourse if our due diligence did not identify any issues that lower the value of our property.

We have acquired, and may continue to acquire, properties in "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements we entered in the past, or may enter into in the future into may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property, which could have an adverse effect on our business, financial condition and results of operations.

We may be unable to sell a property at the time or on the terms we desire.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or properties. Further, we may also be required to expend funds to correct defects or to make improvements, before a property can be sold and may not have funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit or at the time or on the terms we desire. Moreover, in acquiring a property or incurring debt securing a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such limiting the amount of debt that can be secured by that property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property, which could have an adverse effect on our business, financial condition and results of operations.

We have acquired or financed, and may continue to acquire or finance, properties with lock-out provisions which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions, such as the provisions that have been contained in certain mortgage loans we have entered into, could materially restrict us from selling or otherwise disposing of, or refinancing indebtedness secured by, properties, including by requiring the payment of a yield maintenance premium in connection with the required prepayment of principal upon sale, disposition or refinancing. Lock-out provisions may also prohibit us from pre-paying the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness secured by the properties. Lock-out provisions could also impair our ability to take other actions during the lock-out period that may otherwise be in the best interests of our stockholders, such as precluding us from participating in major transactions that would result in a disposition of our assets or a change in control. Payment of yield maintenance premiums in connection with dispositions or refinancings could adversely affect our results of operations and cash available for corporate purposes, negatively affecting our results of operations.

We may be unable to renew leases or re-lease space as leases expire.

Approximately 45% of our leases (based on annualized straight-line rent) expire over the next five years. We may be unable to renew expiring leases on terms and conditions that are as, or more, favorable as the terms and conditions of the expiring leases. While we are working to identify and enter into leases with additional new tenants to replace Knotel, which filed for bankruptcy and terminated its leases with us in January 2021, and to increase the rental income at our properties through leasing activity, there can be no assurance we will be able to lease all or any portion of our currently vacant space at any property on acceptable or favorable terms, or at all. For example, annualized straight-line rent per square foot for certain leases, including the leases we have entered into to replace Knotel, are lower than the annualized straight-line rent per square foot under the previous leases. In addition, additional vacancies may occur at one or more of our properties due to a default by a tenant on its lease or expiration of a lease. Vacancies may reduce the value of a property as a result of reduced cash flow generated by the property. In addition, changes in space utilization by our tenants may impact our ability to renew or re-let space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property. If we are unable to promptly renew expiring leases or re-lease the space at similar rates or if we incur substantial costs in renewing or re-leasing the space, our cash flow could be adversely affected.

We depend on tenants for our revenue, and accordingly lease terminations, tenant default and bankruptcy have adversely affected and could in the future adversely affect the income produced by our properties.

In addition to the bankruptcy of Knotel, or any guarantor of a tenant's lease obligations, could also become insolvent or be subject to a bankruptcy proceeding pursuant to Title 11 of the United States Code. A bankruptcy filing of our tenants or any guarantor of a tenant's lease obligations would result in a stay of all efforts by us to collect pre-bankruptcy debts from these entities or their assets, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be required to be paid currently. If a lease is assumed by the tenant, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid as of the date of the bankruptcy filing (post-bankruptcy rent would be payable in full). This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to our stockholders. We cannot assure our stockholders that the tenant or its trustee will assume our lease and that our cash flow and the amounts available for distributions to our stockholders will not be adversely affected.

A sale-leaseback transaction may be recharacterized in a tenant's bankruptcy proceeding.

We may enter into sale-leaseback transactions, whereby we purchase a property and then lease the same property back to the purchaser, who becomes our tenant as part of the transaction. In the event of the bankruptcy of a tenant, a transaction structured as a sale- leaseback may be recharacterized as either a financing or a joint venture, and either type of recharacterization could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If this plan were confirmed by the bankruptcy court, we would be bound by the new terms. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser.

In some instances, we may sell our properties by providing financing to purchasers. In these cases, we will bear the risk that the purchaser may default, which could negatively impact our cash flow. Even in the absence of a purchaser default, the proceeds from the sale will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our cash flow.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. If we do so, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Covenants, conditions and restrictions may restrict our ability to operate a property, which may adversely affect our operating costs.

Some of our properties are contiguous to other parcels of real property, comprising part of the same building. In connection with such properties, there may be covenants, conditions, restrictions, and easements governing the operation of, and improvements, to, such properties. Moreover, the operation and management of the contiguous properties may impact our properties. Compliance with these covenants, conditions, restrictions, and easements may adversely affect our operating costs and reduce the amount of funds that we have available for other purposes.

Our real properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our real properties are subject to real property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. We anticipate that certain of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the real properties that they occupy, while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, lessees may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, we are generally responsible for real property taxes related to any vacant space.

We may suffer uninsured losses relating to real property or have to pay expensive premiums for insurance coverage.

Our general liability, property and umbrella liability insurance coverage on all our properties may not be adequate to insure against liability claims and provide for the costs of defense. Similarly, we may not have adequate coverage against the risk of direct physical damage or to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each property. Moreover, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters including as a result of climate change, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The Terrorism Risk Insurance Act of 2002 (the "TRIA"), under which the U.S. federal government bears a significant portion of insured losses caused by terrorism, will expire on December 31, 2027, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. In the event that the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property.

Additionally, mortgage lenders insist in some cases that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance indebtedness secured by our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Actual or threatened terrorist attacks and other acts of violence, civilian unrest, or war may affect the markets in which we operate our business and our profitability.

We own properties in the New York City area which has experienced, and remains susceptible to, terrorist attacks. Because our properties are generally open to the public, they are exposed to a number of incidents that may take place within their premises and that are beyond our control or ability to prevent. Any actual or threatened act of terror, mass shooting or other acts of violence, civilian unrest or war, could have a negative effect on our business, including us losing our tenants or being forced to close one or more of our properties for some time. If any of these incidents were to occur, the relevant property could face material damage to its image and the revenues generated therefrom. In addition, we may be exposed to civil liability and be required to indemnify the victims, and our insurance premiums could rise, any of which could adversely affect us.

Moreover, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the worldwide financial markets and economy, including demand for properties and availability of financing. Increased economic volatility could adversely affect our tenants' abilities to conduct their operations profitably or our ability to borrow money or issue capital stock at acceptable prices.

Inflation may have an adverse effect on our investments and results of operations.

Recent increases and continuing increases in the rate of inflation, both real and anticipated, may impact our investments and results of operations. Inflation could erode the value of long-term leases that do not contain indexed escalation provisions, or contain fixed annual rent escalation provisions that are at rates lower than the rate of inflation, and increase expenses including those that cannot be passed through under our leases. Actual increases or the perception of increases in inflation could also increase the amount we reimburse our Advisor for our general and administrative expenses and our mortgage interest costs. An increase in our expenses, or expenses paid or incurred by our Advisor or its affiliates that are reimbursed by us pursuant to the Advisory Agreement, or a failure of revenues to increase at least with inflation could adversely impact our results of operations. Most of our leases for properties contain fixed rental rate with annual escalation based upon fixed percentage increases while some are based on other measures. Approximately 84% of our leases with our tenants contain rent escalation provisions which increase the amount of cash rent due by an average of 2.2% per year. These provisions generally increase rental rates during the terms of the leases either at fixed rates or other measures. Approximately 84% are fixed-rate, and 16% do not contain any escalation provisions. Inflation as measured by the consumer price index for all items as of December 31, 2023 as published by the Bureau of Labor Statistics, was 3.4%, however. If the rental rate increases continue to lag behind inflation, our net income and cash flow would be negatively impacted. Future leases may not even contain escalation provisions and these provisions may not be sufficient to protect our revenues or expenses from the adverse effects of inflation. In addition, increased operating costs paid by our tenants could have an adverse impact on them if increases in their operating expenses exceed increases in their revenue, which may adversely affect their ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants.

Conversely, unusually low inflation can cause deflation, or an outright decline in prices. Deflation can lead to a negative cycle where consumers delay purchases in anticipation of lower prices, causing businesses to stop hiring and postpone investments as sales weaken. Deflation would have a serious impact on economic growth and may adversely affect the financial condition of our tenants and the rental rates at which we renew or enter into leases.

In addition to base rent, some of our leases require our tenants to (i) pay their allocable share of increases in operating expenses, over the base year in the lease or (ii) their allocable share of operating expense. Operating expenses common area maintenance costs, real estate taxes and insurance. Increased operating costs reimbursed to us or paid directly by our tenants under these net leases could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants. Renewals of leases or future leases for our net lease properties may not be negotiated on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, in which event we may have to pay those costs. If we are unable to lease properties on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs.

We face possible risks associated with the natural disasters and the physical effects of climate change.

We are subject to risks associated with natural disasters and the physical effects of climate change, which can include storms, hurricanes and flooding, any of which could have a material adverse effect on our properties and business. To the extent climate change causes changes in weather patterns, the New York City area could experience increases in storm intensity and rising sea-levels. Over time, these conditions could result in declining demand for space in our buildings or the inability of us to lease space in the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy at our properties and requiring us to expend funds as we seek to repair and protect our properties against such risks. Climate change may have a material adverse effect on our properties or business.

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas ("GHG") emissions and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both in the U.S. and internationally, regarding the impact of these gases and possible means for their regulation. Federal, state or foreign legislation or regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties or to protect them from the consequence of climate change and could also result in increased compliance costs or additional operating restrictions that could adversely impact the businesses of our tenants and their ability to pay rent.

Failure to succeed in new markets or in new asset classes may have adverse consequences on our performance.

We may acquire properties or other assets both within and outside of our existing market areas. There can be no assurance that we will be able to operate successfully in new markets, or in new asset classes including expanded property types such as hotels. We may be exposed to a variety of risks if we choose to enter new markets including particularly to the extent our Advisor and its affiliates do not have experience in those markets, inability of our Advisor to evaluate accurately local market conditions, hire and retain key personnel, identify appropriate acquisition opportunities, and navigate local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets or acquire new classes of property that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

We may be adversely affected by certain trends that reduce demand for office real estate.

Some businesses are rapidly evolving to increasingly permit employee telecommuting, flexible work schedules, open workplaces and teleconferencing. These practices enable businesses to reduce their requirements for office space. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations.

We are subject to risks that affect the general and New York City retail environments.

Certain of our properties located in New York City are leased to retail tenants which generated 26% of the annualized straight-line rental income during the year ended December 31, 2023. As such, these properties are affected by the general and New York City retail environments, including the level of consumer spending and consumer confidence, store closures and changing consumer preferences among other things. These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our retail locations.

Costs of complying with governmental laws and regulations, including those relating to environmental matters and discovery of previously undetected environmentally hazardous conditions, may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations (including those of foreign jurisdictions), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which could adversely affect our operating results.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, the value of our properties or our results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

There are costs associated with complying with the Americans with Disabilities Act.

Our properties are subject to the Americans with Disabilities Act of 1990 ("Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. A determination that our properties do not comply with the Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the Disabilities Act which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could have an adverse impact upon our financial resources, including cash available to pay distributions.

Risks Related to Our Indebtedness

Our level of indebtedness may increase our business risks.

As of December 31, 2023, we had total outstanding indebtedness of approximately $395.7 million. We have approximately $49.5 million of debt maturing in 2024. The Company has received a non-binding term sheet from the existing lender to extend the loan, but no assurance can be made that this non-binding term sheet will be executed on its contemplated terms, or at all.

In addition, we may incur additional indebtedness in the future for various purposes. The amount of our indebtedness could have material adverse consequences for us, including:

- hindering our ability to adjust to changing market, industry or economic conditions;

- limiting our ability to access the capital markets to raise additional equity or debt on favorable terms or at all, whether to refinance maturing debt, to fund acquisitions, to fund dividends or for other corporate purposes;

- limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

- making us more vulnerable to economic or industry downturns, including interest rate increases.

- requiring us to dispose of one or more of our properties at disadvantageous prices in order to service our indebtedness or to raise funds to pay indebtedness at maturity; and

- resulting in an event of default if we fail to pay our debt obligations when due, fail to refinance our maturing debt timely, or fail to comply with the financial and other restrictive covenants contained in our loan agreements which event of default could rise to the lender's right to accelerate the amount due under the applicable loan and could permit certain of our lenders to foreclose on our assets securing the debt.

In most instances, we acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge the underlying property as security for that debt to obtain funds to acquire additional real properties or for other corporate purposes.

We have been in breach of several of our mortgage loan covenants for multiple quarters.

As of December 31, 2023, we were in breach of covenants under two separate mortgage loans aggregating $109.0 million in principal amount, which are secured by two of our properties - 1140 Avenue of the Americas, and by 8713 Fifth Avenue. These properties represented, in the aggregate, 23% of the total rentable square feet in our portfolio as of December 31, 2023. These breaches, which have been ongoing for several quarters are described in more detail elsewhere in this Annual Report on Form 10-K (see *Note 4 — Mortgage Notes Payable, Net* to our 2023 Financial Statements for additional information) require us to hold any excess cash generated by the properties, if any, in a segregated account as additional collateral under the loans. We had $2.5 million, of cash maintained in segregated cash accounts, and classified as restricted cash on our consolidated balance sheet as of December 31, 2023, resulting from breaches of the mortgage loans secured by our 1140 Avenue of the Americas property. Cash held in these accounts is or was not otherwise available to us to fund operating expenses at our other properties and other capital requirements until the breaches have been cured. There was no cash maintained in segregated cash accounts for our 8713 Fifth Avenue property as of December 31, 2023 since this property had not generated excess cash after debt service.

Unless we are able to enter into a sufficient number of new leases on terms that allow us to cure the applicable breaches, we do not anticipate we will be able to access excess cash flow from these properties. If we experience additional lease terminations, due to tenant bankruptcies or otherwise, it is possible that certain of the covenants on other loans may be breached and we may also become restricted from accessing excess cash flows from these properties.

During the year ended December 31, 2023, the net cash provided by our property operations has not been sufficient to fund operating expenses and other cash requirements. In the event of a shortfall between the cash flow from our properties and the cash flow needed to service mortgage debt on our properties, we must identify other sources to fund the interest payments or risk defaulting on the indebtedness. There can be no assurance that these sources will be available in the future.

In addition, incurring mortgage debt increases the risk of loss because defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to subsidiary entities that hold title to our properties. If we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for repaying the debt if it is not paid by the entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

Changes in the debt markets could materially and adversely impact us.

The commercial debt markets are subject to volatility, resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies and reductions in the availability of financing. In addition, interest rates recently increased as a result of actions taken by the U.S. Federal Reserve Board which may continue to impact our ability in the future to access capital on favorable terms, in a timely manner, or at all, which could make obtaining funding for our capital requirements more challenging or expensive. Increases in the overall cost of borrowings, either due to increases in the index rates or due to increases in lender spreads, may negatively impact our ability to refinance existing indebtedness at maturity and we will need to factor increases into pricing and projected returns for any future acquisitions. This may result in lower net income from existing properties and require us to pledge additional collateral for any new or refinanced indebtedness as well as acquisitions generating lower overall economic returns.

If we are unable to borrow monies on terms and conditions that we find acceptable, our ability to purchase properties, finance or refinance existing indebtedness and meet other capital requirements may be limited, and the return on our assets including new acquisitions may be negatively impacted. Furthermore, the availability or cost of debt could have an impact on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets which could negatively impact the value of our assets and the ability to sell properties the proceeds of which may be used to reduce our total debt.

Increasing interest rates could increase the amount of our debt payments.

We have incurred indebtedness and expect that we will incur indebtedness in the future. Although none of our indebtedness is variable rate that is not otherwise fixed by swap, to the extent that we incur variable rate debt not fixed by swap in the future, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to use cash for other corporate purposes. The U.S. Federal Reserve Board significantly increased the federal funds rate in 2022 and 2023. In addition, further increases in interest rates could make it more difficult for us to refinance our existing debt or require us to sell properties. Increases in interest rates would also impact new or refinanced fixed rate debt, which could adversely affect our business, financial condition, results of operations and liquidity.

Our loan agreements contain restrictive covenants that limit operating and financial flexibility.

Our mortgage loans generally contain covenants that limit the ability of the subsidiaries, holding title to the properties to incur additional indebtedness secured by the properties as well as to incur additional debt, engage in property transfers, make distributions to the OP, and discontinue insurance coverage. The loans secured by our 9 Times Square property requires us to maintain a minimum net worth and a minimum level of liquid assets. In addition, loan documents may limit our ability to replace property managers or terminate certain leases. Future indebtedness we may incur may also impose restrictions on us that require us to comply with financial covenants, affect our distribution and operating policies or limit our ability to incur additional debt, further mortgage a property, engage in mergers and consolidations, discontinue insurance coverage or replace our Advisor or Property Manager. These or other limitations decrease our operating and financial flexibility and our ability to achieve our operating objectives. Our failure to comply with restrictive covenants could result in an event of default which, if not cured or waived, could result in the acceleration of debt under such agreements. Any such event of default or acceleration could have a material adverse effect on our business, financial condition and results of operations.

Derivative financial instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates.

We are using derivative financial instruments, including an interest rate swap, and may in the future use others, including options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with our borrowings, but no such instrument or hedging strategy can protect us completely. There is no assurance that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. If we are unable to manage these risks effectively, we could be materially and adversely affected.

Interest-only and adjustable rate indebtedness may increase our risk of default.

As of December 31, 2023, all of our outstanding mortgage indebtedness was interest-only and either fixed or variable but fixed by a swap agreement. We may also finance any future property acquisitions using interest-only mortgage indebtedness or make other borrowings that are interest-only. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments or payments made due to covenant waivers or other amendments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect, among other things, the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash for other purposes.

Finally, if the mortgage loan has an adjustable interest rate that is not fixed by swap agreement, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce our available cash that may otherwise be needed to make capital improvements, pay for tenant improvements and leasing commissions, or otherwise be available for other corporate purposes will be required to pay principal and interest associated with these mortgage loans.

Risks Related to Conflicts of Interest

Our Advisor faces conflicts of interest relating to the purchase and leasing of properties and these conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We rely on our Advisor and the executive officers and other key real estate professionals at our Advisor to identify suitable investment opportunities for us. Several of these individuals are also executive officers or key real estate professionals at AR Global and other entities advised by affiliates of AR Global. Many investment opportunities that are suitable for us may also be suitable for other entities advised by affiliates of AR Global. We do not have any agreements with any of these entities that govern the allocation of investment opportunities. Thus, the executive officers and real estate professionals at our Advisor could direct attractive investment opportunities to other entities advised by affiliates of AR Global.

We and other entities advised by affiliates of AR Global also rely on these executive officers and other key real estate professionals to supervise the property management and leasing of properties. These individuals, as well as AR Global, as an entity, are not prohibited from engaging, directly or indirectly, in any business or from possessing interests in other businesses and ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments.

Our Property Manager is an affiliate of our Advisor and therefore we face conflicts of interest in determining whether to assign certain operating assets to our Property Manager or an unaffiliated property manager.

Our Property Manager is an affiliate of our Advisor. As we acquire each asset, our Advisor will assign such asset to a property manager in the ordinary course of business; however, because our Property Manager is affiliated with our Advisor, our Advisor faces certain conflicts of interest in making this decision because of the compensation that will be paid to our Property Manager.

Our Advisor faces conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to the other venture partners.

We may enter into joint ventures with other entities advised by affiliates of AR Global for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which entity advised by affiliates of AR Global enters into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Due to the role of our Advisor and its affiliates, agreements and transactions between the co-venturers with respect to any joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceeds the percentage of our investment in the joint venture.

Our Advisor, AR Global and their officers and employees and certain of our executive officers and other key personnel face competing demands relating to their time, and this may cause returns on our investments to suffer.

Our Advisor, AR Global and its officers and employees and certain of our executive officers and other key personnel and its respective affiliates are key personnel, general partners and sponsors of other entities, including entities advised by affiliates of AR Global, having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these individuals have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If these conflicts occur, the returns on our investments may suffer.

Our officers and directors face conflicts of interest related to the positions they hold with related parties.

Our executive officers are also officers of our Advisor, our Property Manager and other affiliates of AR Global. Our executive officers and our directors also serve in similar capacities at other entities advised by affiliates of AR Global. As a result, these individuals owe duties to these other entities which may conflict with the duties that they owe to us.

These conflicting duties could result in actions or inactions that are detrimental to our business. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (a) compensation to our Advisor and its affiliates, including the Property Manager; (b) allocation of any new investments and management time and services between us and the other entities; (c) our purchase of properties from, or sale of properties, to entities advised by affiliates of AR Global; and (d) investments with entities advised by affiliates of our Advisor.

Our Advisor faces conflicts of interest relating to the structure of the compensation it may receive.

Under the Advisory Agreement, the Advisor is entitled to substantial minimum compensation regardless of performance as well as incentive compensation if certain thresholds are satisfied. The variable portion of the base management fee payable to the Advisor under the Advisory Agreement increases proportionately with the cumulative net proceeds from the issuance of common, preferred or other forms of equity by us. In addition, the Advisor may earn LTIP Units if certain performance conditions are satisfied over a three-year performance period under our multi-year outperformance award agreement with the Advisor. The performance period started in August 2020. These arrangements, coupled with the fact that the Advisor does not maintain a significant equity interest in us, may result in the Advisor taking actions or recommending investments that are riskier or more speculative than absent these compensation arrangements. In addition, these fees and other compensation payable to the Advisor reduce the cash available for investment or other corporate purposes.

<center>**Risks Related to Our Corporate Structure**</center>

The trading price of our Class A common stock may fluctuate significantly.

The trading price of our Class A common stock may be volatile and subject to significant price and volume fluctuations in response to market and other factors, many of which are out of our control. Among the factors that could affect trading price are:

- our financial condition, including the level of our indebtedness, and performance;

- our ability to grow through property acquisitions, the terms and pace of any acquisitions we may make and the availability and terms of financing or other capital for those acquisitions

- our ability to integrate and manage assets;

- the financial condition of our tenants, including tenant bankruptcies or defaults;

- actual or anticipated quarterly fluctuations in our operating results and financial condition;

- the amount and frequency of our dividend payments;

- additional sales of equity securities, including Class A common stock, or the perception that additional sales may occur;

- our reputation and the reputation of AR Global and its affiliates or other entities advised by AR Global and its affiliates;

- uncertainty and volatility in the equity and credit markets;

- increases in interest rates;

- inflation and continuing increases, or the perception of increases, in the rate of inflation;

- changes in revenue, earnings or estimates, or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities;

- failure to meet analyst revenue or earnings estimates or projections made by our Advisor;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- the extent of investment in our shares by institutional investors;

- the extent of short-selling of our shares;

- general financial and economic market conditions and, in particular, developments related to market conditions for real estate related companies;

- changes in tax laws;

- economic factors unrelated to our performance; and

- all other risk factors addressed elsewhere in this Annual Report on Form 10-K.

An increase in interest rates could also make an investment in our Class A common stock less attractive if we are not able to increase our dividend rate, which could reduce the trading price of our Class A common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations, but are not limited to, include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of, directly or indirectly, 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if our Board approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by our Board prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board has exempted any business combination involving our Advisor or any affiliate of our Advisor or any REIT formed and organized by our sponsor (an entity under common ownership with AR Global). Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our Advisor or any affiliate of our Advisor, or any REIT advised by any affiliate of our Advisor. As a result, our Advisor and any affiliate of our Advisor may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

We have a classified board, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our Board is divided into three classes of directors. At each annual meeting, directors of one class are elected to serve until the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. The classification of our Board may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might result in a premium price for our stockholders.

The stockholder rights plan adopted by our Board may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our Board has adopted a stockholder rights plan will expire in August 2025 unless further extended by our Board. If a person or entity, together with its affiliates and associates, acquires beneficial ownership of 4.9% or more of our then outstanding common stock, subject to certain exceptions (including our Board's right to grant waivers), each right would entitle its holder (other than the acquirer, its affiliates and associates) to purchase a fraction of a share of Series A Preferred Stock. In addition, under certain circumstances, we may exchange the rights (other than rights beneficially owned by the acquirer, its affiliates and associates), in whole or in part, for shares of Class A common stock on a one-for-one basis. The stockholder rights plan could make it more difficult for a third party to acquire us or a large block of our Class A common stock without the approval of our Board, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

We may terminate our advisory agreement in only limited circumstances, which may require payment of a termination fee.

We have limited rights to terminate our Advisor. The initial term of the advisory agreement with the Advisor (as amended from time to time, the "Advisory Agreement") expires on July 1, 2030, but is automatically renewed upon expiration for consecutive five-year terms unless notice of termination is provided by either party 180 days in advance of the expiration of the term. If we terminate the agreement in connection with a change in control, we would be required to pay a termination fee that could be up to $15.0 million plus four times the compensation paid to our Advisor in the previous year, plus expenses. The limited termination rights contained in the Advisory Agreement will make it difficult for us to renegotiate the terms of the Advisory Agreement or replace our Advisor even if the terms of the Advisory Agreement are no longer consistent with the terms generally available to externally-managed entities, which could have a material adverse effect on us.

We depend on our Advisor and our Property Manager to provide us with executive officers, key personnel and all services required for us to conduct our operations and our operating performance may be impacted by any adverse changes in the financial health or reputation of our Advisor and our Property Manager.

We have no employees. Personnel and services that we require are provided to us under contracts with our Advisor and its affiliate, the Property Manager. We depend on our Advisor, and the Property Manager to manage our operations and to acquire and manage our portfolio of assets.

Our success depends to a significant degree upon the contributions of our executive officers and other key personnel of our Advisor and its affiliates, including Michael Anderson, chief executive officer, and Joseph Marnikovic, our chief financial officer. On January 31, 2024, Joseph Marnikovic notified the Board of American Strategic Investment Co. that he intends to retire and therefore resign from his position as Chief Financial Officer that will be effective on March 29, 2024. On February 2, 2024, the Board appointed Mr. Michael LeSanto, the Company's Chief Accounting Officer, as the Chief Financial Officer and Treasurer of the Company, effective on the effectiveness of Mr. Marnikovic's resignation. Neither our Advisor nor any of its affiliates has an employment agreement with these key personnel and we cannot guarantee that all, or any particular one, will remain employed by our Advisor or one of its affiliates and otherwise available to continue to perform services for us. If any of our key personnel were to cease their affiliation with our Advisor or its affiliates, our operating results, business and prospects could suffer. Further, we do not maintain key person life insurance on any person. We believe that our success depends, in large part, upon the ability to our Advisor to hire, retain or contract for services or highly skilled managerial, operational and marketing personnel. We also depend on these key personnel to maintain relationships with firms that have special expertise in certain services or detailed knowledge regarding our investments and assets especially real properties located in the five boroughs of New York City, particularly in Manhattan. If our Advisor loses or is unable to obtain the services of skilled personnel due to an overall labor shortage, lack of skilled labor, increased turnover or labor inflation, our Advisor's ability to manage our business and implement our investment strategies could be delayed or hindered, which could have a material adverse effect on us.

Any adverse changes in the financial condition or financial health of, or our relationship with, our Advisor, or its affiliates, could hinder their ability to successfully manage our operations and our investments. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting our Advisor or its affiliates or other companies advised by our Advisor and its affiliates could create adverse publicity and adversely affect us and our relationship with lenders, tenants or other third-parties with whom we do business.

Our business and operations could suffer if our Advisor or any other party that provides us with services essential to our operations experiences system failures or cyber incidents or a deficiency in cybersecurity.

The internal information technology networks and related systems of our Advisor and other parties that provide us with services essential to our operations are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by these disruptions.

As reliance on technology has increased, so have the risks posed to those systems. Our Advisor and other parties that provide us with services essential to our operations must continuously monitor and develop their networks and information technology to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses, and social engineering, such as phishing. Our Advisor is continuously working, including with the aid of third party service providers, to install new, and to upgrade existing, network and information technology systems, to create processes for risk assessment, testing, prioritization, remediation, risk acceptance, and reporting, and to provide awareness training around phishing, malware and other cyber risks to ensure that our Advisor, and other parties that provide us with services essential to our operations are protected against cyber risks and security breaches. However, these upgrades, processes, new technology and training may not be sufficient to protect us from all risks. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques and technologies used in attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases attempted attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a subject of an intentional cyberattack or other event which results in unauthorized third party access to systems to disrupt operations, corrupt data or steal confidential information may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of revenues and litigation, caused by any breaches. Additionally, any failure to adequately protect against unauthorized or unlawful processing of personal data, or to take appropriate action in cases of infringement may result in significant penalties under privacy law.

Furthermore, a security breach or other significant disruption involving the information technology networks and related systems of our Advisor or any other party that provides us with services essential to our operations could:

• result in misstated financial reports, violations of loan covenants, missed reporting deadlines or missed permitting deadlines;

• result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information (including information about tenants), which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

• result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;

• require significant management attention and resources to remedy any damages that result;

• subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

• adversely impact our reputation among our tenants and investors generally.

There can be no assurance that the measures adopted by our Advisor and other parties that provide us with services essential to our operations will be sufficient, and any material adverse effect experienced by our Advisor and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than actions arising under federal securities laws; (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law (the "MGCL"), or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employee to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL, our charter or our bylaws; or (c) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Our bylaws also provide that unless we consent in writing, none of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland and the federal district courts are, to the fullest extent permitted by law, the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933 (the "Securities Act"). These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving these matters in other jurisdictions.

Maryland law limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

The Maryland Control Share Acquisition Act provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means, subject to certain exceptions, the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Certain provisions in our bylaws and agreements may deter, delay or prevent a change in our control.

Provisions contained in our bylaws may deter, delay or prevent a change in control of our Board, including, for example, provisions requiring qualifications for an individual to serve as a director and a requirement that certain of our directors be "Managing Directors" and other directors be "Independent Directors" as defined in our governing documents. As changes occur in the marketplace for corporate governance policies, the provisions may change, be removed, or new ones may be added.

We depend on our OP and its subsidiaries for cash flow and are structurally subordinated in right of payment to the obligations of our OP and its subsidiaries.

We conduct, and intend to continue conducting, all of our business operations through our OP and accordingly, we rely on distributions from our OP and its subsidiaries to provide cash to pay our obligations or distributions to our stockholders if, or when, we begin to pay distributions again. There is no assurance that our OP or its subsidiaries will be able to, or be permitted to, pay distributions to us that will enable us to pay distributions to our stockholders and meet our other obligations. Each of our OP's subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from these entities. In addition, any claims we may have will be structurally subordinated to all existing and future liabilities and obligations of our OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our OP and its subsidiaries will be available to satisfy the claims of our creditors or to pay our stockholders only after all the liabilities and obligations of our OP and its subsidiaries have been paid in full.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2014, but revoked our election, effective as of January 1, 2023. Prior to revoking our REIT election, our qualification as a REIT depended upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We structured, our activities in a manner designed to satisfy all the requirements to qualify as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, regarding qualification as a REIT is not binding on the Internal Revenue Service (the "IRS"). Satisfying the asset tests depended on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we did not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depended on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to have satisfied all requirements for qualification as a REIT for prior taxable years. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT for prior taxable years.

If the IRS were to determine that we failed to qualify as a REIT for any prior taxable year ended on or before December 31, 2022, and we do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax on our taxable income for any such taxable year at the applicable corporate rate. If that were to happen, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT qualification. Losing our REIT qualification for any prior taxable year(s) could reduce our current and/or future net earnings available for investment or distribution to stockholders because of additional tax liability for any such year(s). In addition, amounts paid to stockholders during any such year(s) that were treated as dividends for U.S. federal income tax purposes would no longer qualify for the dividends paid deduction, for such year(s). If we were to lose our REIT qualification for any prior taxable year(s), we might be required to borrow funds or liquidate some investments in order to pay any applicable tax.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility, and reduce the market price of shares of our stock.

Changes to the tax laws may occur, and any such changes could have an adverse effect on an investment in shares of our stock or on the market value or the resale potential of our assets. Our stockholders are urged to consult with an independent tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our stock.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on dividends and other distributions received from us and upon the disposition of shares of our stock.

Subject to certain exceptions, amounts paid to non-U.S. stockholders will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a "U.S. real property interest" ("USRPI"). Shares of any class of our stock that is "regularly traded" on an "established securities market," as such terms are defined by applicable Treasury regulations, will not constitute a USRPI for any non-U.S. stockholder who owned, actually and constructively, 5% or less of the outstanding shares of our stock of that class at all times during the shorter of, the period during which such non-U.S. stockholder held such shares of stock or the five-year period ending on the date of the sale.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We understand the importance of preventing, assessing, identifying, and managing material risks associated with cybersecurity threats. Cybersecurity processes to assess, identify and manage risks from cybersecurity threats have been incorporated as a part of our overall risk assessment process. On a regular basis we implement into our operations these cybersecurity processes, technologies, and controls to assess, identify, and manage material risks. Specifically, we engage a third-party cybersecurity firm to assist with network and endpoint monitoring, cloud system monitoring and assessment of our incident response procedures. Further, we employ periodic penetration testing and tabletop exercises to inform our risk identification and assessment of material cybersecurity threats.

To manage our material risks from cybersecurity threats and to protect against, detect, and prepare to respond to cybersecurity incidents, we undertake the below listed activities:

• Monitor emerging data protection laws and implement changes to our processes to comply;

• Conduct periodic data handling and use requirement training for our employees;

• Conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data; and

• Conduct regular phishing email simulations for all employees

Our incident response plan coordinates the activities that we and our third-party cybersecurity providers take to prepare to respond and recover from cybersecurity incidents, which include processes to triage, assess severity, investigate, escalate, contain, and remediate an incident, as well as to comply with potentially applicable legal obligations.

As part of the above processes, we engage with third party providers to review our cybersecurity program and help identify areas for continued focus, improvement, and compliance.

Our processes also include assessing cybersecurity threat risks associated with our use of third-party services providers in normal course of business use, including those in our supply chain or who have access to our tenant and employee data or our systems. Third-party risks are included within our cybersecurity risk management processes discussed above. In addition, we assess cybersecurity considerations in the selection and oversight of our third-party services providers, including due diligence on the third parties that have access to our systems and facilities that house systems and data.

Our Audit Committee of the Board of Directors is responsible for oversight of our risk assessment, risk management, disaster recovery procedures and cybersecurity risks. Members of the Board regularly engage in discussions with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

As of the date of this Annual Report on Form 10-K, we have not encountered risks from cybersecurity threats that have materially affected us, or are reasonably likely to materially affect, our business strategy, results of operations or financial position.

Item 2. Properties

The following table presents certain information about the properties we owned as of December 31, 2023:

Portfolio	Acquisition Date	Number of Properties	Rentable Square Feet	Occupancy [1]	Remaining Lease Term [2]
400 E. 67th Street - Laurel Condominium	Sept. 2014	1	58,750	100.0%	3.5
200 Riverside Boulevard - ICON Garage	Sept. 2014	1	61,475	100.0%	13.5
9 Times Square	Nov. 2014	1	167,390	71.2%	6
123 William Street	Mar. 2015	1	542,676	91.4%	5.3
1140 Avenue of the Americas	Jun. 2016	1	245,821	77.1%	6.5
8713 Fifth Avenue	Oct. 2018	1	17,500	88.6%	10.6
196 Orchard Street	Jul. 2019	1	60,297	100.0%	11.4
		7	1,153,909	86.7%	6.5

_____

(1)   For a discussion of the significant changes in occupancy during the year ended December 31, 2023, see the "*Liquidity and Capital Resources - Leasing Activity/Occupancy*" section located in Item 7. Management's Discussion and Analysis.

(2)   Calculated on a weighted-average basis as of December 31, 2023, as applicable.

Future Minimum Lease Payments

The following table presents future minimum base cash rental payments due to us over the next ten years and thereafter at the properties we owned as of December 31, 2023. To the extent we have leases with contingent rent provisions, these amounts exclude contingent rent payments that would be collected based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes, among other items.

(In thousands)	Future Minimum Base Rent Payments [1]
2024	$ 56,205
2025	49,064
2026	44,112
2027	40,733
2028	36,460
2029	33,020
2030	30,054
2031	25,173
2032	20,920
2033	17,889
Thereafter	48,220
Total	$ 401,850

_____

(1) For a discussion of the significant changes in occupancy during the year ended December 31, 2023, see the "*Liquidity and Capital Resources - Leasing Activity/Occupancy*" section located in Item 7. Management's Discussion and Analysis.

Future Lease Expirations Table

The following is a summary of lease expirations for the next ten years at the properties we owned as of December 31, 2023:

Year of Expiration	Number of Leases Expiring	Expiring Annualized Straight-Line Rent [1]	Expiring Annualized Straight-Line Rent as a Percentage of the Total Portfolio	Leased Rentable Square Feet	Percentage of Portfolio Leased Rentable Square Feet Expiring
		(In thousands)		(In thousands)	
2024	17	$ 8,231	14.0 %	157	15.7 %
2025	13	5,964	10.2 %	109	10.9 %
2026	9	2,801	4.8 %	56	5.6 %
2027	12	6,008	10.2 %	131	13.1 %
2028	7	3,405	5.8 %	47	4.7 %
2029	8	3,508	6.0 %	63	6.3 %
2030	4	2,310	3.9 %	42	4.2 %
2031	9	6,529	11.1 %	118	11.8 %
2032	3	781	1.3 %	14	1.4 %
2033	8	4,967	8.5 %	47	4.7 %
Total	90	$ 44,504	75.8 %	784	78.4 %

_____

(1) Includes tenant concessions, such as free rent, as applicable. For a discussion of the significant changes in occupancy during the year ended December 31, 2023, see the "*Liquidity and Capital Resources - Leasing Activity/Occupancy*" section located in Item 7. Management's Discussion and Analysis.

Tenant Concentration

There were no tenants whose rentable square footage represented greater than 10.0% of total portfolio rentable square footage as of December 31, 2023

Significant Portfolio Properties

The rentable square feet or annualized rental income on a straight-line basis of the properties located at 123 William Street, 9 Times Square, 1140 Avenue of the Americas and 196 Orchard Street represent greater than 10% of our total portfolio. The tenant concentrations of the properties located at 123 William Street, 9 Times Square, 1140 Avenue of the Americas and 196 Orchard Street are summarized below:

123 William Street

The following table lists the tenant at 123 William Street whose annualized rental income on a straight-line basis is greater than 10% of the annualized rental income for commenced leases at this property as of December 31, 2023:

Tenant	Rented Square Feet	Rented Square Feet as a % of Total 123 William Street	Lease Expiration	Remaining Lease Term [1]	Renewal Options	Annualized Rental Income [2]	Annualized Rental Income as a % of 123 William Street
						(In thousands)	
Planned Parenthood Federation of America, Inc.	68,240	13.8%	Jul. 2031	7.5	1 - 5 year option	$ 3,385	15.8%

———————

(1) Remaining lease term in years as of December 31, 2023.

(2) Annualized rental income on a straight-line basis as of December 31, 2023, which includes tenant concessions such as free rent, as applicable.

9 Times Square

The following table lists the tenant at 9 Times Square whose annualized rental income on a straight-line basis is greater than 10% of the total annualized rental income for commenced leases at this property as of December 31, 2023:

Tenant	Rented Square Feet	Rented Square Feet as a % of Total 9 Times Square	Lease Expiration	Remaining Lease Term [1]	Renewal Options	Annualized Rental Income [2]	Annualized Rental Income as a % of 9 Times Square
						(In thousands)	
ILNY/9TS Gifts LLC	7,479	6.3%	May. 2036	12.4	None	$ 1,932	22.4%
Global-E US Inc.	17,560	14.7%	Sept. 2029	5.7	None	$ 976	11.3%

———————

(1) Remaining lease term in years as of December 31, 2023.

(2) Annualized rental income on a straight-line basis as of December 31, 2023, which includes tenant concessions such as free rent, as applicable.

1140 Avenue of the Americas

The following table lists the tenants at 1140 Avenue of the Americas whose annualized rental income on a straight-line basis is greater than 10% of the total annualized rental income for commenced leases at this property as of December 31, 2023:

Tenant	Rented Square Feet	Rented Square Feet as a % of Total 1140 Avenue of the Americas	Lease Expiration	Remaining Lease Term [1]	Renewal Options	Annualized Rental Income [2]	Annualized Rental Income as a % of 1140 Avenue of the Americas
						(In thousands)	
City National Bank	35,643	18.8%	June. 2033	9.5	None	$ 4,356	28.7 %

———————

(1) Remaining lease term in years as of December 31, 2023.

(2) Annualized rental income on a straight-line basis as of December 31, 2023, which includes tenant concessions such as free rent, as applicable.

196 Orchard Street

The following table lists all the tenants at 196 Orchard Street as their annualized rental income on a straight-line basis is greater than 10% of the total annualized rental income for commenced leases at this property as of December 31, 2023:

Tenant	Rented Square Feet	Rented Square Feet as a % of 196 Orchard Street	Lease Expiration	Remaining Lease Term[1]	Renewal Options	Annualized Rental Income [2]	Annualized Rental Income as a % of 196 Orchard Street
						(In thousands)	
CVS	9,956	16.5 %	Aug. 2034	10.7	2 - 5 year options	2,161	29.8 %
Equinox	30,033	49.8 %	Nov. 2038	14.9	2 - 5 year options	3,448	47.6 %
Marshalls	20,308	33.7 %	Oct. 2028	4.8	3 - 5 year options	1,641	22.6 %

_____

(1) Remaining lease term in years as of December 31, 2023.

(2) Annualized rental income on a straight-line basis as of December 31, 2023, which includes tenant concessions such as free rent, as applicable.

Property Financings

See *Note 4 — Mortgage Notes Payable, Net* to our 2023 Financial Statements for information regarding property financings as of December 31, 2023 and 2022.

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock began trading on the NYSE under the symbol "NYC" as of August 18, 2020. Set forth below is a line graph comparing the cumulative total stockholder return on our Class A common stock, based on the market price of Class A common stock, with the FTSE National Association of Real Estate Investment Trusts Equity Index ("NAREIT"), Modern Index Strategy Indexes ("MSCI"), and the NYSE Index for the period commencing August 18, 2020, the date on which we listed our Class A common stock on the NYSE and ending December 31, 2023. The graph assumes an investment of $100 on August 18, 2020, with the reinvestment of dividends.

Comparison to Cumulative Total Return
$200
$150
$100
$50
$—
8/20
9/20
12/20
3/21
6/21
9/21
12/21
3/22
6/22
9/22
12/22
3/23
6/23
9/23
12/23
ASIC
NYSE Index
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Holders

As of March 26, 2024, we had 2,404,639 shares of Class A common stock outstanding held by 3,162 stockholders of record.

Dividends

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2014. We revoked our REIT election which became effective as of January 1, 2023. As a REIT, we were required, among other things, to distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains, and to comply with a number of other organizational and operating requirements. A tax loss for a particular year eliminated the need to distribute REIT taxable income to meet the 90% distribution requirement for that year and may have minimized or eliminated the need to pay distributions in order to meet the distribution requirement in one or more subsequent years. We had a tax loss for the year ended December 31, 2022 and therefore there was no REIT taxable income requiring distribution to maintain our qualification as a REIT through December 31, 2022.

Dividends to Common Stockholders

Through the six months ended June 30, 2022 and for the year ended December 31, 2021, we paid dividends to our common stockholders at an annual rate of $0.40 per share ($3.20 per share adjusted for the Reverse Stock Split) of Class A common stock, or $0.10 per share ($0.80 per share adjusted for the Reverse Stock Split) on a quarterly basis. On July 1, 2022, we announced that we suspended our policy regarding dividends paid on our Class A common stock, beginning with the dividend that would have been payable for the quarter ended June 30, 2022. We did not distribute any dividends in the year ended December 31, 2023. For the year ended December 31, 2022 from a U.S. federal income tax perspective, 100% of dividends, or $0.20 per share ($1.60 adjusted for the Reverse Stock Split), represented a return of capital and no part constituted a taxable dividend (see full discussion in *Liquidity and Capital Resources* section below).

Unregistered Sales of Equity Securities

The following table presents the unregistered sales of equity securities for the years ended December 31, 2023 and 2022:

Period of Issuance	Recipient	Agreement	Shares Issued [1]	Issued Share Price [1]
February 2022	The Advisor	Side Letter	5,672	$ 88.16
March 2022	The Advisor	Side Letter	5,439	$ 91.94
April 2022	The Advisor	Side Letter	4,848	$ 103.13
May 2022	The Advisor	Side Letter	5,031	$ 99.39
June 2022	The Advisor	Side Letter	5,924	$ 84.40
July 2022	The Advisor	Side Letter	5,924	$ 84.40
August 2022	The Advisor	Management Agreement	15,586	$ 32.08
September 2022	The Advisor	Management Agreement	18,899	$ 26.24
October 2022	The Advisor	Management Agreement	18,285	$ 27.36
November 2022	The Advisor	Management Agreement	19,320	$ 25.92
December 2022	The Advisor	Management Agreement	24,744	$ 20.24
January 2023	The Advisor	Management Agreement	31,407	$ 15.92

_____

(1)   Retroactively adjusted for the effects of the Reverse Stock Split (see *Note 1* for additional information)

Each of the issuances above reflect the issuance of our Class A common stock in lieu of cash of $0.5 million per month for the base management fee due to the Advisor for services rendered. Each issuance of shares to the Advisor was made in reliance on the exemption from registration in Section 4(a)(2) of the Securities Act of 1933, as amended.

Subsequent to December 31, 2023, we paid the Advisor in cash for January 2024 and February 2024 base asset management fees. However, on March 1, 2024, we issued 70,607 shares of our Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of our stock in lieu of $0.5 million in cash with respect to the base asset management fee paid to the Advisor for services rendered in March. These shares were issued using the 10-day average price of $7.08, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement. The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. Each issuance of shares to the Advisor was made in reliance on the exemption from registration in Section 4(a)(2) of the Securities Act of 1933, as amended. For additional information *Note 14 — Subsequent Events* to our 2023 Financial Statements.

Additionally, on April 1, 2024, we issued 91,165 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of our stock in lieu of $0.6 million in cash with respect to the March property management fees and February general and administrative expense reimbursements. These shares were issued using the 10-day average price of $6.64, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement and the Third Amendment to the Property Management and Leasing Agreement (details below). The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. For additional information *Note 14 — Subsequent Events* to the our Financial Statements.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our 2023 Financial Statements. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see *"Forward-Looking Statements"* and *"Item 1A. Risk Factors"* elsewhere in this Annual Report on Form 10-K for a description of these risks and uncertainties.

Overview

We are an externally managed company that currently owns a portfolio of high-quality commercial real estate located within Manhattan and Brooklyn, New York. Our real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities. At our 1140 Avenue of the Americas property, during the third quarter of 2021, we also began leasing to Innovate NYC, a co-working company that is specific to this property only, that offers move-in ready private offices, virtual offices, and meeting space on bespoke terms to clients. In November of 2023 Innovate NYC terminated its lease with the Company. In December of 2023, subsequent to Innovate NYC's termination, we released its space in its entirety to a new tenant and will be recording rental income on that space per the terms of the lease. As of December 31, 2023, we owned seven properties consisting of 1,153,909 rentable square feet acquired for an aggregate purchase price of $783.5 million.

On December 30, 2022, we announced that we were changing our business strategy by expanding the scope of the assets and businesses we may own and operate. By investing in other asset types, we may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a REIT. As a result, on January 9, 2023, our Board authorized a revocation of our REIT election which became effective as of January 1, 2023. Historically, we had filed an election to be taxed as a REIT commencing with our taxable year ended December 31, 2014, which remained in effect with respect to each subsequent taxable year ending on or before the year ended December 31, 2022.

On January 11, 2023 we effected a 1-for-8 reverse stock split that was previously approved by our Board, resulting in each outstanding share of Class A common stock being converted into 0.125 shares of common stock, with no fractional shares being issued (the "Reverse Stock Split").

Substantially all of our business is conducted through the OP and its wholly-owned subsidiaries. Our Advisor manages our day-to-day business with the assistance of our Property Manager. Our Advisor and Property Manager are under common control with AR Global and these related parties receive compensation and fees for providing services to us. We also reimburse these entities for certain expenses they incur in providing these services to us.

Impacts of the COVID-19 Pandemic

For accounting purposes, in accordance with ASC 842: Leases, normally a company would be required to assess a lease modification to determine if the lease modification should be treated as a separate lease and if not, modification accounting would be applied which would require a company to reassess the classification of the lease (including leases for which the prior classification under ASC 840 was retained as part of the election to apply the package of practical expedients allowed upon the adoption of ASC 842, which does not apply to leases subsequently modified). However, in light of the COVID-19 pandemic in which many leases are being modified, the FASB and SEC have provided relief that allows companies to make a policy election as to whether they treat COVID-19 related lease amendments as a provision included in the pre-concession arrangement, and therefore, not a lease modification, or to treat the lease amendment as a modification. In order to be considered COVID-19 related, cash flows must be substantially the same or less than those prior to the concession. For COVID-19 relief qualified changes, there are two methods to potentially account for such rent deferrals or abatements under the relief, (1) as if the changes were originally contemplated in the lease contract or (2) as if the deferred payments are variable lease payments contained in the lease contract. For all other lease changes that did not qualify for FASB relief, we would be required to apply modification accounting including assessing classification under ASC 842.

Some, but not all of our lease modifications qualify for the FASB relief. In accordance with the relief provisions, instead of treating these qualifying leases as modifications, we have elected to treat the modifications as if previously contained in the lease and recast rents receivable prospectively (if necessary). Under that accounting, for modifications that were deferrals only, there would be no impact on overall rental revenue and for any abatement amounts that reduced total rent to be received, the impact would be recognized ratably over the remaining life of the lease.

For leases not qualifying for this relief, we applied modification accounting and determined that there were no changes in the current classification of its leases impacted by negotiations with its tenants.

Ongoing Impacts Since the COVID-19 Pandemic on the New York City Real Estate Market

Occupancy and Unreimbursed Expenses

New York City, where all of our properties are located, was among the hardest hit locations in the country and fully reopened from relevant restrictions and lockdowns on March 7, 2022. While our properties remain accessible to all tenants and operating restrictions have now expired, some tenants have vacated, terminated or otherwise did not renew their lease. We have incurred increased unreimbursed property operating expenses because our occupancy has not fully recovered to our pre-pandemic levels, and these increased expenses have been compounded by inflation. The pace of recovery in the New York City office market from the COVID-19 pandemic continues to be challenging as leasing and occupancy trends for the broader market have slowed, leading political, community and business leaders to propose repositioning plans for many New York City office assets that are experiencing high vacancy rates. While our occupancy recovered in the year ended December 31, 2023 to 86.7% as compared to 82.7% as of December 31, 2022, our occupancy nor the occupancies of other office properties in the New York City market have returned to their pre-pandemic levels, some of which is attributable to work-from home policies which have reduced the demand for office space. There can be no assurance, that we will be able to lease all or any portion of the currently vacant space at any property on acceptable or favorable terms, or at all.

Cash Collection

In prior periods, the COVID-19 pandemic caused certain of our tenants to be unable to make rent payments to us timely, or at all. With the exception of one minor lease deferral during the third quarter of 2022, rent collections from our tenants have generally been timely in the years ended December 31, 2023 and 2022 and no other deferral or abatement agreements were entered into.

Beginning in the third and fourth quarters of 2020, the operating results at (i) 1140 Avenue of the Americas, (ii) 9 Times Square, (iii) 400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard Garage and (iv) 8713 Fifth Avenue properties caused cash trap events under their non-recourse mortgages. When these cash traps are active, any excess cash flows are restricted to the specific property and are unable to be used for other purposes, such as expenses on capital improvements at other properties.

As of December 31, 2023, our 1140 Avenue of the Americas and 8713 Fifth Avenue mortgages, aggregating $109.0 million in principal amounts, remained in cash trap events, as described in detail further below in the *Liquidity and Capital Resources* section and *Item 1A. Risk Factors* in this Annual Report on Form 10-K for the year ended December 31, 2023.

Other Impacts

In addition, the persistence of high inflation, labor shortages and supply chain disruptions have caused adverse impacts to our occupancy and cost levels, and these trends may continue to impact us and have a material adverse effect on our operations in future periods.

Critical Accounting Estimates

Set forth below is a summary of the critical accounting policies that management believes is important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Revenue Recognition

Our revenue from tenants, which are derived primarily from lease contracts, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. As of December 31, 2023, these leases had a weighted-average remaining lease term of 6.5 years. Because many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires that we record a receivable for, and include in revenue from tenants, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When we acquire a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease modification is executed. We defer the revenue related to lease payments received from tenants in advance of their due dates. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses (recorded in total revenue from tenants), in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. To the extent such costs exceed the tenants base year, some of our leases require the tenant to pay its allocable share of increases in operating expenses, which may include common area maintenance costs, real estate taxes and insurance. Under ASC 842, we have elected to report combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant, under both ASC 842 and 840, we have reflected them on a net basis.

We own certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant's sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor to the aforementioned leases, we defer the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. For the years ended December 31, 2023, 2022 and 2021, approximately $0.1 million, $0.5 million and $0.5 million, respectively, in contingent rental income is included in revenue from tenants in the consolidated statements of operations and comprehensive loss.

We continually review receivables related to rent and unbilled rents receivable and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under the leasing standard adopted on January 1, 2019, we are required to assess, based on credit risk, if it is probable that we will collect virtually all of the lease payments at the lease commencement date and we must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. In fiscal years ended December 31, 2023, 2022 and 2021, respectively, this assessment has included consideration of the impacts of the COVID-19 pandemic on our tenant's ability to pay rents in accordance with their contracts. Partial reserves, or the ability to assume partial recovery are no longer permitted. If we determine that it is probable that we will collect virtually all of the lease payments (base rent and additional rent), the lease will continue to be accounted for on an accrual basis (i.e., straight-line). However, if we determine that it is not probable that we will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and the straight-line rent receivable accrued will be written off, as well as any accounts receivable, where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in revenue from tenants in accordance with current accounting rules, on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, we evaluate the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the *Purchase Price Allocation* section below for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on our operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations during the years ended December 31, 2023, 2022 or 2021, respectively. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. We evaluate probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. As of December 31, 2023 and 2022, we did not have any properties held for sale.

Purchase Price Allocation

In both a business combination and an asset acquisition, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as if vacant basis. Intangible assets may include the value of in-place leases and above- and below- market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued non-controlling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. There were no acquisitions during the years ended December 31, 2023, 2022 or 2021, respectively.

For acquired properties with leases classified as operating leases, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates and land values per square foot.

Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases as applicable. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 24 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationship, as applicable, is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

Accounting for Leases

Lessor Accounting

In accordance with the lease accounting standard, all of our leases as lessor prior to adoption were accounted for as operating leases. We evaluate new leases originated after the adoption date (by us or by a predecessor lessor/owner) pursuant to the new guidance where a lease for some or all of a building is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than major part of remaining economic useful life of the asset (e.g., equal to or greater than 75%), the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or the asset so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases are be evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor. For the three year period ended December 31, 2023, we did not have any leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, we elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating expenses) as a single lease component as an operating lease because (a) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (b) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed.

Lessee Accounting

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease, may now be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 8* - *Commitments and Contingencies t*o our 2023 Financial Statements.

We are the lessee under a land leases which was previously classified as an operating lease prior to adoption of lease accounting and will continue to be classified as an operating lease under transition elections unless subsequently modified. These lease is reflected on our consolidated balance sheets and the rent expense is reflected on a straight-line basis over the lease term.

Gain on Dispositions of Real Estate Investments

Gains on sales of rental real estate are not considered sales to customers and will generally be recognized pursuant to the provisions included in ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets*.

Impairment of Long-Lived Assets

We periodically assesses whether there are any indicators that the value of a property may be impaired or that the carrying value may not be recoverable. The indicators include, but are not limited to, (i) sustained net operating losses, (ii) significant change in occupancy, (iii) significant decline in rent collection, economic changes, (iv) if a property will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. To determine whether an asset is impaired, the carrying value of the property or asset group is compared to the estimated future undiscounted cash flows that we expect the property or asset group will generate, including any estimated proceeds from the eventual sale of the property or asset group. The estimated future undiscounted cash flows consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. We estimate the expected future operating income using in-place contractual rents and market rents. We also estimate the lease-up period, market rents and residual values using market information from external sources such as third-party market research, external appraisals, broker quotes, or recent comparable sales. For residual values, we apply a selected market capitalization rate based on current market data.

When we determine that an impairment exists, we recognize an impairment loss in the consolidated statement of operations and comprehensive loss to the extent that the carrying value exceeds the estimated fair value of a property or asset group to be held for sale or use. These assessments have a direct impact on earnings because recording an impairment loss results in an immediate negative adjustment to net earnings. We recorded impairment charges on two properties for $66.6 million during the year ended December 31, 2023 and we recorded impairment charges on one property for $1.5 million in the year ended December 31, 2021. We did not recognize any impairment charges during the year ended December 31, 2022. For additional information, please see *Note 3 — Real Estate Investments.*

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five to seven years for fixtures and improvements, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

The value of customer relationship intangibles, if any, is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

Assumed mortgage premiums or discounts, if applicable, are amortized as a reduction or increase to interest expense over the remaining term of the respective mortgages.

Above and Below-Market Lease Amortization

Capitalized above-market lease values are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the capitalized below-market lease values are amortized as an increase to revenue from tenants over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below-market rent renewal does not renew any remaining unamortized amount will be taken into income at that time.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or we elect not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If we elect not to apply hedge accounting treatment, any change in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the accompanying consolidated statements of operations and comprehensive loss. If the derivative is designated and qualifies for hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Recently Issued Accounting Pronouncements

See *Note 2 — Summary of Significant Accounting Policies —* "*Recently Issued Accounting Pronouncements"* to our 2023 Financial Statements for a discussion of recently issued accounting pronouncements.

Results of Operations

Below is a discussion of our results of operations for the years ended December 31, 2023 and 2022. Please see the "Results of Operations" section located on page 37 under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022 for a discussion of our results of operations for the year ended December 31, 2022 and year-to-date comparisons between 2022 and 2021.

Leasing Activity and Occupancy

As of December 31, 2023 and 2022, our overall portfolio occupancy was 86.7% and 82.7%, respectively. The following table is a summary of our quarterly leasing activity for the year ended December 31, 2023:

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Leasing activity:				
New Leases:				
New leases commenced	5	4	1	5
Total square feet leased	19,812	26,778	12,658	47,957
Annualized straight-line rent per square foot [1]	$ 54.18	$ 55.14	$ 35.00	$ 33.96
Weighted-average lease term (years) [2]	12.7	5.4	1.3	6.0
Terminated or Expired Leases:				
Number of leases terminated or expired	1	3	1	2
Square feet	4,548	17,908	12,658	37,170
Annualized straight-line rent per square foot	$ 44.93	$ 95.56	$ 50.79	$ 64.55

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(1) Represents the GAAP basis annualized straight-line rent that is recognized over the term on the respective leases, includes free rent, periodic rent increases, and excludes recoveries.

(2) The weighted-average remaining lease term (years) is based on annualized straight-line rent.

Our total portfolio occupancy improved during the year ended December 31, 2023 to 86.7% from a total portfolio occupancy of 82.7% as of December 31, 2022 from the following:

- Occupancy at 9 Times Square increased to 71.2% as of December 31, 2023, compared to 61.9% as of December 31, 2022, due to new leases signed during the year ended December 31, 2023.

- Occupancy at 1140 Avenues of the Americas increased to 77.1% as of December 31, 2023, compared to 70.9% as of December 31, 2022.

- Occupancy at our properties located at 196 Orchard Street, 400 E. 67th Street/200 Riverside Blvd. is at 100% for the year ended December 31, 2023.

In addition to the comparative period-over-period discussions below, please see the "*Overview — Ongoing Impact of COVID-19 on the New York City Real Estate Market*" section above for additional information on the risks and uncertainties associated with the COVID-19 pandemic and management's responses.

Comparison of Year Ended December 31, 2023 to 2022

As of December 31, 2023, we owned seven properties, all of which were acquired prior to January 1, 2023. Our results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily reflect changes due to leasing activity and occupancy.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders was $105.9 million for the year ended December 31, 2023, as compared to $45.9 million for the year ended December 31, 2022. The following table shows our results of operations for the years ended December 31, 2023 and December 31, 2022 and the year to year change by line item of the consolidated statements of operations:

(in thousands)	Year Ended December 31,		Increase (Decrease)
	2023	**2022**	**$**
Revenue from tenants	$ 62,710	$ 64,005	$ (1,295)
Operating expenses:			
Asset and property management fees to related parties	7,680	7,082	598
Property operating	33,797	33,927	(130)
Impairment of real estate investments	66,565	—	66,565
Equity-based compensation	5,863	8,782	(2,919)
General and administrative	9,375	12,493	(3,118)
Depreciation and amortization	26,532	28,666	(2,134)
Total operating expenses	149,812	90,950	58,862
Operating loss	(87,102)	(26,945)	(60,157)
Other income (expenses):			
Interest expense	(18,858)	(18,924)	66
Other (expenses) income	36	(27)	63
Total other expenses	(18,822)	(18,951)	129
Net loss before income taxes	(105,924)	(45,896)	(60,028)
Income tax expense	—	—	—
Net loss and Net loss attributable to common shareholders	$ (105,924)	$ (45,896)	$ (60,028)

Revenue from Tenants

Revenue from tenants decreased $1.3 million to $62.7 million for the year ended December 31, 2023, compared to $64.0 million for the year ended December 31, 2022. The decrease in revenue was primarily due to a decrease in lease termination fee revenue of $0.7 million, to $0.8 million for the year ended December 31, 2023 from $1.5 million for the year ended December 31, 2022. The decrease was also attributable to lower operating expense reimbursements from tenants.

Asset and Property Management Fees to Related Parties

Fees for asset and property management services to our Advisor and Property Manager were $7.7 million and $7.1 million for the years ended December 31, 2023 and 2022, respectively. The increase in asset and property management fees to related parties was primarily due to more cash payments for these services in the year ended December 31, 2023 as compared to share issuances in lieu of cash during the year ended December 31, 2022.

During the year ended December 31, 2023, we paid our monthly base asset management fees of $0.5 million in cash each month with the exception of one month, in which we issued shares valued at $0.5 million, totaling $6.0 million in total base management fee expense for the year ended December 31, 2023. During the year ended December 31, 2022, we paid our monthly base asset management fees of $0.5 million in cash for one month and either; (i) the Advisor reinvested its base asset management fee in our common stock in accordance with the Side Letter or (ii) the Advisor elected to receive shares of our common stock in lieu of cash, for the other 11 months. These share issuances in the year ended December 31, 2022 were valued at $5.0 million, totaling $5.5 million of base asset management fee expense for the year ended December 31, 2022. For additional information on fees incurred from our Advisor and Property Manager, please see *Note 9 — Related Party Transactions and Arrangements* to our consolidated financial statements in this Annual Report on Form 10-K

Subsequent to December 31, 2023, we issued shares of our common stock to the Advisor in lieu of cash for the monthly base asset management fee in March of 2024. For additional information on these and other subsequent activities, please see *Note 14 — Subsequent Events* to our consolidated financial statements in this Annual report on Form 10-K.

In addition, we also issued shares of our common stock to the Advisor in lieu of cash in April of 2024 for the March 2024 property management fee and for the February of 2024 general and administrative reimbursement expenses. For additional information on these and other subsequent activities, please see *Note 14 — Subsequent Events* to our consolidated financial statements in this Annual report on Form 10-K.

Property Operating Expenses

Property operating expenses decreased $0.1 million to $33.8 million for the year ended December 31, 2023, as compared to $33.9 million for the year ended December 31, 2022. The decrease can be primarily attributable to lower repairs and maintenance costs, as well as lower custodial fees.

Impairments of Real Estate Investments

During the year ended December 31, 2023, we recorded total impairment charges of $66.6 million as compared to no impairment charges recorded during the year ended December 31, 2022.

We recorded $0.5 million of impairment charges related to our 421 W. 54th Street - Hit Factory property, which was sold in October 2023 for a contract sales price of $4.5 million. We recorded the impairment charges on this property because we determined that the carrying value exceeded the sales price of the asset, less the costs to sell the property.

In addition, we recorded an impairment charge of $66.1 million during the year ended December 31, 2023 for our 1140 Avenues of the Americas property. Our 1140 Avenue of the Americas property is encumbered by a non-recourse, secured mortgage note with a principal balance of $99.0 million, which matures in July 2026. At December 31, 2023 we determined that it was more likely than not that we would be unable to extend or refinance the mortgage note encumbering the property and the property could be sold or otherwise disposed of before the end of its previously estimated useful life. Accordingly, for purposes of assessing recoverability, we considered the period through debt maturity in July 2026 to be the period over which it had both intent and ability to hold the property. After estimating the projected future cash flows from the property through the maturity of the mortgage, we determined that the estimated future cash flows did not recover the carrying value of the property. Accordingly, we recorded an impairment charge to reduce the value of the property to its current fair value.

Equity-Based Compensation

Equity-based compensation decreased to $5.9 million for the year ended December 31, 2023 from $8.8 million for the year ended December 31, 2022 and primarily relate to the amortization of our multi-year outperformance award granted to the Advisor in August 2020 (the "2020 OPP") which is generally consistent period over period, however, the third quarter of 2023 only includes expense through the end of the performance period, August 18, 2023. The decrease is also partially offset by higher restricted share amortization expense due to additional restricted shares issued to our Board in June of 2022 with a full year in 2023 as compared to a partial year in 2022. See *Note 11* — Equity-Based Compensation to our 2023 Financial Statements for further details on the 2020 OPP and restricted shares of common stock.

General and Administrative Expenses

General and administrative expenses decreased $3.1 million to $9.4 million for the year ended December 31, 2023, compared to $12.5 million for the year ended December 31, 2022, due to approximately $2.5 million in costs attributable to the 2022 proxy contest which did not occur in 2023 and with the remainder due to lower third-party legal, accounting and other administrative costs.

Total reimbursement expenses for administrative and personnel services provided by the Advisor during the year ended December 31, 2023 were $4.4 million, of which $1.8 million related to administrative and overhead expenses and $2.6 million for salaries, wages, and benefits. This is compared to $4.4 million, of which $1.8 million related to administrative and overhead expenses and $2.6 million related to salaries, wages, and benefits for the year ended December 31, 2022. Pursuant to the Advisory Agreement, reimbursement for administrative and overhead expenses and reimbursements for salaries, wages, and benefits are subject to an annual limit. During the years ended December 31, 2023 and 2022 the annual limits on reimbursement for administrative and overhead expenses on and for salaries, wages, and benefit were reached. See *Note 9* — *Related Party Transactions and Arrangements* and *Note 14* — *Subsequent Events* to our 2023 Financial Statements for further details.

Subsequent to December 31, 2023, we issued shares of our common stock to the Advisor in lieu of cash for the February 2024 general and administrative reimbursement expenses. For additional information on these and other subsequent activities, please see *Note 14* — *Subsequent Events* to our consolidated financial statements in this Annual report on Form 10-K.

Depreciation and Amortization

Depreciation and amortization expense decreased $2.2 million to $26.5 million for the year ended December 31, 2023, compared to $28.7 million for the year ended December 31, 2022. The decrease was the result of a lower depreciable/amortizable asset base during the year ended December 31, 2023 due to impairments, write-offs of lease intangibles and write off of tenant improvements recorded in prior periods as well as accelerated depreciation/amortization in the prior year. See *Note 3* — *Real Estate Investments* to our 2023 Financial Statements for further details.. There have been no new property acquisitions since January 1, 2021 that would increase the depreciable base during the periods presented.

Interest Expense

Interest expense remained the same at $18.9 million for the years ended December 31, 2023 and 2022. During the year ended December 31, 2023 and 2022, our weighted-average outstanding debt balance was $399.5 million and $400.4 million, respectively, with a weighted-average effective interest rate of 4.35% in each period.

Cash Flows from Operating Activities

The following table represents a reconciliation of our net cash used in operations from our net loss for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | | Increase | |
	2023	2022		(Decrease)	
Cash flows from operating activities:					
Net loss	$ (105,924)	$ (45,896)	$	(60,028)	
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:					
Depreciation and amortization	26,532	28,666	$	(2,134)	
Amortization of deferred financing costs	1,543	1,543	$	—	
Accretion of below- and amortization of above-market lease liabilities and assets, net	(70)	(8)	$	(62)	
Equity-based compensation	5,863	8,782	$	(2,919)	
Management fees paid/reinvested in common stock by the Advisor	485	5,013	$	(4,528)	
Common stock issued to directors in lieu of cash for board fees	—	62	$	(62)	
Impairments of real estate investments	66,565	—	$	66,565	
Changes in assets and liabilities:					
Straight-line rent receivable	(1,635)	(3,274)	$	1,639	
Straight-line rent payable	109	110	$	(1)	
Prepaid expenses, other assets and deferred costs	(1,516)	1,490	$	(3,006)	
Accounts payable, accrued expenses and other liabilities	871	3,935	$	(3,064)	
Deferred revenue	(228)	(909)	$	681	
Net cash used in operating activities	(7,405)	(486)		(6,919)	

The level of cash flows used in or provided by operating activities is affected by the volume of acquisition activity, the restricted cash we are required to maintain, the timing of interest payments, the receipt of scheduled rent payments and the level of property operating expenses.

Cash Flows from Investing Activities

The following table presents our net cash provided by (used in) investing activities for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | Increase |
	2023	2022	(Decrease)
Cash flows from investing activities:			
Capital expenditures	(4,059)	(5,555)	1,496
Proceeds from sale of real estate investments	4,130	—	4,130
Net cash provided by (used in) investing activities	71	(5,555)	5,626

Cash Flows from Financing Activities

The following table presents our net cash provided by (used in) financing activities for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Increase
	2023	2022	(Decrease)
Cash flows from financing activities:			
Payment of mortgage note payable	—	(5,500)	5,500
Proceeds from issuance of common stock to affiliates of the Advisor, net (see Note 9)	—	1,980	(1,980)
Proceeds from Rights Offering, net (see Note 7)	4,059	—	4,059
Dividends paid on common stock	—	(2,670)	2,670
Redemption of fractional shares of common stock and restricted shares	(24)	—	(24)
Distributions to non-controlling interest holders	—	(80)	80
Common stock shares withheld upon vesting of restricted shares	(10)	—	(10)
Net cash provided by (used in) financing activities	4,025	(6,270)	10,295

Liquidity and Capital Resources

Our principal demands for cash are to fund operating and administrative expenses, capital expenditures, tenant improvement and leasing commission costs related to our properties and our debt service obligations. We expect to fund these cash demands through a combination of current cash on hand, net cash provided by our property operations and net cash provided by potential property dispositions.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2023, we had cash and cash equivalents of $5.3 million as compared to $9.2 million as of December 31, 2022. Under the guarantee of certain enumerated recourse liabilities of the borrower under one of our mortgage loans, we are required to maintain a minimum net worth in excess of $175.0 million and minimum liquid assets (i.e. cash, cash equivalents and restricted cash) of $10.0 million, which totaled $12.8 million as of December 31, 2023.

We had restricted cash of $7.5 million as of December 31, 2023 as compared to $6.9 million as of December 31, 2022, respectively. We are able to use a portion of our restricted cash for certain property operating expenses and capital expenditures. For certain property operating expenses and capital expenditures specifically related to our 1140 Avenue of the Americas property, lender approval is required to use any of the cash that is held in restricted cash accounts resulting from the breach of covenants on the loan secured by that property (see below). As a result, some of the property operating expenses and capital expenditures that will be paid with restricted cash may reside in accounts payable and accrued expenses on our consolidated balance sheet as of December 31, 2023.

Segregated Cash Accounts - Loan Covenant Breaches

The negative impacts of the COVID-19 pandemic has caused and may continue to cause certain of our tenants to be unable to make rent payments to us timely, or at all, and could continue to have, an adverse effect on the amount of cash we receive from our operations and therefore our ability to fund operating expenses and other capital requirements. Beginning in the third and fourth quarters of 2020, the operating results at 1140 Avenue of the Americas, 9 Times Square, 400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard Garage and 8713 Fifth Avenue properties were negatively impacted by the COVID-19 pandemic causing cash trap events under the non-recourse mortgages, where operating cash flow from the property after debt service was held in restricted cash as additional collateral for the loan, for those properties to be triggered. Thus, we were not be able to use excess cash flow, if any, from the properties (while the cash trap events were active - see below), to fund operating expenses at our other properties and other capital requirements during the year ended December 31, 2023.

As of December 31, 2023, we are operating under two cash traps (1140 Avenue of the Americas and 8713 Fifth Avenue), which together, represent 22.8% of the rentable square feet in our portfolio as of December 31, 2023. Also, as of December 31, 2023, we still had $2.5 million of cash maintained in a segregated and restricted cash account resulting from the breach of covenants on the loan secured by our 1140 Avenue of the Americas property. However, our 8713 Fifth Avenue property has not generated excess cash after debt service and as of December 31, 2023 there is no related cash maintained in a segregated and restricted cash account for that property. We may not access the cash from the 1140 Avenue of the Americas property without lender approval unless and until the various breaches have been cured. Excess cash generated by the 1140 Avenue of the Americas property continues to be deposited in a separate cash management account until the borrower under the loan is able to comply with all of the applicable covenants.

We previously satisfied the required debt service coverage for 400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard Garage with the quarter ended March 31, 2022. Additionally, we satisfied the debt covenants for our 9 Times Square property with our reporting to the lender in the fourth quarter of 2022, resulting in the release of cash in December 2022 that was previously trapped for this property, which totaled $3.4 million as of September 30, 2022, with no cash remaining trapped as of December 31, 2022. This cash, along with any additional cash trapped prior to transfer, was moved from restricted cash to cash and cash equivalents on our consolidated balance during the fourth quarter of 2022.

Liquidity

Our 9 Times Square secured mortgage note with a principal amount of $49.5 million matures in April 2024. We have executed a non-binding term sheet from the Bank of Montreal to extend the loan five years, but we can offer no assurance that this executed term sheet will result in a definitive agreement on its contemplated terms, or at all. For additional details, please see *Note 14 — Subsequent Events* to our Annual Report on Form 10-K. Excluding the 9 Times Square mortgage maturity, we do not have any significant scheduled debt principal repayments due until July 2026 when our non-recourse 1140 Avenues of the Americas secured mortgage note matures. This mortgage had a principal balance of $99.0 million and a fair value of $69.6 million as of December 31, 2023. We may be unable to extend or refinance this mortgage note when it matures in July 2026. We also recorded an impairment charge on the 1140 Avenue of the Americas property during the year ended December 31, 2023 of $66.1 million which represents the reduction of the carrying value to the estimated fair value of this asset as a result of shortening our intended holding period of the property to the maturity of the mortgage for purposes of recoverability. For additional information, please see *Note 3 — Real Estate Investments* and *Note 5 — Fair Value of Financial Instruments.*

Other sources of capital to further augment our liquidity during the year ended December 31, 2023 included net proceeds of approximately $4.1 million from our non-transferable rights offering in February of 2023, which entitled holders of rights to purchase 0.20130805 of a share of our Class A common stock for every right held at a subscription price of $12.95 per whole share. Another source of capital included the sale of the Company's property at 421 W. 54th street for a contract sales price of $4.5 million. This property had been vacant since its sole tenant terminated its lease during the quarter ended June 30, 2018. As a result of this sale, we will no longer be incurring carrying costs on the property (e.g., real estate taxes, insurance and utilities).

The Advisor may, at its election, accept shares of Class A common stock in lieu of cash for the asset and property management fee due as it did make for the asset management fee in respect of fees for services rendered from August 2022 through January 2023 (see below for more details). The Advisor is not obligated to accept shares in lieu of cash in payment of its base management fee and was paid in cash for the fees due subsequent to January 2023 through February 2024. We also issued 70,607 shares of our Class A common stock to the Advisor as a result of the Advisor's decision to accept the shares in lieu of cash in respect of the base management fee paid to the Advisor for advisory services rendered in March of 2024. In addition, we also issued 91,165 shares of our Class A common stock to the Advisor as a result of the Advisor's decision to accept shares in lieu of cash in respect to the property management fee for services rendered in March of 2024, as well as for general and administrative reimbursement expenses for services rendered in February of 2024.

Subsequent to December 31, 2023, we amended our Advisory Agreement and Property Management Agreement to (i) increase the compensation limit for professional services rendered to us by the Advisor, (ii) to allow the Advisor to elect to receive Class A Units or shares of our common stock in lieu of cash as payment for these services rendered and (iii) to allow the Property Manager to elect to receive Class A Units or shares of our common stock as payment for all fees payable by us. For additional information, please see *Note 14 — Subsequent Events*.

To further augment our liquidity, we may potentially be able to generate funds for these needs through the additional offering and sale of Class A shares through the Common Stock ATM Program as approved by our Board, from time to time, and subject to market conditions, the potential issuance or placement of unsecured debt or an offering of equity securities as well as proceeds from property dispositions, if any. Our ability to sell shares under our existing shelf registration statement including under the Common Stock ATM Program is limited to one third of our market capitalization unless the aggregate value of our Class A common stock held by non-affiliates exceeds $75.0 million. As of March 26, 2024, our public float was $15.1 million. We may also sell one or more real estate assets to generate additional liquidity. There is no assurance that any of these prospective sources of capital noted in this paragraph will be available to us on acceptable terms and conditions, if at all.

A summary of amounts invested by the Advisor or Bellevue during the years ended December 31, 2023 and 2022 is as follows:

Period of Issuance	Recipient	Shares Issued [1]	Issued Share Price [1]
February 2022	The Advisor	5,672	$ 88.16
March 2022	The Advisor	5,439	$ 91.94
April 2022	The Advisor	4,848	$ 103.13
May 2022	The Advisor	5,031	$ 99.39
June 2022	The Advisor	5,924	$ 84.40
July 2022	The Advisor	5,924	$ 84.40
August 2022	The Advisor	15,586	$ 32.08
September 2022	The Advisor	18,899	$ 26.24
September 2022 [2]	Bellevue	79,114	$ 25.03
October 2022	The Advisor	18,285	$ 27.36
November 2022	The Advisor	19,320	$ 25.92
December 2022	The Advisor	24,744	$ 20.24
January 2023	The Advisor	31,407	$ 15.92

_____

(1)   Retroactively adjusted for the effects of the Reverse Stock Split (see *Note 1* for additional information).

(2)   During the year ended December 31, 2022, we sold 79,114 shares of Class A common stock (as adjusted for Reverse Stock Split) to Bellevue under the Common Stock ATM Program, which generated gross proceeds of $2.0 million, before nominal commissions paid (see Note 7 for additional information).

We continue to focus on increasing occupancy of the portfolio by seeking replacement tenants for leases that had expired or otherwise have been terminated. We believe that certain market tenant incentives we have used and expect to continue to use, including free rent periods and tenant improvements, will support our occupancy rate and extend the average duration of our leases upon commencement of executed leases. Our ability to generate net cash from our property operations depends, in part on the amount of additional cash we are able to generate through our leasing initiatives, which is not assured, and on our ability to access any excess cash we are able to generate from properties that are encumbered by mortgages where a cash trap event has occurred (see below for more details), which also is not assured.

In addition to our focus on increasing occupancy, we have also begun to focus on expense reduction initiatives, that target expenses such as tax appeals and the renegotiation and bidding of contracted services, along with other expenses. While the focus on reducing expenses may help lower operating expenses, there can be no assurance we will be able to do so.

Dividend Policy

On July 1, 2022, we announced that our Board would not declare a dividend for the quarter ended June 30, 2022. Our Board concluded that it was in our best interest to suspend paying dividends and to use the monies to generate additional working capital to fund future leasing and tenant improvement costs. Our Board did not declare dividends for any later payment in 2022 and plans to reevaluate the dividend policy on a quarterly basis but there is no assurance as to when or if our Board will authorize future dividends or the amount of any future dividends. There were no dividend payments made during the year ended December 31, 2023.

Mortgage Loans

We have six mortgage loans secured by all of our seven properties with an aggregate balance of $399.5 million as of December 31, 2023 with a weighted-average effective interest rate of 4.35%. All of our mortgage loans bear interest at a fixed rate, except for a mortgage loan agreement secured by Capital One N.A. that bears interest based on SOFR and for which we have a related derivative agreement for a "pay-fixed" swap which effectively converted the loan to a fixed rate.

We do not currently have a commitment for a corporate-level revolving credit facility or any other corporate-level indebtedness, and there can be no assurance we would be able to obtain corporate-level financing on favorable terms, or at all. We do not currently anticipate incurring additional indebtedness secured by our existing properties, however, despite a tightening of the credit markets, we expect to be able to continue to use debt financing as a source of capital to the extent we acquire additional properties.

We do not have any significant scheduled debt principal repayments due until April 2024 when the loan in the principal amount of $49.5 million and secured by 9 Times Square matures. The Company has executed a non-binding term sheet from the Bank of Montreal to extend the loan five years, but no assurance can be made that this executed non-binding term sheet will result in a definitive agreement on its contemplated terms, or at all. For additional details, please see *Note 14 — Subsequent Events* to our Annual Report on Form 10-K.

9 Times Square

We breached both a debt service coverage and a debt yield covenant under the non-recourse mortgage loan secured by 9 Times Square for each of the quarters in the year ended December 31, 2020, through December 31, 2021. The principal amount of the loan was $49.5 million as of December 31, 2023 (after a partial pay-down in 2022 as described below). The breaches, through the fourth consecutive quarter (September 31, 2021), while not events of default, required us to enter into a cash management period requiring all rents and other revenue of the property, if any, to be held in a segregated account as additional collateral under the loan. Thereafter, the contract provided for specific financial remedies to be completed or the loan would be in default. As of December 31, 2021 there was $4.3 million cash trapped under the loan being held in the cash management account, which was classified in restricted cash on our consolidated balance sheet as of December 31, 2021.

On March 2, 2022 we entered into a waiver and amendment to this mortgage loan, under which the lender agreed to waive any potential existing default that may have existed under the loan, subject to us paying $5.5 million of the principal amount under the loan. To fund the payment, which was made on March 3, 2022, we were permitted to use $5.5 million that was being held in a cash management account as of that date, $4.3 million of which was part of our restricted cash balance on our consolidated balance sheet as of December 31, 2021.

Other significant changes from the waiver and amendment included: (1) revision of how the "debt service coverage ratio" is calculated by reducing the hypothetical interest rate used in this calculation to the actual interest rate on the loan; (2) a reduction the "debt yield" covenant to 7.5% from 8.0%; and (3) permitting us to include free rent periods (subject to maximum limits) in calculating compliance with the debt service and debt yield covenants. The waiver and amendment also replaced the LIBOR rate provisions with Secured Overnight Financing Rate ("SOFR") effective with the second quarter of 2022 and amended the spreads to 1.60% from 1.50%, per annum. The previously existing "pay-fixed" interest swap that was designated as a cash flow hedge on the 9 Times Square mortgage was terminated in conjunction with the modification described above. A new swap was entered into for a notional value that aligns with the remaining principal balance owed on the mortgage using a new SOFR effective rate (see *Note 6 — Derivatives and Hedging Activities* to our 2023 Financial Statements).

With the waiver as of September 30, 2021, we were permitted to be in breach for up to four consecutive quarters without causing an event of default. While we also breached the debt service coverage and debt yield covenant as of December 31, 2021 and March 31, 2022, we were not in breach as of June 30, 2022, September 30, 2022 and December 31, 2022. As a result, upon reporting the third quarter results to the lender in November, we had two consecutive quarters that we were not be in breach and, at such time, we have exited the cash trap with the lenders approval. The cash previously held in restricted cash, which totaled $3.4 million as of September 30, 2022, with no cash trapped as of December 31, 2022. This cash, along with any additional cash trapped prior to transfer, was reclassified to cash and cash equivalents on our consolidated balance sheet during the fourth quarter of 2022. The agreement governing this loan requires us to maintain $10.0 million in liquid assets, which includes cash and cash equivalents and restricted cash, which totaled $12.8 million as of December 31, 2023.

We have satisfied this debt service coverage and had no cash trapped for this property for the year ended December 31, 2023.

The 9 Times Square mortgage note matures in April 2024. We have executed a non-binding term sheet from the Bank of Montreal to extend the loan five years, but no assurance can be made that this executed term sheet will result in a definitive agreement on its contemplated terms, or at all. For additional details, please see *Note 14 — Subsequent Events* to our Annual Report on Form 10-K.

1140 Avenue of the Americas

We breached both a debt service coverage provision and a reserve fund provision under its non-recourse mortgage secured by the 1140 Avenue of the Americas property in each of the last 14 quarters ended December 31, 2023. The principal amount of the loan was $99.0 million as of December 31, 2023. These breaches are not events of default, rather they require excess cash, if any, generated at the property (after paying operating costs, debt service and capital/tenant replacement reserves) to be held in a segregated account as additional collateral under the loan. The covenants for this loan may be cured if we satisfy the required debt service coverage ratio for two consecutive quarters, whereupon the additional collateral will be released. We can remain subject to this reserve requirement through maturity of the loan without further penalty or ramifications. As of December 31, 2023 and 2022, we have $2.5 million and $3.6 million, respectively, in cash that is retained by the lender and maintained in restricted cash on our consolidated balance sheet as of those dates.

Additionally, we may be unable to extend or refinance this mortgage note when it matures in July 2026, and as a result recorded an impairment charge of $66.1 million which represents the reduction of the carrying value to the estimated fair value of this asset as a result of shortening our expected holding period of the property to the maturity of the mortgage for purposes of assessing recoverability. We determined that the property had a fair value of $69.6 million as of December 31, 2023. For additional information, please see *Note 3 — Real Estate Investments* and *Note 5 — Fair Value of Financial Instruments.*

400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard - Icon Garage

In the first, second and third quarters of 2021, we breached a debt service coverage covenant under the non-recourse mortgage loan secured by 400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard - Icon Garage. We subsequently satisfied the debt service coverage covenant for each of the two consecutive quarters ended on December 31, 2021 and March 31, 2022, which ended the cash management period.

On October 26, 2021, we signed a termination agreement with the original tenants at this property, which required the tenants to pay a $1.4 million termination payment to us, which was received during the fourth quarter of 2021. The $1.4 million in cash received for the lease termination fee was deposited into a cash management account and was originally classified in restricted cash on our consolidated balance sheet as of December 31, 2021. Upon satisfying the debt service coverage covenant for the quarter ended March 31, 2022, the $1.4 million, which was classified in restricted cash on our consolidated balance sheet as of December 31, 2021, was reclassified to cash and cash equivalents on our consolidated balance sheet for the quarter ended March 31, 2022.

We satisfied the debt service coverage for the subsequent quarters through the quarter ended December 31, 2023.

8713 Fifth Avenue

We breached a debt service coverage ratio covenant under the non-recourse mortgage secured by 8713 Fifth Avenue during the second, third and fourth quarters of 2021 and all four quarters of 2022. The principal amount for the loan was $10.0 million as of December 31, 2022. The breach of this covenant did not result in an event of default but rather triggered an excess cash flow sweep period. The Company has the ability to avoid the excess cash flow sweep period by electing to fund a reserve in the amount of $125,000 of additional collateral in cash or as a letter of credit. As of the date of the filing of this Annual Report on Form 10-K, we had not yet determined whether we will do so. If we do not elect to continue to fund the $125,000 additional collateral in a subsequent quarter, then the excess flow sweep period would commence in such quarter and continue until the covenant breaches are cured in accordance with the terms of the loan agreement. Additionally, in the event that the debt service coverage ratio covenant remains in breach at or below the current level for two consecutive calendar quarters and the lender reasonably determines that such breach is due to the property not being prudently managed by the current manager, the lender has the right, but not the obligation, to require that we replace the current manager with a third party manager chosen by us. This property did not generate any excess during the year ended December 31, 2023 or 2022, respectively and thus no cash is trapped. We signed a lease with a new tenant at this property in November 2021 and the new tenant occupied a portion of the space in the first quarter of 2023 with the remainder of the space expected to be occupied in the second quarter of 2024, which will bring occupancy at this property back to 100%.

Other Information

We entered into three new leases at 9 Times Square representing over 14,900 square feet during the year ended December 31, 2023. As a result of increased leasing activity, we have satisfied this debt service coverage and had no cash trapped for the year ended December 31, 2023. We are working to find new tenants to replace the portion of the space previously leased to Knotel at 123 William Street that has not yet been re-leased and to increase the rental income at our 1140 Avenue of the Americas and 9 Times Square properties, as well as our other properties that are not fully occupied as of December 31, 2023. There can be no assurance, however, that we will be able to lease all or any portion of our currently vacant space at any property on acceptable or favorable terms, or at all, or that we will not experience further terminations. Unless we are able to increase the occupancy at 1140 Avenue of the Americas and 8713 Fifth Avenue on terms that allow us to cure the two remaining covenant breaches described above, we will be unable to access excess cash flow from those properties and the lenders may be able to exercise additional remedies. As discussed above, we signed a lease with a new tenant at 8713 Fifth Avenue in November 2021, that began occupying a portion of the leased space in the quarter ended March 31, 2023 and is expected to occupy the remainder of the space in the second quarter of 2024, which will bring the occupancy at this property back to 100%.

Any cash that is restricted for the remaining breaches on 1140 Avenue of the Americas and 8713 Fifth Avenue mortgages (as disclosed above) are not available to be used for other corporate purposes. There is no assurance that we will be able to cure these breaches. Moreover, if we experience additional lease terminations, due to tenant bankruptcies or otherwise, or tenants placed on a cash basis continue to not pay rent, it is possible that certain of the covenants on other loans may be breached and we may also become restricted from accessing excess cash flows from those properties. Except as described herein, we were in compliance with the remaining covenants under our mortgage notes payable as of December 31, 2023.

Common Stock ATM Program

On October 1, 2020, we entered into an equity distribution agreement, pursuant to which we may, from time to time, offer, issue and sell to the public, through our sales agents, shares of Class A common stock, having an aggregate offering price of up to $250.0 million in our Common Stock ATM Program. During the year ended December 31, 2022, we sold 79,114 shares of Class A common stock (as adjusted for Reverse Stock Split) to Bellevue under the Common Stock ATM Program, which generated gross proceeds of $2.0 million, before nominal commissions paid. See also, *"Cash, Cash Equivalents and Restricted Cash"* section above for potential limits on our ability to sell shares under the Common Stock ATM Program.

There were no shares sold under the Common Stock ATM Program for the year ended December 31, 2023.

Capital Expenditures

For the years ended December 31, 2023 and 2022 we funded an aggregate of $4.1 million and $5.6 million, respectively, of capital expenditures primarily related to tenant improvements at certain of our properties.

We may invest in additional capital expenditures to further enhance the value of our properties. Additionally, many of our lease agreements with tenants include provisions for tenant improvement allowances. The amount we invest in capital expenditures during the full year 2024, including amounts we expect to fund under new or replacement leases, will likely be similar to the amount invested in 2023.

We funded our capital expenditures during the year ended December 31, 2023 with (i) cash on hand, which included proceeds from previous financings, (ii) cash retained from the Advisor either from (a) reinvesting its base management fees in shares of our Class A common stock or (b) electing to receive shares of our Class A common stock in lieu cash for its base management fee.

Acquisitions and Dispositions

We had no acquisitions during the year ended December 31, 2023. We disposed of our Hit Factory property during the year ended December 31, 2023 for a contract sales price $4.5 million, and we determined the property was impaired by $0.5 million during the year ended December 31, 2023.

There were no acquisitions or dispositions of properties subsequent to December 31, 2023 prior to filing of this Form 10-K.

Non-GAAP Financial Measures

This section discusses the non-GAAP financial measures we use to evaluate our performance, including Funds from Operations ("FFO"), Core Funds from Operations ("Core FFO") and Cash Net Operating Income ("Cash NOI"). A description of these non-GAAP measures and reconciliations to the most directly comparable GAAP measure, which is net income (loss), is provided below. Because we elected to be taxed as a REIT through the taxable year ended on December 31, 2022, we did not change any of the non-GAAP metrics that we have historically used to evaluate performance.

Funds from Operations and Core Funds from Operations

Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a performance measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. FFO is not equivalent to net income or loss as determined under GAAP and FFO is not intended to replace financial performance measures determined under GAAP.

We calculate FFO, a non-GAAP measure, consistent with the standards established over time by the Board of Governors of NAREIT, as restated in a White Paper and approved by the Board of Governors of NAREIT effective in December 2018 (the "White Paper"). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding depreciation and amortization related to real estate, gains and losses from sales of certain real estate assets, gain and losses from change in control and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. Adjustments for consolidated partially-owned entities (including our OP) and equity in earnings of unconsolidated affiliates are made to arrive at our proportionate share of FFO attributable to our stockholders. Our FFO calculation complies with NAREIT's definition.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, and straight-line amortization of intangibles, which implies that the value of a real estate asset diminishes predictably over time. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation and certain other items may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, among other things, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income.

Core Funds from Operations

Beginning in the third quarter 2020, following the listing of our Class A common stock on the NYSE, we began presenting Core FFO, also a non-GAAP metric. We have presented prior periods on a comparable basis so that the metric is useful to the users of our financial statements. We believe that Core FFO is utilized by other publicly-traded REITs although Core FFO presented by us may not be comparable to Core FFO reported by other REITs that define Core FFO differently. In calculating Core FFO, we start with FFO, then we exclude the impact of discrete non-operating transactions and other events which we do not consider representative of the comparable operating results of our real estate operating portfolio, which is our core business platform. Specific examples of discrete non-operating items include acquisition and transaction related costs for dead deals, debt extinguishment costs, non-cash equity-based compensation and costs incurred for the 2022 contested proxy that were specifically related to the portion of our 2022 proxy contest and non-cash equity-based compensation costs incurred for the 2023 Tender Offer. We add back non-cash write-offs of deferred financing costs and prepayment penalties incurred with the early extinguishment of debt which are included in net income but are considered financing cash flows when paid in the statement of cash flows. We consider these write-offs and prepayment penalties to be capital transactions and not indicative of normal operating performance. Further, we do not consider the costs associated with the 2022 contested proxy, while paid in cash, to be indicative of normal operating performance. By excluding expensed acquisition and transaction dead deal costs as well as non-operating costs described above, we believe Core FFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Core FFO also includes an adjustment in 2022 that relates to costs incurred for the 2022 proxy that were specifically related to the portion of our 2022 proxy contest. Core FFO in 2023 includes an adjustment for the non-cash equity-based compensation costs incurred for the Tender Offer in 2023. We do not consider these expenses to be part of our normal operating performance. In future periods, we may also exclude other items from Core FFO that we believe may help investors compare our operating performance results. Core FFO is not intended to replace financial performance measures determined under GAAP.

The table below reflects the items deducted or added to net loss in our calculation of FFO and Core FFO for the years ended December 31, 2023, 2022 and 2021:

(In thousands)	Year Ended December 31,		
	2023 [1]	**2022** [1]	**2021** [1]
Net loss attributable to common stockholders (in accordance with GAAP) [2]	$ (105,924)	$ (45,896)	$ (39,466)
Impairment of real estate investments	66,565	—	1,452
Depreciation and amortization	26,532	28,666	31,057
FFO (as defined by NAREIT) attributable to common stockholders [2]	(12,827)	(17,230)	(6,957)
Equity-based compensation [3]	5,863	8,782	8,475
Expenses attributable to portion of 2022 proxy contest [4]	—	2,477	—
Expenses attributable to 2023 Tender Offer [5]	377	—	—
Core FFO attributable to common stockholders [2]	$ (6,587)	$ (5,971)	$ 1,518

_____

(1) FFO and Core FFO for the years ended December 31, 2023, 2022 and 2021 each include income from lease termination fees of $0.8 million for 2023 and of $1.5 million for 2022 and 2021, which is recorded in Revenue from tenants in the consolidated statements of operations. Such termination payments represent cash income for accounting and tax purposes and as such management believes they should be included in both FFO and Core FFO. The termination fees were collected from the tenants and earned and recorded as income in the years ended December 31, 2022 and 2021.

(2) Net Loss, FFO and Core FFO for the year ended December 31, 2021 includes income from the accelerated amortization of the remaining unamortized balance of below-market lease liabilities of approximately $7.9 million, which is recorded in Revenue from tenants in the consolidated statements of operations.

(3) Includes expense related to the amortization of our restricted common shares and LTIP Units related to our multi-year outperformance agreement for all periods presented. Management has not added back the cost of the Advisor's base management fee used by the Advisor under the Side Letter to purchase shares or the cost of the base management fee elected to be received by the Advisor in shares in lieu of cash because such amounts are considered a normal operating expense. Such amounts included in net loss were $0.5 million for the year ended December 31, 2023.

(4) Amount relates to costs incurred for the 2022 proxy that were specifically related to the portion of the Company's 2022 proxy contest. The Company does not consider these expenses to be part of its normal operating performance and has, accordingly, increased its Core FFO for this amount.

(5) Amount relates to costs that we incurred as it relates to the 2023 Tender Offer. We do not consider these expenses to be part of our normal operating performance and has, accordingly, increased its Core FFO for this amount.

Cash Net Operating Income

Cash NOI is a non-GAAP financial measure equal to net income (loss), the most directly comparable GAAP financial measure, less income from investment securities and interest, plus general and administrative expenses, acquisition and transaction-related expenses, depreciation and amortization, other non-cash expenses and interest expense. In calculating Cash NOI, we also eliminate the effects of straight-lining of rent and the amortization of above- and below-market leases. Cash NOI should not be considered an alternative to net income (loss) as determined under GAAP as an indication of our performance or to cash flows as a measure of our liquidity.

We use Cash NOI internally as a performance measure and believe Cash NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level. Therefore, we believe Cash NOI is a useful measure for evaluating the operating performance of our real estate assets and to make decisions about resource allocations. Further, we believe Cash NOI is useful to investors as performance measures because, when compared across periods, Cash NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition activity on an unlevered basis. Cash NOI excludes certain components from net income in order to provide results that are more closely related to a property's results of operations. For example, interest expense is not linked to the operating performance of a real estate asset and Cash NOI is not affected by whether the financing is at the property level or corporate level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. Cash NOI presented by us may not be comparable to Cash NOI reported by other REITs that define Cash NOI differently. We believe that in order to facilitate a clear understanding of our operating results, Cash NOI should be examined in conjunction with net income (loss) as presented in our consolidated financial statements.

The table below reflects the items deducted or added to net loss in our calculation of Cash NOI for the periods presented.

(In thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022
Net loss attributable to common stockholders (in accordance with GAAP)	$ (105,924)	$ (45,896)
Depreciation and amortization	26,532	28,666
Interest Expense	18,858	18,924
Impairment of real estate investments	66,565	—
Equity-based compensation	5,863	8,782
Other expense (income)	(36)	27
Asset and property management fees to related parties	7,680	7,082
General and administrative	9,375	12,493
Accretion of below- and amortization of above-market lease liabilities and assets, net	(70)	(8)
Straight-line rent (revenues as lessor)	(1,635)	(3,274)
Straight-line ground rent (expenses as lessee)	109	110
Cash NOI	$ 27,317	$ 26,906

Dividends

For the taxable years we elected to be taxed as a REIT (commencing with our taxable year ended December 31, 2014 through our taxable year ended December 31, 2022) we were required to distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains. A tax loss for a particular year eliminated the need to distribute REIT taxable income to meet the 90% distribution requirement for that year and may have minimized or eliminated the need to pay distributions in order to meet the distribution requirement in one or more subsequent years. We had a loss for tax purposes in 2022 and therefore there was no REIT taxable income requiring distribution to maintain our qualification as a REIT during the year ended December 31, 2022. For the year ended December 31, 2022, from a U.S. federal income tax perspective, 100% of distributions, or $0.20 ($1.60 per share adjusted for the Reverse Stock Split), represented a return of capital and no part constituted a taxable dividend.

Through the six months ended June 30, 2022 and for the year ended December 31, 2021 we paid dividends to our common stockholders at the annual rate of $0.40 per share of Class A common stock ($3.20 per share adjusted for the Reverse Stock Split), or $0.10 per share ($0.80 per share adjusted for the Reverse Stock Split) on a quarterly basis. On July 1, 2022, we announced that we suspended our policy regarding dividends paid on our Class A common stock, beginning with the dividend that would have been payable for the quarter ended June 30, 2022 (see full discussion in *Liquidity and Capital Resources* section above).

We have not paid dividends to stockholders since those that were declared and paid through the six months ended June 30, 2022.

Decisions regarding the frequency and amount of any future dividends we pay on our common stock will remain at all times entirely at the discretion of our Board, which reserves the right to change our dividend policy at any time and for any reason. Our ability to pay dividends in the future depends on our ability to operate profitably and to generate sufficient cash flows from the operations of our existing properties and any properties we may acquire. We may acquire assets such as hotels and seek to expand our co-working office space business as well as acquire, invest in and operate businesses such as hotel or parking lot management companies including assets or businesses located outside of New York City. We cannot guarantee that we will be able to pay dividends on a regular basis on our common stock or any other class or series of stock we may issue in the future. Our Board previously suspended and then reinstituted dividends. As of December 31, 2023, our dividend remains suspended. There is no assurance we will continue to pay dividends at the current rate, or at all. The amount of dividends payable to our stockholders is determined by our Board and is dependent on a number of factors, including funds available for dividends, our financial condition, provisions in our loans and any agreement we are party to that may restrict our ability to pay dividends or repurchase shares, capital expenditure requirements, as applicable, and requirements of Maryland law. For the year ended December 31, 2023, our cash flows used in operations were $7.4 million.

Previous election as a REIT

We elected to be taxed as a REIT, effective commencing with our taxable year ended December 31, 2014 through our taxable year ended December 31, 2022, as a result of the Board authorized revocation of our REIT election which became effective as of January 1, 2023. We believe that, during the period commencing with our taxable year ended December 31, 2014 through December 31, 2022, we were organized and operated in a manner so that we qualified as a REIT. To qualify as a REIT during that period, we were required to distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP) determined without regard for the deduction for dividends paid and excluding net capital gains, and comply with a number of other organizational and operational requirements. As a REIT, we were generally not be subject to U.S. federal corporate income tax on the portion of our REIT taxable income that we distributed to our stockholders. A tax loss for a particular year eliminated the need to distribute REIT taxable income to meet the 90% distribution requirement for that year and minimized or eliminated the need to pay distributions in order to meet the distribution requirement in one or more subsequent years. We had a loss for tax purposes in 2022 and therefore there was no REIT taxable income requiring distribution to maintain our qualification as a REIT for the year ended December 31, 2022.

Inflation

We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions, or those leases which have escalations at rates which do not exceed or approximate current inflation rates. As of December 31, 2023, the increase to the twelve-month CPI for all items, as published by the Bureau of Labor Statistics, was 3.4%. To help mitigate the adverse impact of inflation, approximately 84% of our leases with our tenants contain rent escalation provisions which the cash rent that is due over time by an average cumulative increase of 2.2% per year. These provisions generally increase rental rates during the terms of the leases either at fixed rates or other measures. As of December 31, 2023, approximately 84%, based on straight-line rent, are fixed-rate and 16% do not contain any escalation provisions.

In addition, we may be required to pay costs for maintenance and operation of properties which may adversely impact our results of operations due to potential increases in costs and operating expenses resulting from inflation. However, to the extent such costs exceed the tenants base year, many but not all of our leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation. As the costs of general goods and services continue to rise, we may be adversely impacted by increases in general and administrative costs due to overall inflation. See "Risk Factors—Risks Related to Investments in Real Estate—Inflation may have an adverse effect on our investments and results of operations."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. From time to time, we may enter into interest rate hedge contracts such as swaps, caps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We will not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

As of December 31, 2023, our debt consisted of fixed-rate or swapped to fixed-rate secured mortgage notes payable with an aggregate carrying value of $399.5 million and a fair value of $348.8 million. Changes in market interest rates have no impact on interest expense incurred on the notes net of related swap payments or receipts.

However, changes in market interest rates would have an impact on the fair value of our related mortgage notes net of the impact on the related interest rate swap. For instance, if interest rates rise 100 basis points and our net fixed rate debt balance remains constant, we expect the fair value of our net obligation to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our net fixed–rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2023 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our net fixed-rate debt by $7.8 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our net fixed-rate debt by $8.1 million.

These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs, and assuming no other changes in our capital structure. As the information presented above includes only those exposures that existed as of December 31, 2023 and does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is hereby incorporated by reference to our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act"), our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of December 31, 2023, the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures include internal controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. It should be noted that no system of controls can provide complete assurance of achieving a company's objectives and that future events may impact the effectiveness of a system of controls.

Based on that evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable level of assurance.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on its assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Following the listing of shares of our Class A common stock on the NYSE, we went from being non-traded to being publicly-traded. However, the effectiveness of our internal control over financial reporting has not been audited by our independent registered public accounting firm because we remain a "nonaccelerated filer" as defined under SEC rules.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Trading Plans

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any "non-Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408.

Amendment to the Advisory Agreement

On March 29, 2024, we, the OP and our Advisor entered into the Second Amendment to the Second Amended and Restated Advisory Agreement (the "Second Amendment"). The Second Amendment increases the limit on the salaries, wages, and benefits of all employees of our Advisor or its affiliates directly or indirectly involved in the performance of services (including our executive officers) to the lesser of (i) $2,971,969 or (ii) if the Asset Cost as of the last day of such fiscal year is equal to or greater than $1.25 billion, (x) the Asset Cost as of the last day of such fiscal year multiplied by (y) 0.30%. The Advisor Employee Compensation Limit shall be increased by an annual cost of living adjustment equal to the Advisor Employee Compensation Limit (as determined above) multiplied by the greater of (x) 3.0% and (y) the Consumer Price Index for the prior year ended December 31st. The Second Amendment also provides that our Advisor may elect to receive any expense reimbursement amounts in cash, OP Units, shares of our common stock, or any combination thereof.

The foregoing description of the Second Amendment is only a summary and is qualified in its entirety by reference to the full text of the Second Amendment, which is filed as Exhibit 10.47 to this Annual Report on Form 10-K and incorporated by reference in this Item 9B.

Amendment to the Property Management Agreement

On March 29, 2024 we, the OP and the Property Manager entered into the Third Amendment to the Property Management and Leasing Agreement (the "Third Amendment"). The Third Amendment provides that the Property Manager may elect to receive any fees payable in cash, OP Units, shares of our common stock, or any combination thereof.

The foregoing description of the Third Amendment is only a summary and is qualified in its entirety by reference to the full text of the Third Amendment, which is filed as Exhibit 10.48 to this Annual Report on Form 10-K and incorporated by reference in this Item 9B.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Business Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. A copy of our Code of Business Conduct and Ethics may be obtained, free of charge, by sending a written request to our executive office: 222 Bellevue Ave, Newport, Rhode Island 02840, Attention: Chief Financial Officer. Our Code of Business Conduct and Ethics is also publicly available on our website at *www.americanstrategicinvestment.com.* If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics to our chief executive officer, chief financial officer, chief accounting officer or controller or persons performing similar functions, we will disclose the nature of the amendment or waiver on that website or in a report on Form 8-K.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2024 annual meeting of stockholders to be filed not later than April 29, 2024 and incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2024 annual meeting of stockholders to be filed not later than April 29, 2024 and incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2024 annual meeting of stockholders to be filed not later than April 29, 2024 and incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2024 annual meeting of stockholders to be filed not later than April 29, 2024 and incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2024 annual meeting of stockholders to be filed not later than April 29, 2024 fiscal year and incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

    (a)   **Financial Statement Schedules**

        See the Index to Consolidated Financial Statements at page F-1 of this Annual Report on Form 10-K.

        The following financial statement schedule is included herein at page F-43 of this Annual Report on Form 10-K:

        Schedule III – Real Estate and Accumulated Depreciation

    (b)   **Exhibits**

EXHIBIT INDEX

The exhibits below are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2023 (and are numbered in accordance with Item 601 of Regulation S-K). References in the exhibits below to American Realty Capital New York City REIT, Inc. reflect exhibits dated prior to our name change to New York City REIT, Inc. effective March 13, 2019 and references in the exhibits below to New York City REIT, Inc. reflect exhibits dated prior to our name change to American Strategic Investment Co. effective January 19, 2023.

Exhibit No.	Description
3.1 [1]	Articles of Amendment and Restatement
3.2 [2]	Articles of Amendment relating to corporate name change
3.3 [1]	Amended and Restated Bylaws of New York City REIT, Inc.
3.4 [3]	Amendment to Amended and Restated Bylaws of New York City REIT, Inc.
3.5 [26]	Second Amendment to Amended and Restated Bylaws of New York City REIT, Inc.
3.6 [4]	Articles of Amendment relating to reverse stock split
3.7 [4]	Articles of Amendment relating to par value decrease and common stock name change
3.8 [4]	Articles Supplementary classifying and designating Class B common stock
3.9 [5]	Articles Supplementary classifying and designating Series A Preferred Stock
3.10 [25]	Articles Supplementary reclassifying Class B common stock into Class A common stock
3.11 [23]	Articles of Amendment relating to Reverse Stock Split (2023)
3.12 [23]	Articles of Amendment relating to par value decrease (2023)
3.13 [24]	Articles of Amendment relating to name change (2023)
4.1 [5]	Amended and Restated Agreement of Limited Partnership of New York City Operating Partnership, L.P., dated as of August 18, 2020
4.2 [5]	Amended and Restated Distribution Reinvestment Plan of New York City REIT, Inc.
4.3 [5]	Amended and Restated Rights Agreement, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust
4.4 *	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.5 [19]	Amendment, dated as of August 12, 2021, to the Amended and Restated Rights Agreement, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust Company, N.A. as Rights Agent
4.6 [22]	Second Amendment, dated as of August 10, 2022, to the Amended and Restated Rights Agreement, as amended, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust Company, N.A. as Rights Agent
4.7 [24]	Third Amendment, dated as of January 23, 2023, to the Amended and Restated Rights Agreement, as amended by Amendment No. 1, dated August 12, 2021, and Amendment No. 2, dated August 10, 2022, between American Strategic Investment Co. and Computershare Trust Company, N.A. as Rights Agent
4.8 [20]	Certificate of Notice of New York City REIT, Inc.
4.9 [24]	Certificate of Notice of American Strategic Investment Co.
10.1 [6]	Second Amended and Restated Advisory Agreement, dated as of November 16, 2018, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC.
10.2 [7]	Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC.
10.3 [8]	First Amendment, dated as of April 13, 2018, to Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC.
10.4 [6]	Second Amendment, dated as of November 16, 2018, to Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC.
10.5 [8]	Property Management and Leasing Agreement, dated as of April 13, 2018, by and among New York City Properties, LLC and the other parties thereto.
10.6 [9]	Amended and Restated Employee and Director Incentive Restricted Share Plan of American Realty Capital New York City REIT, Inc., effective as of November 8, 2017.
10.7 [10]	Indemnification Agreement, dated as of December 31, 2014, between the Company and William M. Kahane, Elizabeth K. Tuppeny, Robert T. Cassato, Nicholas S. Schorsch, Michael A. Happel, Gregory W. Sullivan, and RCS Capital Corporation.
10.8 [11]	Indemnification Agreement, dated as of June 5, 2015, between the Company and Nicholas Radesca
10.9 [12]	Indemnification Agreement, dated as of June 22, 2015, between the Company and Patrick O'Malley

Exhibit No.	Description
10.10 [1]	Form of Indemnification Agreement
10.11 [13]	Loan Agreement, dated as of June 15, 2016, between ARC NYC1140SIXTH, LLC and Ladder Capital Finance I LLC
10.12 [13]	Form of Restricted Stock Award Agreement
10.13 [14]	Loan Agreement, dated as of March 6, 2017, between Barclays Bank PLC, as lender, and ARC NYC123WILLIAM, LLC, as borrower.
10.14 [14]	Limited Recourse Guaranty, dated as of March 6, 2017, made by New York City Operating Partnership, L.P., as guarantor, in favor of Barclays Bank PLC, as lender.
10.15 [14]	Environmental Indemnity Agreement, dated as of March 6, 2017, made by ARC NYC123WILLIAM, LLC, as borrower, and New York City Operating Partnership, L.P., as principal, in favor of Barclays Bank PLC, as indemnitee.
10.16 [1]	Loan Agreement, dated as of April 13, 2018, by and among ARC NYC400E67, LLC and ARC NYC200RIVER01, LLC, as borrowers, and Societe Generale, as lender.
10.17 [1]	Guaranty of Recourse Obligations made by New York City Operating Partnership, L.P., as guarantor, in favor of Societe Generale, dated as of April 13, 2018.
10.18 [15]	Term Loan Agreement, dated as of April 26, 2019 between ARC NYC570SEVENTH, LLC, as borrower, Capital One, National Association, as administrative agent, and the lenders party thereto.
10.19 [15]	Guaranty of Recourse Obligations made by New York City REIT, Inc., as guarantor, in favor of Capital One, National Association, as administrative agent on behalf of certain lenders, dated as of April 26, 2019.
10.20 [15]	Environmental Indemnity made by ARC NYC570SEVENTH, LLC, as borrower and New York City REIT, Inc., as guarantor, in favor of Capital One, National Association, as administrative agent on behalf of certain lenders, dated as of April 26, 2019.
10.21 [16]	Loan Agreement dated as of July 17, 2019 between ARG NYC196ORCHARD, LLC, as Borrower, and Nationwide Life Insurance Company, as Lender.
10.22 [16]	Carveout Guaranty dated as of July 17, 2019, by New York City Operating Partnership, L.P., as Guarantor, to and for the benefit of Nationwide Life Insurance Company.
10.23 [5]	Listing Note Agreement, dated as of August 18, 2020, between New York City Operating Partnership, L.P. and New York City Special Limited Partnership, LLC
10.24 [5]	First Amendment, dated as of August 18, 2020, to Second Amended and Restated Advisory Agreement among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.25 [5]	Advisor Multi-Year Outperformance Award Agreement, dated as of August 18, 2020, among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.26 [5]	2020 Advisor Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.27 [5]	2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.28 [15]	Equity Distribution Agreement, dated October 1, 2020, among New York City REIT, Inc., New York City Operating Partnership, L.P., Truist Securities, Inc. and B. Riley Securities, Inc.
10.29 [18]	Form of Restricted Share Award Agreement pursuant to the 2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.30 [25]	Form of Stock Award Agreement pursuant to the 2020 Advisor Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.31 [25]	Form of Stock Award Agreement pursuant to the 2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.32 [21]	Waiver and Amendment to Term Loan Agreement, dated as of March 2, 2022 between ARC NYC570SEVENTH, LLC, as borrower, Capital One, National Association, as administrative agent, and the lenders party thereto.
10.33 [20]	Side Letter, dated February 4, 2022, to the Second Amended and Restated Advisory Agreement, dated as of November 16, 2018, among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.34 [20]	Charter Ownership Limit Waiver Agreement, dated February 4, 2022, by and between New York City REIT, Inc. and Edward M. Weil, Jr.
10.35 [20]	Charter Ownership Limit Waiver Agreement, dated February 4, 2022, by and between New York City REIT, Inc. and New York City Advisors, LLC
10.36 [20]	Rights Plan Waiver Agreement, dated February 4, 2022, by and among New York City REIT, Inc., Bellevue Capital Partners, LLC and New York City Advisors, LLC
10.37 [22]	First Amendment to Ownership Limit Waiver Agreement, dated August 10, 2022, by and between New York City REIT, Inc. and New York City Advisors, LLC
10.38 [22]	First Amendment to Ownership Limit Waiver Agreement, dated August 10, 2022, by and between New York City REIT, Inc. and Bellevue Capital Partners, LLC
10.39 [22]	First Amendment to Waiver Agreement, dated August 10, 2022, by and among New York City REIT, Inc., Bellevue Capital Partners, LLC and New York City Advisors, LLC
10.40 [24]	Second Amendment to Waiver Agreement, dated January 23, 2023, by and among American Strategic Investment Co., Bellevue Capital Partners, LLC and New York City Advisors, LLC
10.41 [24]	Dealer Manager Agreement, dated January 23, 2023, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and B. Riley Securities, Inc.
10.42 [24]	Form of Rights Card
10.43 [24]	Form of Instructions as to Use of Rights Certificates
10.44 [24]	Form of Broker Letter to Clients who are Beneficial Holders
10.45 [24]	Form of Notice to Foreign Stockholders who are Record Holders
10.46 [24]	Form of Beneficial Owner Election Form
10.47*	Second Amendment to Second Amended and Restated Advisory Agreement, dated March 29, 2024, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.48*	Third Amendment to Property Management and Lease Agreement, dated March 29, 2024, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and New York City Advisors, LLC
14.1 [5]	Amended and Restated Code of Business Conduct and Ethics of New York City REIT, Inc.

Exhibit No.	Description
21.1 *	List of Subsidiaries of New York City REIT, Inc.
23.1 *	Consent of PricewaterhouseCoopers LLP
31.1 *	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 *	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32 +	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97 *	Compensation Clawback Policy
99.1 [17]	Certificate of Notice of New York City REIT, Inc. filed with the State Department of Assessments and Taxation of Maryland on February 26, 2021
101.INS *	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH *	XBRL Taxonomy Extension Schema Document.
101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB *	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document.
104 *	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

_____

*   Filed herewith.

\+   Furnished herewith

(1)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018.

(2)   Filed as an exhibit to the Company's Annual Report on Form 10-K filed with the SEC on March 15, 2019.

(3)   Filed as an exhibit to our Form 8-K filed with the SEC on May 19, 2020.

(4)   Filed as an exhibit to our Form 8-K filed with the SEC on August 5, 2020.

(5)   Filed as an exhibit to our Form 8-K filed with the SEC on August 18, 2020.

(6)   Filed as an exhibit to the Company's Form 8-K filed with the SEC on November 19, 2018.

(7)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2014.

(8)   Filed as an exhibit to the Company's Tender Offer Statement on Schedule TO filed with the SEC on June 15, 2018.

(9)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017.

(10)   Filed as an exhibit to the Company's Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-11 filed with the SEC on January 7, 2015.

(11)   Filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2015.

(12)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2015.

(13)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016.

(14)   Filed as an exhibit to the Company's Form 8-K filed with the SEC on March 10, 2017.

(15)   Filed as an exhibit to our Form 8-K filed with the SEC on October 1, 2020.

(16)   Filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2019.

(17)   Filed as an exhibit to our Form 8-K filed with the SEC on February 26, 2021.

(18)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021.

(19)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021.

(20)   Filed as an exhibit to our Form 8-K filed with the SEC on February 4, 2022.

(21)   Filed as an exhibit to our Form 8-K filed with the SEC on March 4, 2022.

(22)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2022.

(23)   Filed as an exhibit to our Form 8-K filed with the SEC on January 12, 2023.

(24)   Filed as an exhibit to our Form 8-K filed with the SEC on January 24, 2023.

(25)   Filed as an exhibit to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2022.

(26)   Filed as an exhibit to our Form 8-K filed with the SEC on July 19, 2022.

Item 16. Form 10-K Summary.

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 1st day of April, 2024.


AMERICAN STRATEGIC INVESTMENT CO.

By: /s/ MICHAEL ANDERSON

MICHAEL ANDERSON

CHIEF EXECUTIVE OFFICER


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Michael Anderson Michael Anderson	Chief Executive Officer (Principal Executive Officer)	April 1, 2024
/s/ Joseph Marnikovic Joseph Marnikovic	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 1, 2024
/s/ Edward M. Weil Jr. Edward M. Weil Jr.	Director and Chairman	April 1, 2024
/s/ Louis P. DiPalma Louis P. DiPalma	Independent Director and Audit Committee Chair	April 1, 2024
/s/ Elizabeth K. Tuppeny Elizabeth K. Tuppeny	Lead Independent Director and Nominating and Corporate Governance Committee Chair	April 1, 2024
/s/ Nicholas Radesca Nicholas Radesca	Independent Director and Compensation Committee Chair	April 1, 2024

AMERICAN STRATEGIC INVESTMENT CO.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	F-2
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-4
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2023, 2022 and 2021	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2023, 2022 and 2021	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-7
Notes to Consolidated Financial Statements	F-9
Financial Statement Schedule:	
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2023	F-49

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of American Strategic Investment Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of American Strategic Investment Co. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm

Impairment Assessment of Real Estate Investments, including Acquired Intangible Assets and Below-Market Lease Liabilities

As described in Notes 2 and 3 to the consolidated financial statements, as of December 31, 2023, the consolidated real estate investments balance, net of accumulated depreciation and amortization, was $580.2 million, a portion of which related to acquired intangible assets, and the consolidated below-market lease liabilities, net, balance was $2.0 million. During 2023, management recorded (i) $0.5 million of additional impairment charges associated with a property sold in 2023 and (ii) an impairment charge of $66.0 million to reduce a property to its fair market value as a result of a shortened holding period for recoverability purposes. Management periodically assesses whether there are any indicators that the value of the real estate investments and acquired intangible assets may be impaired or that their carrying value may not be recoverable. The indicators include but are not limited to (i)sustained net operating losses, (ii) significant change in occupancy, (iii) significant decline in rent collection, (iv) economic changes, (v) likely sale or otherwise disposition of the property before its previously estimated useful life. To determine whether an asset is impaired, the carrying value of the property's asset group is compared to the estimated future undiscounted cash flow that management expects the property's asset group will generate over its expected holding period, including any estimated proceeds from the eventual sale of the property's asset group. The estimated future undiscounted cash flow considers factors such as (i) expected future operating income, (ii) market and other applicable trends and (iii) residual value, as well as the effects of leasing demand, competition and other factors over the expected holding period. Management estimates the expected future operating income using in-place contractual rent and market rents. Management estimates the lease up period, market rents, and residual values using market information from outside sources such as third-party market research, external appraisals, broker quotes, or recent comparable sales. For residual values, management applies a selected market capitalization rate based on current market data. If an impairment exists, due to the inability to recover the carrying value of a property, management will recognize an impairment loss in the consolidated statement of operations and comprehensive (loss) to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held for sale or used. For properties to be held and used, management estimates the fair value of the property's asset group by developing a discounted cash flow analysis, which considers factors such as lease up period, expected future operating income, market and other applicable trends, residual value, and discount rate. For properties held for sale, the impairment loss recorded would equal the adjustment to fair value less estimated costs to dispose of the asset.

The principal considerations for our determination that performing procedures relating to the impairment assessment of real estate investments, including acquired intangible assets, and below market lease liabilities is a critical audit matter are (i) the significant judgment by management to identify indicators that the carrying amounts may not be recoverable, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's evaluation of impairment indicators, (ii) the significant judgment by management when determining the undiscounted cash flows of a property's asset group over the expected holding period, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions relating to the market rents, the market capitalization rates used in determining residual values, and the lease up period (iii) the significant judgment by management when developing the fair value of a property's asset group, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the market rents, the market capitalization rates used in determining residual values, the lease up period, and the discount rate, and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating management's assessment of the impairment indicators, (ii) testing management's process for determining the estimated future undiscounted cash flows and for developing the fair value used in the impairment assessment of a property's asset group, (iii) evaluating the appropriateness of the undiscounted cash flow and discounted cash flow models, (iv) testing the completeness and accuracy of underlying data used in the models, and (v) evaluating the reasonableness of the significant assumptions relating to the market rents, the market capitalization rates used in determining residual values, and lease up period used in both the undiscounted and discounted cash flow models, as well as the discount rate used in the discounted cash flow model. For certain property asset groups, professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the management's significant assumptions relating to the market rents, the market capitalization rates used by management in determining residual values, the lease up period, and the discount rate.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 1, 2024

We have served as the Company's auditor since 2019.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		December 31,		
		2023		**2022**
ASSETS				
Real estate investments, at cost:				
Land	$	188,935	$	192,600
Buildings and improvements		479,265		576,686
Acquired intangible assets		56,929		71,848
Total real estate investments, at cost		725,129		841,134
Less accumulated depreciation and amortization		(144,956)		(167,978)
Total real estate investments, net		580,173		673,156
Cash and cash equivalents		5,292		9,215
Restricted cash		7,516		6,902
Operating lease right-of-use asset		54,737		54,954
Prepaid expenses and other assets		6,150		5,624
Derivative asset, at fair value		400		1,607
Straight-line rent receivable		30,752		29,116
Deferred leasing costs, net		9,152		9,881
Total assets	$	694,172	$	790,455
LIABILITIES AND EQUITY				
Mortgage notes payable, net	$	395,702	$	394,159
Accounts payable, accrued expenses and other liabilities (including amounts due to related parties of $20 and $118 at December 31, 2023 and 2022, respectively)		12,975		12,787
Operating lease liability		54,657		54,716
Below-market lease liabilities, net		2,061		3,006
Deferred revenue		3,983		4,211
Total liabilities		469,378		468,879
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued and outstanding at December 31, 2023 and 2022		—		—
Common stock, $0.01 par value, 300,000,000 shares authorized, 2,334,340 and 1,886,298 [1] shares issued and outstanding as of December 31, 2023 and 2022, respectively		23		19
Additional paid-in capital [1]		729,644		698,761
Accumulated other comprehensive income (loss)		406		1,637
Distributions in excess of accumulated earnings		(505,279)		(399,355)
Total stockholders' equity		224,794		301,062
Non-controlling interests		—		20,514
Total equity		224,794		321,576
Total liabilities and equity	$	694,172	$	790,455

_____

(1)   Retroactively adjusted for the effects of the Reverse Stock Split (see *Note 1 — Organization* for additional information).

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,		
	2023	2022	2021
Revenue from tenants	$ 62,710	$ 64,005	$ 70,219
Operating expenses:			
Asset and property management fees to related parties	7,680	7,082	7,554
Property operating	33,797	33,927	33,363
Impairment of real estate investments	66,565	—	1,452
Equity-based compensation	5,863	8,782	8,475
General and administrative	9,375	12,493	8,704
Depreciation and amortization	26,532	28,666	31,057
Total operating expenses	149,812	90,950	90,605
Operating loss	(87,102)	(26,945)	(20,386)
Other income (expenses):			
Interest expense	(18,858)	(18,924)	(19,090)
Other (expenses) income	36	(27)	47
Total other expenses	(18,822)	(18,951)	(19,043)
Net loss before income taxes	(105,924)	(45,896)	(39,429)
Income tax expense	—	—	(37)
Net loss and Net loss attributable to common shareholders	$ (105,924)	$ (45,896)	$ (39,466)
Other comprehensive loss:			
Change in unrealized gain/(loss) on derivative	(1,231)	3,190	1,851
Comprehensive loss	$ (107,155)	$ (42,706)	$ (37,615)
Weighted average common shares outstanding — Basic and Diluted [1]	2,226,721	1,729,264	1,622,896
Net loss per common share attributable to common stockholders — Basic and Diluted [1]	$ (47.57)	$ (26.59)	$ (24.42)

————

(1) Retroactively adjusted for the effects of the Reverse Stock Split (see *Note 1 — Organization* for additional information).

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

-

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in excess of accumulated earnings	Total Stockholders' Equity	Non-controlling Interests	Total Equity
	Number of Shares [1]	Par Value [1]						
Balance, December 31, 2020	1,600,336	$ 16	$ 686,828	$ (3,404)	$ (305,882)	$ 377,558	$ 4,009	$ 381,567
Proceeds from sale of common stock, net	58,331	1	4,251	—	—	4,252	—	4,252
Repurchase and cancellation of common stock	(3,279)	—	(183)	—	—	(183)	—	(183)
Redemption of fractional shares of common stock and restricted shares	(2)	—	—	—	—	—	—	—
Redemption of Class A Units	1,638	—	230	—	—	230	(230)	—
Equity-based compensation	2,693	—	108	—	—	108	8,368	8,476
Dividends declared, $3.20 per share [1]	—	—	—	—	(5,201)	(5,201)	—	(5,201)
Distributions paid to non-controlling interest holders	—	—	—	—	(160)	(160)	—	(160)
Net loss	—	—	—	—	(39,466)	(39,466)	—	(39,466)
Other comprehensive loss	—	—	—	1,851	—	1,851	—	1,851
Balance, December 31, 2021	1,659,717	17	691,234	(1,553)	(350,709)	338,989	12,147	351,136
Proceeds from sale of common stock to Bellevue (see *Note 9*)	79,114	1	1,979	—	—	1,980	—	1,980
Common stock issued to the Advisor in connection with management fees (see *Note 7*)	129,671	1	5,012	—	—	5,013	—	5,013
Equity-based compensation	16,541	—	415	—	—	415	8,367	8,782
Common stock issued to Directors in lieu of cash for board fees	1,255	—	121	—	—	121	—	121
Dividends declared on common stock, $1.60 per share [1]	—	—	—	—	(2,670)	(2,670)	—	(2,670)
Distributions paid to non-controlling interest holders	—	—	—	—	(80)	(80)	—	(80)
Net loss	—	—	—	—	(45,896)	(45,896)	—	(45,896)
Other comprehensive income	—	—	—	3,190	—	3,190	—	3,190
Balance, December 31, 2022	1,886,298	19	698,761	1,637	(399,355)	301,062	20,514	321,576
Common stock issued related to Rights Offering	386,100	4	4,055	—	—	4,059	—	4,059
Common stock issued to the Advisor in connection with management fees (see *Note 7*)	31,407	—	485	—	—	485	—	485
Redemption of fractional shares of common stock	(1,948)	—	(24)	—	—	(24)	—	(24)
Equity-based compensation	33,444	—	577	—	—	577	5,286	5,863
Common stock shares withheld upon vesting of restricted stock	(961)	—	(10)	—	—	(10)	—	(10)
Forfeiture of 2020 LTIP Units	—	—	25,800	—	—	25,800	(25,800)	—
Net loss	—	—	—	—	(105,924)	(105,924)	—	(105,924)
Other comprehensive loss	—	—	—	(1,231)	—	(1,231)	—	(1,231)
Balance, December 31, 2023	2,334,340	23	729,644	406	(505,279)	224,794	—	224,794

_____

(1) Retroactively adjusted for the effects of the Reverse Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,				
		2023		**2022**		**2021**
Cash flows from operating activities:						
Net loss	$	(105,924)	$	(45,896)	$	(39,466)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:						
Depreciation and amortization		26,532		28,666		31,057
Amortization of deferred financing costs		1,543		1,543		1,543
Accretion of below- and amortization of above-market lease liabilities and assets, net		(70)		(8)		(8,671)
Equity-based compensation		5,863		8,782		8,475
Management fees paid/reinvested in common stock by the Advisor		485		5,013		—
Common stock issued to directors in lieu of cash for board fees		—		62		—
Impairments of real estate investments		66,565		—		1,452
Tenant Improvement - Terminations		—		—		79
Changes in assets and liabilities:						
Straight-line rent receivable		(1,635)		(3,274)		(3,788)
Straight-line rent payable		109		110		109
Prepaid expenses, other assets and deferred costs		(1,516)		1,490		843
Accounts payable, accrued expenses and other liabilities		871		3,935		(111)
Deferred revenue		(228)		(909)		562
Net cash used in operating activities		(7,405)		(486)		(7,916)
Cash flows from investing activities:						
Capital expenditures		(4,059)		(5,555)		(3,375)
Proceeds from sale of real estate investments		4,130		—		—
Net cash provided by (used in) investing activities		71		(5,555)		(3,375)
Cash flows from financing activities:						
Payment of mortgage note payable		—		(5,500)		—
Proceeds from issuance of common stock to affiliates of the Advisor, net (see Note 9)		—		1,980		—
Proceeds from issuance of common stock, net		—		—		5,269
Proceeds from Rights Offering, net (see Note 7)		4,059		—		—
Dividends paid on common stock		—		(2,670)		(5,201)
Redemption of fractional shares of common stock and restricted shares		(24)		—		—
Distributions to non-controlling interest holders		—		(80)		(160)
Common stock shares withheld upon vesting of restricted shares		(10)		—		—
Repurchases of common stock		—		—		(183)
Net cash provided by (used in) financing activities		4,025		(6,270)		(275)
Net change in cash, cash equivalents and restricted cash		(3,309)		(12,311)		(11,566)
Cash, cash equivalents and restricted cash, beginning of period		16,117		28,428		39,994
Cash, cash equivalents and restricted cash, end of period	$	12,808	$	16,117	$	28,428
Cash and cash equivalents	$	5,292	$	9,215	$	11,674
Restricted cash		7,516		6,902		16,754
Cash, cash equivalents and restricted cash, end of period	$	12,808	$	16,117	$	28,428
Supplemental Disclosures:						
Cash paid for interest	$	17,277	$	17,396	$	17,552
Non-Cash Investing and Financing Activities:						
Common stock issued to directors in lieu of cash for board fees	$	—	$	121	$	—
Common stock issued to the Advisor in connection with management fees (see Note 7)		485		5,013		—
Accrued capital expenditures		(683)		780		1,326
Prepaid common stock issuance costs related to 2021 common stock issuances		—		—		1,017

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Note 1 — Organization

American Strategic Investment Co. (formerly known as New York City REIT, Inc.) (including, New York City Operating Partnership L.P., (the "OP") and its subsidiaries, the "Company") is an externally managed company that owns a portfolio of high-quality commercial real estate located within the five boroughs of New York City, primarily Manhattan. The Company's real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities. At the Company's 1140 Avenue of the Americas property, during the third quarter of 2021, the Company also began operating Innovate NYC, a co-working company that is specific to this property only, that offers move-in ready private offices, virtual offices, and meeting space on bespoke terms to clients. In November of 2023 Innovate NYC terminated its agreement with the Company. However, in December of 2023, subsequent to Innovate NYC's termination, the Company released its space in its entirety to a new tenant and will be recording rental income on that space per the terms of the lease. As of December 31, 2023, the Company owned seven properties consisting of 1.2 million rentable square feet.

On December 30, 2022, the Company announced that it was changing its business strategy by expanding the scope of the assets and businesses we may own and operate. The Company may now seek to acquire assets such as hotels, expand our co-working office space business and seek to invest in and operate businesses such as hotel or parking lot management companies. By investing in other asset types, the Company may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a real estate investment trust for United States ("U.S.") federal income tax purposes ("REIT"). Excluding hotels, these additional assets do not generate REIT-qualifying income and are operating businesses. As a result, on January 9, 2023, the Company's board of directors authorized revocation of our REIT election which became effective as of January 1, 2023. Historically, the Company filed an election to be taxed as a REIT commencing with its taxable year ended December 31, 2014, which remained in effect with respect to each taxable year ended on or before December 31, 2022.

As a consequence of the Company's decision to revoke our election to be taxed as a REIT, the ownership limitations set forth in Section 5.7 of its charter, including, without limitation, the "Aggregate Share Ownership Limit," as defined therein, no longer apply. The Company filed with the State Department of Assessments and Taxation of Maryland a Certificate of Notice reflecting the board's determination that it is no longer in its best interest to continue to qualify as a REIT and that therefore the Aggregate Share Ownership Limit will no longer be in effect.

On January 11, 2023 the Company effected a 1-for-8 reverse stock split that was previously approved by the Company's board of directors, resulting in each outstanding share of Class A common stock being converted into 0.125 shares of common stock, with no fractional shares being issued (the "Reverse Stock Split"). All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the Reverse Stock Split.

Also, effective January 19, 2023, the Company amended its charter to change its name to "American Strategic Investment Co." from "New York City REIT, Inc." Trading of the Company's Common Stock on the New York Stock Exchange under the new name began on January 20, 2023 under the existing trading symbol "NYC." Shares of the Company's Class A common stock were first listed on the New York Stock Exchange ("NYSE") on August 18, 2020. Also, on February 22, 2023, the Company completed a non-transferable rights offering raising gross proceeds of $5.0 million (the "Rights Offering"). As a result, the Company issued 386,100 shares of its Class A common stock subscribed for in the Rights Offering on February 27, 2023.

Substantially all of the Company's business is conducted through the OP and its wholly-owned subsidiaries. The Company's advisor, New York City Advisors, LLC (the "Advisor"), manages the Company's day-to-day business with the assistance of the Company's property manager, New York City Properties, LLC (the "Property Manager"). The Advisor and Property Manager are under common control with AR Global Investments, LLC ("AR Global") and these related parties receive compensation and fees for providing services to the Company. The Company also reimburses these entities for certain expenses they incur in providing these services.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity ("VIE") for which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the OP. The Company has determined the OP is a VIE of which the Company is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, and fair value measurements, as applicable.

Out-of-Period Adjustments

During the quarter ended December 31, 2022, the Company identified an out of period adjustment of $0.4 million for accelerated amortization of intangibles associated with a lease modification in the second quarter that shortened the remaining term of the lease. This resulted in an understatement of intangible amortization of $0.2 million in each of the second quarter and third quarter. The Company concluded that the errors noted were not material to the applicable quarterly periods impacted or any historical periods presented and, accordingly, the Company adjusted the amounts on a cumulative basis in the fourth quarter of 2022 and recorded $0.4 million of additional amortization.

Non-controlling Interests

The non-controlling interests represent the portion of the equity in the OP that is not owned by the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and presented as net loss attributable to non-controlling interests on the consolidated statements of operations and comprehensive loss. Non-controlling interests are allocated a share of net loss based on their share of equity ownership. Prior to the Listing, the Advisor held 37 units of limited partnership designated as "Class A Units" ("Class A Units"), after giving effect to the Reverse Stock Split, which represented a nominal percentage of the aggregate OP ownership. These Class A Units were redeemed for an equal number of shares of Class A common stock on the Listing Date. Also, during the second quarter of 2021, the remaining 13,100 Class A Units held by a third party were redeemed for an equal number of Class A Common Stock. There were no Class A units outstanding as of December 31, 2023 and 2022.

In addition, under the multi-year outperformance agreement with the Advisor (the "2020 OPP"), the OP issued a class of units of limited partnership designated as LTIP Units ("LTIP Units") during 2020, which are also reflected as part of non-controlling interest as of December 31, 2023 and 2022. See *Note 7 — Stockholders' Equity* and *Note 11 - Equity-Based Compensation* for additional information.

Ongoing Impacts of the COVID-19 Pandemic

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. New York City, where all of the Company's properties are located, was among the hardest hit locations in the country and fully reopened from relevant restrictions and lockdowns on March 7, 2022. While the Company's properties remain accessible to all tenants and operating restrictions have now expired, some tenants have vacated, terminated or otherwise did not renew their lease. The Company has incurred increased unreimbursed property operating expenses because the Company's occupancy has not fully recovered to pre-pandemic levels, and these increased expenses have been compounded by inflation. The pace of recovery in the New York City office market from the COVID-19 pandemic continues to be challenging as leasing and occupancy trends for the broader market have slowed, leading political, community and business leaders to propose repositioning plans for many New York City office assets that are experiencing high vacancy rates. There can be no assurance that the Company will be able to lease all or any portion of the currently vacant space at any property on acceptable or favorable terms, or at all.

Table of Contents
AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Cash Collection

In prior periods, the COVID-19 pandemic caused certain of the Company's tenants to be unable to make rent payments to the Company timely, or at all. With the exception of one minor lease deferral during the third quarter of 2022, rent collections from the Company's tenants have generally been timely in the years ended December 31, 2023 and 2022 and no other deferral or abatement agreements were entered into. In the year ended December 31, 2021, the Company executed different types of lease amendments with tenants which included deferrals, abatements, extensions to the term of the leases, and in one instance, a reduction of the lease term.

Beginning in the third and fourth quarters of 2020, the operating results at (i) 9 Times Square, (ii) 1140 Avenue of Americas, (iii) Laurel/Riverside and (iv) 8713 Fifth Avenue properties caused cash trap events under their non-recource mortgages, which are not considered events of default. When a cash trap is active, operating cash flow from the property after debt service is held in restricted cash as additional collateral for the loan, and the Company is unable to access those funds for other purposes. The Company remains in breach of the 1140 Avenue of the Americas and 8713 Fifth Avenue loans as of December 31, 2023. See Note 4 — *Mortgage Notes Payable, Net* for further details regarding the status of the debt covenants under the above mentioned mortgages as of December 31, 2023.

Accounting Policy

For accounting purposes, in accordance with ASC 842: Leases, normally a company would be required to assess a lease modification to determine if the lease modification should be treated as a separate lease and if not, modification accounting would be applied which would require a company to reassess the classification of the lease (including leases for which the prior classification under ASC 840 was retained as part of the election to apply the package of practical expedients allowed upon the adoption of ASC 842, which does not apply to leases subsequently modified). However, in light of the COVID-19 pandemic in which many leases are being modified, the FASB and SEC have provided relief that allows companies to make a policy election as to whether they treat COVID-19 related lease amendments as a provision included in the pre-concession arrangement, and therefore, not a lease modification, or to treat the lease amendment as a modification. In order to be considered COVID-19 related, cash flows must be substantially the same or less than those prior to the concession. For COVID-19 relief qualified changes, there are two methods to potentially account for such rent deferrals or abatements under the relief, (1) as if the changes were originally contemplated in the lease contract or (2) as if the deferred payments are variable lease payments contained in the lease contract. For all other lease changes that did not qualify for FASB relief, the Company would be required to apply modification accounting including assessing classification under ASC 842.

Some, but not all of the Company's lease modifications qualify for the FASB relief. In accordance with the relief provisions, instead of treating these qualifying leases as modifications, the Company has elected to treat the modifications as if previously contained in the lease and recast rents receivable prospectively (if necessary). Under that accounting, for modifications that were deferrals only, there would be no impact on overall rental revenue and for any abatement amounts that reduced total rent to be received, the impact would be recognized ratably over the remaining life of the lease.

For leases not qualifying for this relief, the Company applied modification accounting and determined that there were no changes in the current classification of its leases impacted by negotiations with its tenants.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Revenue Recognition

The Company's revenues, which are derived primarily from lease contracts, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. As of December 31, 2023, these leases had a weighted-average remaining lease term of 6.5 years. Because many of the Company's leases provide for rental increases at specified intervals, straight-line basis accounting requires that the Company record a receivable for, and include in revenue from tenants, unbilled rent receivables that the Company will receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When the Company acquires a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease modification is executed. The Company defers the revenue related to lease payments received from tenants in advance of their due dates. Pursuant to certain of the Company's lease agreements, tenants are required to reimburse the Company for certain property operating expenses (recorded in total revenue from tenants), in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. To the extent such costs exceed the applicable tenant's base year, many but not all of the Company's leases require the tenant to pay its allocable share of increases in operating expenses, which may include common area maintenance costs, real estate taxes and insurance. Under ASC 842, the Company has elected to report combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant, under both ASC 842 and 840, the Company has reflected them on a net basis.

The following table presents future base rent payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected form certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes, among other items.

(In thousands)	**Future Base Rent Payments**
2024	$ 56,205
2025	49,064
2026	44,112
2027	40,733
2028	36,460
Thereafter	175,276
Total	$ 401,850

The Company owns certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant's sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor under the aforementioned leases, the Company defers the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. For the years ended December 31, 2023, 2022 and 2021, approximately $0.1 million, $0.5 million and $0.5 million, respectively, in contingent rental income is included in revenue from tenants in the consolidated statements of operations and comprehensive loss.

The Company continually reviews receivables related to rent and unbilled rents receivable and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under the leasing standard adopted on January 1, 2019, the Company is required to assess, based on credit risk, if it is probable that the Company will collect virtually all of the lease payments at the lease commencement date, and it must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. Partial reserves, or the ability to assume partial recovery are no longer permitted. If the Company determines that it is probable that it will collect virtually all of the lease payments (base rent and additional rent), the lease will continue to be accounted for on an accrual basis (i.e., straight-line). However, if the Company determines it is not probable that it will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and the straight-line rent receivable accrued will be written off, as well as any accounts receivable, where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in operating revenue from tenants, in accordance with current accounting rules, on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

In accordance with lease accounting rules the Company records uncollectable amounts as reductions in revenue from tenants. Some of these reductions may relate to tenants that terminated their leases early or relate to leases that had not been paying rent and were been placed on a cash basis in accordance with ASC 842. There were no such reductions recorded for the years ended 2023 or 2022. During the year ended December 31, 2022 there was only one tenant for which we recorded rent on a cash basis. The lease with this tenant was terminated as of September 30, 2022. During the years ended 2023 and 2021, no rental income was received from any of the tenants that were previously placed on a cash basis.

In October 2021, the Company signed a termination agreement with the parking garage tenants at its 400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard properties. As discussed above, new tenants have signed lease agreements with the Company for the spaces in July 2022. In addition, the Company recorded a termination fee for a tenant in its 9 Times Square property. These termination agreements required the tenants to pay termination fees aggregating $1.5 million to the Company, which was all received during the fourth quarter of 2021. The termination fees are recorded in revenue from tenants in the consolidated statements of operations and comprehensive loss.

In the third quarter of 2021, the Company launched Innovate NYC, a co-working company, at 1140 Avenue of the Americas. The Company recorded revenue of approximately $0.7 million, $0.8 million and $0.3 million from Innovate NYC during the years ended December 31, 2023, 2022 and 2021, respectively, which is considered non-lease income. In November of 2023 Innovate NYC terminated its agreement with the Company. In December of 2023, subsequent to Innovate NYC's termination, the Company released its space in its entirety to a new tenant and will be recording rental income on that space per the terms of the lease.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, the Company evaluates the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the *Purchase Price Allocation* section in this Note for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on the Company's operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations during the years ended December 31, 2023, 2022 or 2021. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. The Company evaluates probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. As of December 31, 2023 and 2022, the Company did not have any properties held for sale.

Purchase Price Allocation

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as if vacant basis. Intangible assets may include the value of in-place leases and above- and below- market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. There were no acquisitions during the years ended December 31, 2023, 2022 and 2021.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

For acquired properties with leases classified as operating leases, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of the Company's pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates and land values per square foot.

Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases as applicable. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 24 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationship, as applicable, is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

Accounting for Leases

Lessor Accounting

In accordance with the lease accounting standard, all leases as lessor prior to adoption were accounted for as operating leases. The Company evaluates new leases originated after the adoption date (by the Company or by a predecessor lessor/owner) pursuant to the new guidance where a lease for some or all of a building is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than major part of remaining economic useful life of the asset (e.g., equal to or greater than 75%), the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or the asset so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases are evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor. For the three year period ended December 31, 2023, the Company did not have any leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, the Company has elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating expenses) as a single lease component as an operating lease because (a) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (b) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Lessee Accounting

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease, may now be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 8 — Commitments and Contingencies*.

We are the lessee under a land lease which was previously classified as an operating lease prior to adoption of lease accounting and will continue to be classified as an operating lease under transition elections unless subsequently modified.These lease is reflected on the Company's consolidated balance sheets and the rent expense is reflected on a straight-line basis over the lease term.

Gain on Dispositions of Real Estate Investments

Gains on sales of rental real estate are not considered sales to customers and will generally be recognized pursuant to the provisions included in ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets*.

Impairment of Long Lived Assets

The Company periodically assesses whether there are any indicators that the value of a property may be impaired or that its carrying value may not be recoverable. The indicators include sustained net operating losses, a significant change in occupancy, a significant decline in rent collection, economic changes, or if a property will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. To determine whether an asset is impaired, the carrying value of the property's asset group is compared to the estimated future undiscounted cash flow that the Company expects the property's asset group will generate over its expected holding period, including any estimated proceeds from the eventual sale or other disposition of the property's asset group. The estimated future undiscounted cash flow considers factors such as (i) expected future operating income, (ii) market and other applicable trends, (iii) residual value, as well as the effects of leasing demand, competition and other factors. The Company estimates the expected future operating income using in-place contractual rent and market rents. The Company estimates the lease-up period, market rents and residual values using market information from outside sources such as third-party market research, external appraisals, broker quotes, or recent comparable sales. For residual values, management applies a selected market capitalization rate based on current market data.

If an impairment exists, due to the inability to recover the carrying value of a property, the Company would recognize an impairment loss in the consolidated statement of operations and comprehensive (loss) to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss recorded would equal the adjustment to fair value less estimated cost to dispose of the asset.

Reportable Segment

The Company has determined that it has one reportable segment, income-producing properties, which consists of activities related to investing in real estate.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five to seven years for fixtures and improvements, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

The value of customer relationship intangibles, if any, is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Assumed mortgage premiums or discounts, if applicable, are amortized as a reduction or increase to interest expense over the remaining term of the respective mortgages.

Above and Below-Market Lease Amortization

The above-market lease assets are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the below-market lease liabilities are amortized as an increase to revenue from tenants over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below-market rent renewal does not renew, any remaining unamortized amount will be taken into income at that time.

The above-market ground lease liabilities are amortized as a reduction of property operating expense over the remaining terms of the respective leases. The below-market ground lease assets are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

During the year ended December 31, 2021, the Company accelerated amortization of the remaining unamortized balance of a below-market lease liabilities of approximately $7.9 million, the majority of which related to a terminated lease with a former parking garage tenant at our 200 Riverside Boulevard property.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Several of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any change in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the accompanying consolidated statements of operations and comprehensive loss. If the derivative is designated and qualifies for hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective with any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. After the adoption of ASU 2017-12, if the derivative qualified for hedge accounting, all the change in value is recorded in other comprehensive income.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit. At December 31, 2023 and 2022, the Company had cash and cash equivalents and restricted cash of $12.8 million and $16.1 million, of which $12.2 million and $15.5 million, respectively, were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result thereof.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Restricted Cash

Restricted cash primarily consists of ground rent, real estate taxes, structural, leasing commissions, free rent, insurance reserves and cash held in cash management accounts due to certain breaches of debt covenants (see *Note 4 — Mortgage Notes Payable, Net* for additional information).

Deferred Financing and Leasing Costs, net

Deferred leasing costs, net consist primarily of lease commissions and professional fees incurred, and are deferred and amortized to depreciation and amortization expense over the term of the related lease.

Deferred financing costs relating to the mortgage notes payable (see *Note 4 — Mortgage Notes Payable, Net*) are reflected net of the related financing on our balance sheet. Deferred financing costs associated with the mortgage notes payable represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized as additional interest expense over the term of the financing agreement. Unamortized deferred financing costs are expensed when the associated debt is refinanced or paid down before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Equity-Based Compensation

The Company has a stock-based plan under which its directors, officers and other employees of the Advisor or its affiliates who are involved in providing services to the Company are eligible to receive awards. Awards granted thereunder are accounted for under the guidance for share based payments. The cost of services received in exchange for these stock awards is measured at the grant date fair value of the award and the expense for such an award is included in equity-based compensation and is recognized in accordance with the service period (i.e., vesting) required or when the requirements for exercise of the award have been met.

Effective at the Listing, the Company entered into the 2020 OPP (as defined herein) under which the LTIP Units (as defined herein) were issued to the Advisor which has since ended on August 18, 2023 at the end of the performance period. These awards were market-based awards with a related required service period. In accordance with ASC 718, the LTIP Units were valued at their measurement date and that value was reflected as a charge to earnings evenly over the service period. Following the end of the performance period under the 2020 OPP on August 18, 2023, the compensation committee of the board of directors of the Company determined that none of the 501,605 of the LTIP Units subject to the 2020 OPP had been earned, and these LTIP Units were thus automatically forfeited. On that date, the Company reclassified $25.8 million of amounts reflected in non-controlling interest for these LTIP Units to additional paid in capital on its consolidated balance sheet and consolidated statement of changes in equity. The expense for these non-employee awards is included in the equity-based compensation line item of the consolidated statements of operations. See *Note 7* - Stockholders' Equity and *Note 11* - Equity-Based Compensation for additional information.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") commencing with its taxable year ended December 31, 2014 through its taxable year ended on December 31, 2022, as a result of the board authorized revocation of our REIT election which became effective as of January 1, 2023. The Company believes that, commencing with its taxable year ended on December 31, 2014, it had been organized and operated in a manner so that it qualified as a REIT. To qualify as a REIT during that period, the Company was required to distribute annually at least 90% of the Company's REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains, and comply with a number of other organizational and operational requirements. As a REIT, the Company generally was not subject to U.S. federal corporate income tax on the portion of its REIT taxable income that it distributed to its stockholders. Even while the Company qualified as a REIT, it was subject to certain state and local taxes on its income and properties, as well as U.S. federal income and excise taxes on its undistributed income.

The amount of dividends payable to the Company's stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, and annual distribution requirements needed to qualify the Company's status as a REIT under the Code, during the periods that it elected to be taxed as a REIT.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

A "taxable REIT subsidiary" ("TRS") is subject to U.S. federal, state and local income taxes. For deferred items at the TRS and for the Company at December 31, 2022 as a result of its election to revoke its REIT election effective, as of January 1, 2023, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company determines that it would not be able to realize the deferred income tax assets in the future in excess of the net recorded amount, the Company establishes a valuation allowance which offsets the previously recognized net deferred income tax asset. Deferred income taxes result from temporary differences between the carrying amounts of the TRS's assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss carryforwards tax effected for expected tax rates upon reversal.

For addition details related to the Company's income taxes, see *Note 12 — Income Taxes*.

Per Share Data

Basic net loss per share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net loss per share of common stock considers the effect of potentially dilutive instruments outstanding during such period. See *Note 13 — Net Loss Per Share* for additional information.

Recently Issued Accounting Pronouncements

Adopted as of January 1, 2021

In August 2020, the FASB issued ASU 2020-06, *Debt - Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity's Own Equity (Topic 815)*. The new standard reduces the number of accounting models for convertible debt instruments and convertible preferred stock, and amends the guidance for the derivatives scope exception for contracts in an entity's own equity. The standard also amends and makes targeted improvements to the related earnings per share guidance. The Company adopted the new guidance on January 1, 2021 and determined it did not have a material impact on its consolidated financial statements.

Adopted as of December 31, 2022

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848)*. Topic 848 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in Topic 848 is optional and may be elected over the period March 12, 2020 through June 30, 2022 as reference rate reform activities occur. During the year ended December 31, 2020, the Company elected to apply the hedge accounting expedients related to (i) the assertion that the Company's hedged forecasted transactions remain probable and (ii) the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of the Company's derivatives, which will be consistent with our past presentation. The Company will continue to evaluate the impact of the guidance and may apply other elections, as applicable, as additional changes in the market occur.

Not yet Adopted as of December 31, 2023:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting — Improvements to Reportable Segment Disclosures(Topic 280). The new standard requires a public entity to disclose significant segment expense categories and amounts for each reportable segment. A significant expense is an expense that (i) is significant to the segment, (ii) regularly provided or easily computed from information regularly provided to management and (iii) included in the reported measure of profit or loss.

Note 3 — Real Estate Investments

There were no real estate assets acquired or liabilities assumed during the three year period ended December 31, 2023. During the year ended December 31, 2023, the Company disposed of its property located at 421 W. 54th Street - Hit Factory for a contract sales price of $4.5 million, which did not result in a gain or loss on sale as a result of impairment charges recorded during the year ended December 31, 2023 (details below). The property had been vacant since the quarter ended June 30, 2018.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Assets Held for Use

When circumstances indicate the carrying value of a property classified as held for use may not be recoverable, the Company reviews the property for impairment. For the Company, the most common triggering events are (i) concerns regarding the tenant (i.e., credit or expirations) or significant vacancy in the Company's multi-tenant properties and (ii) changes to the Company's expected holding period as a result of business decisions or non-recourse debt maturities affecting the Company's intent or ability to hold the property. If a triggering event is identified, the Company considers the projected cash flows due to various performance indicators, and where appropriate, the Company evaluates the impact on its ability to recover the carrying value of the properties based on the expected cash flows on an undiscounted basis over its intended holding period. The Company makes certain assumptions in this approach including, among others, the market and economic conditions, expected cash flow projections, intended holding periods and assessments of terminal values. Where more than one possible scenario exists, the Company uses a probability weighted approach in estimating cash flows. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analysis may not be achieved, and actual losses for impairment may be realized in the future. If the undiscounted cash flows over the expected hold period are less than the carrying value, the Company reflects an impairment charge to write the asset down to its fair value.

Impairments and dispositions of real estate investments

The Company has recorded impairment charges on two of its properties in the year ended December 31, 2023 and one property in the year ended December 31, 2021. The Company did not recognize any impairment charges for the year ended December 31, 2022.

421 W. 54th Street - Hit Factory

The Company recorded impairment charges of $0.5 million and $1.5 million for its property located at 421 W. 54th Street - Hit Factory for the years ended December 31, 2023 and 2021, respectively. The impairment charge during the year ended December 31, 2023 was recorded because the carrying value of the property exceeded the net proceeds from the sale of the property, which occurred in the fourth quarter of 2023.

For the year ended December 31, 2021 the impairment charge was calculated based on the determination that the carrying value exceeded the Company's most recent estimate of fair market value of the property, which was based on the estimated selling price. The fair value measurement was determined by estimating discounted cash flows using significant unobservable inputs, which were the discount rate (range of 7% to 8%), terminal capitalization rate (range of 7% to 9%), and estimated market rents (range of $40.00 per square foot to $50.00 per square foot).

1140 Avenues of the Americas

The Company recorded an impairment charge of $66.1 million during the year ended December 31, 2023 for its 1140 Avenues of the Americas property. At December 31, 2023, the Company determined that it was more likely than not that the Company would be unable to extend or refinance the secured mortgage note encumbering the property and the property could be sold or otherwise disposed of before the end of its previously estimated useful life. Accordingly, for purposes of assessing recoverability, the Company considered the period through debt maturity in July 2026 to be the period which it had both intent and ability to hold the property. After estimating the projected future cash flows from the property through the term of the mortgage through debt maturity, the Company determined that the estimated future cash flows did not recover the carrying value of the property. Accordingly, the Company recorded an impairment charge using an internal discounted cash flow model to reduce the value of the property to its current fair value. The Company's significant assumptions utilized to determine the fair value of the property was a terminal capitalization rate of 6% and discount rate of 8%.

Significant Tenants

As of December 31, 2023 and 2022 there were no tenants whose annualized rental income on a straight-line basis, based on leases commenced, represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Intangible Assets and Liabilities

Acquired intangible assets and lease liabilities consisted of the following as of December 31, 2023 and 2022:

(In thousands)	December 31, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:						
In-place leases	$ 23,044	$ 15,935	$ 7,109	$ 35,236	$ 24,588	$ 10,648
Other intangibles	28,322	6,490	21,832	28,322	5,782	22,540
Above-market leases	5,563	4,279	1,284	8,290	6,141	2,149
Acquired intangible assets	$ 56,929	$ 26,704	$ 30,225	$ 71,848	$ 36,511	$ 35,337
Intangible liabilities:						
Below-market lease liabilities	$ 9,628	$ 7,567	$ 2,061	$ 10,718	$ 7,712	$ 3,006

The following table discloses the amounts recognized within the consolidated statements of operations and comprehensive loss related to amortization of in-place leases and other intangibles and amortization and accretion of above- and below-market lease assets and liabilities, net, for the periods presented:

(In thousands)	Year Ended December 31,		
	2023	2022	2021
In-place leases [1]	$ 3,333	$ 5,032	$ 6,684
Other intangibles	708	708	937
Total included in depreciation and amortization	$ 4,041	$ 5,740	$ 7,621
Above-market lease intangibles [2]	$ 825	$ 1,161	$ 1,062
Below-market lease liabilities [3]	(945)	(1,218)	(9,782)
Total included in revenue from tenants	$ (120)	$ (57)	$ (8,720)
Below-market ground lease, included in property operating expenses	$ 49	$ 49	$ 49

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(1) The Company did not have any accelerated amortization of in-place lease intangible write-offs during the year ended December 31, 2023.. During the year ended December 31, 2022, in connection with a lease modification in the second quarter of 2022 that shortened the remaining term of the lease, the Company accelerated the amortization of approximately $0.3 million of in-place lease intangibles, which is included in depreciation and amortization expense in the consolidated statement of operations During the year ended December 31, 2021, in connection with leases that were terminated the Company accelerated the amortization of approximately $1.1 million of in-place lease intangibles, which is included in depreciation and amortization expense in the consolidated statement of operations.

(2) The Company did not have any accelerated the amortization of above-market leas intangible write-offs during the year ended December 31, 2023. In connection with a lease modification in the second quarter of 2022 that shortened the remaining term of the lease, the Company accelerated the amortization of approximately $0.1 million of above-market lease intangibles during the year ended December 31, 2022, which was included in the revenue from tenants in the consolidated statement of operations.

(3) In connection with the lease terminations in 2021, the Company accelerated the amortization of below-market lease intangibles $7.9 million which are included in revenue from tenants in the consolidated statement of operations for the year ended December 31, 2021. Additionally, in connection the lease terminations in 2020, the Company accelerated the amortization of approximately $1.9 million of below-market lease intangibles during the year ended December 31, 2020.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

The following table provides the projected amortization expenses and adjustments to revenue from tenants for the next five years as of December 31, 2023:

(In thousands)	2024	2025	2026	2027	2028
In-place leases	$ 2,259	$ 1,200	$ 632	$ 624	$ 584
Other intangibles	708	708	708	708	708
Total to be included in depreciation and amortization	$ 2,967	$ 1,908	$ 1,340	$ 1,332	$ 1,292
Above-market lease assets	$ 412	$ 123	$ 117	$ 117	$ 112
Below-market lease liabilities	(850)	(503)	(183)	(180)	(180)
Total to be included in revenue from tenants	$ (438)	$ (380)	$ (66)	$ (63)	$ (68)

Write-off of Deferred Leasing Commissions

In January 2021, the Company's former tenant, Knotel, filed for bankruptcy and all leases with the Company were terminated effective January 31, 2021. As a result of these terminations, the Company wrote-off $1.3 million of deferred leasing costs in the first quarter of 2021, which are included in depreciation and amortization expense in our consolidated statement of operations for the year ended December 31, 2021.

Write-off of Tenant Improvements

During the third quarter of 2021, a tenant in the health club business terminated a lease at the Company's 9 Times Square property. As a result, the Company determined that certain of the improvements no longer had any value in connection with any foreseeable replacement tenant and wrote off approximately $0.3 million, which is recorded in depreciation and amortization expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2021.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Note 4 — Mortgage Notes Payable, Net

The Company's mortgage notes payable as of December 31, 2023 and 2022 are as follows:

Portfolio	Encumbered Properties	Outstanding Loan Amount December 31, 2023	Outstanding Loan Amount December 31, 2022	Effective Interest Rate	Interest Rate		Maturity
		(In thousands)	*(In thousands)*				
9 Times Square [1]	1	$ 49,500	$ 49,500	3.72 %	Fixed	[2]	Apr. 2024
1140 Avenue of the Americas [3]	1	99,000	99,000	4.17 %	Fixed		Jul. 2026
123 William Street [4]	1	140,000	140,000	4.73 %	Fixed		Mar. 2027
400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard - ICON Garage	2	50,000	50,000	4.58 %	Fixed		May 2028
8713 Fifth Avenue [5]	1	10,000	10,000	5.04 %	Fixed		Nov. 2028
196 Orchard Street	1	51,000	51,000	3.90 %	Fixed		Aug. 2029
Mortgage notes payable, gross	7	399,500	399,500	4.35 %			
Less: deferred financing costs, net [6]		(3,798)	(5,341)				
Mortgage notes payable, net		$ 395,702	$ 394,159				

_____

(1) In the fourth quarter of 2022, the Company exited the cash trap which resulted from previous covenant breaches for this property. The cash was released from the cash management account and moved to cash and cash equivalents on the consolidated balance sheet. Also, the Company made a $5.5 million in principal payment in March 2022 pursuant to a waiver and amendment of the loan on the Company's 9 Times Square property. See the *"Debt Covenants"* section below for additional details.

(2) Fixed as a result of the Company having entered into a "pay-fixed" interest rate swap agreement, which is included in derivatives, at fair value on the consolidated balance sheet as of December 31, 2023 (see *Note 6 — Derivatives and Hedging Activities* for additional information).

(3) Due to covenant breaches resulting in cash trap for this property, all cash generated from operating this property is being held in a segregated account, and the Company will not have access to the excess cash flows until the covenant breaches are cleared. As of December 31, 2023, there was $2.5 million held in a cash management account which is part of the Company's restricted cash balance on its consolidated balance sheet.

(4) As of December 31, 2023, $1.1 million of the proceeds remained in escrow and in accordance with the conditions under the loan agreement and presented as part of restricted cash on the consolidated balance sheet. During the year ended December 31, 2023, the Company did not draw any funds for leasing activity, tenant improvements and leasing commissions related to this property. The remaining escrow amount will be released as used.

(5) Due to covenant breaches resulting in cash trap for this property, all cash generated from operating this property, if any, is required to be held segregated account, and the Company will not have access to the excess cash flows until the covenant breaches are cleared. As of December 31, 2023, no cash was trapped related to this property. The Company signed a lease with a new tenant at this property in November 2021, and the tenant began occupying a portion of the leased space in the quarter ended March 31, 2023 and is expected to occupy the remainder of the space in the second quarter of the year ending December 31, 2024, which will bring the occupancy to 100.0%.

(6) Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized to interest expense over the terms of the respective financing agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Collateral and Principal Payments

Real estate assets and intangible assets of $752.6 million, at cost (net of below-market lease liabilities), as of December 31, 2023, have been pledged as collateral to the Company's mortgage notes payable and are not available to satisfy the Company's other obligations unless first satisfying the mortgage note payable on the property. The Company is required to make payments of interest on its mortgage note payable on a monthly basis.

The following table summarizes the scheduled aggregate principal payments subsequent to December 31, 2023:

(In thousands)	Future Minimum Principal Payments
2024	$ 49,500
2025	—
2026	99,000
2027	140,000
2028	60,000
Thereafter	51,000
Total	$ 399,500

Debt Covenants

9 Times Square

The Company breached both a debt service coverage and a debt yield covenant under the non-recourse mortgage loan secured by 9 Times Square for each of the quarters in the year ended December 31, 2020, through December 31, 2021. The principal amount of the loan was $49.5 million as of December 31, 2023 (after partial pay-down in 2022 as described below). The breaches, through the fourth consecutive quarter (September 31, 2021), while not events of default, required the Company to enter into a cash management period requiring all rents and other revenue of the property, if any, to be held in a segregated account as additional collateral under the loan. Thereafter, the contract provided for specific financial remedies to be completed or the loan would be in default. As of December 31, 2021 there was $4.3 million cash trapped under the loan being held in the cash management account, which was classified in restricted cash on the Company's consolidated balance sheet as of December 31, 2021.

On March 2, 2022 the Company entered into a waiver and amendment to this mortgage loan, under which the lender agreed to waive any potential existing default that may have existed under the loan, subject to the Company paying $5.5 million of the principal amount under the loan. To fund the payment, which was made on March 3, 2022, the Company was permitted to use $5.5 million that was being held in a cash management account as of that date, $4.3 million of which was part of the Company's restricted cash balance on its consolidated balance sheet as of December 31, 2021.

Other significant changes from the waiver and amendment included: (1) revision of how the "debt service coverage ratio" is calculated by reducing the hypothetical interest rate used in this calculation to the actual interest rate on the loan; (2) a reduction the "debt yield" covenant to 7.5% from 8.0%; and (3) permitting the Company to include free rent periods (subject to maximum limits) in calculating compliance with the debt service and debt yield covenants. The waiver and amendment also replaces the LIBOR rate provisions with the Secured Overnight Financing Rate ("SOFR") effective with the second quarter of 2022 and amended the spreads to 1.60% from 1.50%, per annum. The previously existing "pay-fixed" interest swap that was designated as a cash flow hedge on the 9 Times Square mortgage was terminated in conjunction with the modification described above. A new swap was entered into for a notional value that aligns with the remaining principal balance owed on the mortgage using a new SOFR effective rate (see *Note 6 — Derivatives and Hedging Activities*).

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

With the waiver as of September 30, 2021, we were permitted to be in breach for up to four consecutive quarters without causing an event of default. While the Company also breached the debt service coverage and debt yield covenant as of December 31, 2021 and March 31, 2022, it was not in breach as of June 30, 2022, September 30, 2022 and December 31, 2022. As a result, upon reporting the third quarter results to the lender in November, the Company had two consecutive quarters that we were not be in breach and, at such time as the determination of the compliance with the debt service coverage and debt yield covenants is made, the Company exited the cash trap with the lenders approval. The cash that was previously held in restricted cash, totaled $3.4 million as of September 30, 2022. This cash, along with any additional cash trapped prior to transfer, was reclassified to cash and cash equivalents on our consolidated balance sheet during the fourth quarter of 2022. There is no cash remaining trapped as of December 31, 2023. The agreement governing this loan requires us to maintain $10.0 million in liquid assets, which includes cash and cash equivalents and restricted cash, which totaled $12.8 million as of December 31, 2023.

The 9 Times Square mortgage note matures in April 2024. Subsequent to December 31, 2023, the Company executed a non-binding term sheet from the Bank of Montreal to extend the mortgage five years with no principal amounts due until maturity, at an interest rate of 7.0% per annum. There can be no assurance that this executed non-binding term sheet will result in a definitive agreement on its contemplated terms, or at all. For additional details, please see *Note 14 — Subsequent Events*.

1140 Avenue of the Americas

The Company has breached both a debt service coverage provision and a reserve fund provision under its non-recourse mortgage secured by the 1140 Avenue of the Americas property in each of the last 14 quarters ended December 31, 2023. The principal amount of the loan was $99.0 million as of December 31, 2023. These breaches are not events of default, rather they require excess cash, if any, generated at the property (after paying operating costs, debt service and capital/tenant replacement reserves) to be held in a segregated account as additional collateral under the loan. The covenants for this loan may be cured if the Company satisfies the required debt service coverage ratio for two consecutive quarters, whereupon the additional collateral will be released. The Company can remain subject to this reserve requirement through maturity of the loan without further penalty or ramifications. As of December 31, 2023 and 2022, the Company has $2.5 million and $3.6 million, respectively, in cash that is retained by the lender and maintained in restricted cash on the Company's consolidated balance sheet as of those dates. We are presently evaluating our options to extend or refinance that loan.

Additionally, the Company may be unable to extend or refinance this mortgage note when it matures in July 2026, and as a result recorded an impairment charge of $66.1 million which represents the reduction of the estimated fair value of this asset arising from shortening our intended holding period of the property to the maturity of the mortgage. The Company determined that the property had a fair value of $69.6 million as of December 31, 2023. For additional information, please see *Note 3 — Real Estate Investments* and *Note 5 — Fair Value of Financial Instruments*.

400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard - Icon Garage

In the first, second and third quarters of 2021, the Company breached a debt service coverage covenant under the non-recourse mortgage loan secured by 400 E. 67th Street - Laurel Condominium/200 Riverside Boulevard - Icon Garage. The Company subsequently satisfied the debt service coverage covenant for each of the two consecutive quarters ended on December 31, 2021 and March 31, 2022, which ended the cash management period.

On October 26, 2021, the Company signed a termination agreement with the original tenants at this property, which required the tenants to pay a $1.4 million termination payment to the Company, which was received during the fourth quarter of 2021. The $1.4 million in cash received for the lease termination fee was deposited into a cash management account and was originally classified in restricted cash on the Company's consolidated balance sheet as of December 31, 2021. Upon satisfying the debt service coverage covenant for the quarter ended March 31, 2022, the $1.4 million, which was classified in restricted cash on the Company's consolidated balance sheet as of December 31, 2021, was reclassified to cash and cash equivalents on the Company's consolidated balance sheet for the quarter ended March 31, 2022.

The Company satisfied the debt service coverage for the subsequent quarters through the years ended December 31, 2023 and 2022.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

<u>8713 Fifth Avenue</u>

The Company breached a debt service coverage ratio covenant under the non-recourse mortgage secured by 8713 Fifth Avenue during the second, third and fourth quarters of 2021 and all four quarters of 2022 and 2023. The principal amount for the loan was $10.0 million as of December 31, 2023. The breach of this covenant did not result in an event of default but rather triggered an excess cash flow sweep period. The Company has the ability to avoid the excess cash flow sweep period by electing to fund a reserve in the amount of $125,000 of additional collateral in cash or as a letter of credit. As of the date of filing this Annual Report on Form 10-K, the Company had not yet determined whether it will do so. If the Company does not elect to continue to fund the $125,000 additional collateral in a subsequent quarter, then the excess flow sweep period would commence in such quarter and continue until the covenant breaches are cured in accordance with the terms of the loan agreement. Additionally, in the event that the debt service coverage ratio covenant remains in breach at or below the current level for two consecutive calendar quarters and the lender reasonably determines that such breach is due to the property not being prudently managed by the current manager, the lender has the right, but not the obligation, to require that the Company replace the current manager with a third party manager chosen by the Company. This property did not generate any excess during the year ended December 31, 2023 or 2022, respectively and thus no cash is trapped. The Company signed a lease with a new tenant at this property in November 2021, and the tenant began occupying a portion of the leased space in the quarter ended March 31, 2023 and is expected to occupy the remainder of the space in the second quarter of the year ending December 31, 2024, which will bring the occupancy to 100.0%.

<u>Other Debt Covenants</u>

The Company was in compliance with the remaining covenants under its other mortgage notes payable as of December 31, 2021, however, it continues to monitor compliance with those provisions. If the Company experiences additional lease terminations, due to tenant bankruptcies or otherwise, it is possible that certain of the covenants on other loans may be breached and the Company may also become restricted from accessing excess cash flows from those properties. Similar to the loans discussed above, the Company's other mortgages also contain cash management provisions that are not considered events of default, and as such, acceleration of principal would only occur upon an event of default.

LIBOR Transition

The Company had a mortgage loan agreement and a related derivative agreement for a "pay-fixed" interest swap that had terms that were previously based on LIBOR. However, in March of 2022, effective with the 9 Times Square loan modification and the termination and replacement of the "pay-fixed" swap, both the mortgage loan and agreement and the current "pay-fixed" interest swap are now based on SOFR. The Company has no remaining LIBOR based contracts as of December 31, 2023.

Note 5 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the instrument. This alternative approach also reflects the contractual terms of the instrument, as applicable, including the period to maturity, and may use observable market-based inputs, including interest rate curves and implied volatilities, and unobservable inputs, such as expected volatility. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity's own assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Financial Instruments Measured at Fair Value on a Recurring Basis

Derivative Instruments

The Company's derivative instruments are measured at fair value on a recurring basis. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with this derivative utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparty. However, as of December 31, 2022, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company's derivatives. As a result, the Company has determined that its derivatives valuation in its entirety is classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company's potential nonperformance risk and the performance risk of the counterparties.

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2023				
Interest Rate "Pay-fixed" Swap - asset	$ —	$ 400	$ —	$ 400
December 31, 2022				
Interest Rate "Pay-fixed" Swap - asset	$ —	$ 1,607	$ —	$ 1,607

Financial Instruments that are not Reported at Fair Value

The Company is required to disclose at least annually the fair value of financial instruments for which it is practicable to estimate the value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, prepaid expenses and other assets, accounts payable and distributions payable approximates their carrying value on the consolidated balance sheet due to their short-term nature. The fair value of the variable mortgage note payable is deemed to be equivalent to its carrying value because it bears interest at a variable rate that fluctuates with the market and there has been no significant change in the credit risk or credit markets since origination.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

The fair values of the Company's financial instruments that are not reported at fair value on the consolidated balance sheet are reported below:

(In thousands)	Level	December 31, 2023 Gross Principal Balance	Fair Value	December 31, 2022 Gross Principal Balance	Fair Value
Mortgage note payable — 9 Times Square	3	$ 49,500	$ 49,265	$ 49,500	$ 48,282
Mortgage note payable — 1140 Avenue of the Americas [1]	3	99,000	69,619	99,000	89,015
Mortgage note payable — 123 William Street	3	140,000	130,463	140,000	126,814
Mortgage note payable — 400 E. 67th Street - Laurel Condominium / 200 Riverside Boulevard - ICON Garage	3	50,000	45,442	50,000	44,023
Mortgage note payable — 8713 Fifth Avenue	3	10,000	9,193	10,000	8,933
Mortgage note payable — 196 Orchard Street	3	51,000	44,857	51,000	42,349
Total		$ 399,500	$ 348,839	$ 399,500	$ 359,416

_____

(1) The Company recorded an impairment charge of $66.1 million during the year ended December 31, 2023 for its 1140 Avenues of the Americas property. As a result, the Company adjusted the fair value of the property's mortgage to the current carrying value of the property as of December 31, 2023. For additional information please see *Note 3 — Real Estate Investments.*

Note 6 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company currently uses derivative financial instruments, including an interest rate swap, and may in the future use others, including options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company endeavors to only enter into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Balance Sheet as of December 31, 2023 and 2022.

Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2023	December 31, 2022
		(in thousands)	*(in thousands)*
Interest Rate "Pay-fixed" Swap	Derivative asset (liability), at fair value	$ 400	$ 1,607

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2023, 2022 and 2021, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. In connection with the modification and partial pay down of the Company's mortgage loan on its 9 Times Square property (see *Note 4 — Mortgage Notes Payable, Net*), the Company terminated its existing $55.0 million notional, LIBOR based "pay-fixed" interest rate swap and replaced it with a new $49.5 million notional, SOFR based "pay-fixed" interest rate swap. In connection with this termination/replacement of the swap derivatives, the Company reflected as a charge (associated with the reduced notional amount) of approximately $38,338 in Other Income (Expense) on the Company's Statement of Operations for the six month period ending June 30, 2022. At the time of the modification a net carrying amount reflecting the amount paid and the off market value rolled into the new swap and remained in Accumulated Other Comprehensive Income ("AOCI"). The amount will be amortized into interest expense over the term of the hedged item. There was $6,094 of unamortized balance left as of December 31, 2023.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next 12 months, the Company estimates that $0.4 million will be reclassified from other comprehensive income as a decrease to interest expense.

As of December 31, 2023 and 2022, the Company had the following derivatives that were designated as cash flow hedges of interest rate risk.

	December 31, 2023		December 31, 2022	
Interest Rate Derivative	**Number of Instruments**	**Notional Amount**	**Number of Instruments**	**Notional Amount**
		(In thousands)		*(In thousands)*
Interest Rate "Pay-fixed" Swap	1	$ 49,500	1	$ 49,500

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Amount of gain (loss) recognized in accumulated other comprehensive loss on interest rate derivatives	$ 272	$ 2,910	$ 698
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income as interest expense	$ 1,503	$ (241)	$ (153)
Total interest expense recorded in consolidated statements of operations and comprehensive loss	$ (18,858)	$ (18,924)	$ (19,090)

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2023, 2022 and 2021. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the consolidated balance sheets.

| | | | | | Gross Amounts Not Offset on the Balance Sheet | | |
(In thousands)	Gross Amounts of Recognized Assets	Gross Amounts of Recognized (Liabilities)	Gross Amounts Offset on the Balance Sheet	Net Amounts of Assets (Liabilities) Presented on the Balance Sheet	Financial Instruments	Cash Collateral Received (Posted)	Net Amount
December 31, 2023	$ 400	$ —	$ —	$ 400	$ —	$ —	$ 400
December 31, 2022	$ 1,607	$ —	$ —	$ 1,607	$ —	$ —	1,607

Credit-risk-related Contingent Features

The Company has agreements with its derivative counterparty that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2023 and 2022, the Company's did not have any derivatives with a fair value in a net liability position including accrued interest but excluding any adjustment for nonperformance risk. As of December 31, 2021, the fair value of derivatives in a net liability position including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $1.7 million.

As of December 31, 2023 and 2022, the Company did not post any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions as of December 31, 2021, it could have been required to settle its obligations under the agreements at their aggregate termination value of $1.7 million.

Note 7 — Stockholders' Equity

As of December 31, 2023 and 2022, the Company had approximately 2.3 million and 1.9 million shares of common stock outstanding, respectively, including unvested restricted shares, after giving effect to the Reverse Stock Split (see *Note 1 — Organization* for additional details). As of December 31, 2023, all of the Company's shares of common stock outstanding was Class A common stock, including unvested restricted shares.

Rights Offering

In February 2023, the Company raised gross proceeds of $5.0 million ($4.1 million of net proceeds) from its Rights Offering, which entitled holders of rights to purchase 0.20130805 of a share of its Class A common stock for every right held at a subscription price of $12.95 per whole share. As a result, the Company issued 386,100 shares of its Class A common stock subscribed for in the Rights Offering on February 27, 2023. In connection with the Rights Offering, Bellevue and its affiliates acquired approximately 367,956 shares. As of December 31, 2023 Bellevue owned approximately 1,059,546 shares of the Company's Class A common stock (see *Note 9 — Related Party Transactions and Arrangements)*.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Class A Common Stock Issued to the Advisor - Side Letter and In Lieu of Cash for the Management Fee

During the year ended December 31, 2022, in accordance with the Side Letter (as defined in *Note 9 — Related Party Transactions and Arrangements)*, the Advisor reinvested base management fees, aggregating approximately $3.0 million, in shares of the Company's Class A common stock respectively. The number of shares purchased was based on a 10-day trading average price subject to a "Minimum Price" as defined in Section 312.04(h) of the New York Stock Exchange Listed Company Manual (the "Listed Company Manual") computed upon executing the Side Letter to be $84.40 per share (adjusted for the Reverse Stock Split). Upon the expiration of the Side Letter in July of 2022, the Company subsequently entered into a management agreement, in which the Advisor can elect to receive shares of Class A common stock in lieu of cash in respect to its management fee at the Company's discretion using a 10-day average price (adjusted for the Reverse Stock Split) that was required to be greater than the minimum price under NYSE rules.

. The following table shows the shares issued in relation to the Side Letter and management agreement for the years ended December 31, 2023 and 2022:

Period of Issuance	Recipient	Agreement	Shares Issued [1]	Issued Share Price [1]
February 2022	The Advisor	Side Letter	5,672	$ 88.16
March 2022	The Advisor	Side Letter	5,439	$ 91.94
April 2022	The Advisor	Side Letter	4,848	$ 103.13
May 2022	The Advisor	Side Letter	5,031	$ 99.39
June 2022	The Advisor	Side Letter	5,924	$ 84.40
July 2022	The Advisor	Side Letter	5,924	$ 84.40
August 2022	The Advisor	Management Agreement	15,586	$ 32.08
September 2022	The Advisor	Management Agreement	18,899	$ 26.24
October 2022	The Advisor	Management Agreement	18,285	$ 27.36
November 2022	The Advisor	Management Agreement	19,320	$ 25.92
December 2022	The Advisor	Management Agreement	24,744	$ 20.24
January 2023	The Advisor	Management Agreement	31,407	$ 15.92

_____

(1)   Retroactively adjusted for the effects of the Reverse Stock Split (see *Note 1* for additional information).

Subsequent to December 31, 2023, the Company paid the Advisor in cash for January 2024 and February 2024 base asset management fees. However, on March 1, 2024, the Company issued 70,607 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to the base asset management fee paid to the Advisor for services rendered in March. These shares were issued using the 10-day average price of $7.08, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement. The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. For additional information *Note 14 — Subsequent Events* to the Company's 2023 Financial Statements.

Additionally, on April 1, 2024, the Company issued 91,165 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to the March property management fees and February general and administrative expense reimbursements. These shares were issued using the 10-day average price of $6.64, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement and the Third Amendment to the Property Management and Leasing Agreement (details below). The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. For additional information *Note 14 — Subsequent Events* to the Company's 2023 Financial Statements.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

For accounting purposes, the shares of the Company's Class A common stock issued in accordance with the Side Letter and the shares issued in lieu of cash for the management fee to the Advisor, as elected by the Advisor, are treated as issued using the closing price on date of issue and the related expense for the year are reflected as $0.5 million for the year ended December 31, 2023 as part of general and administrative expenses on the consolidated statement of operations.

Class A Common Stock Issued to the Company's Independent Board of Directors

During the three months ended March 31, 2022, the Company's independent board of directors made an election to receive stock in lieu of cash for board services rendered during the fourth quarter 2021 and accordingly, the expense was recorded in the fourth quarter of 2021. Also, during the three months ended June 30, 2022, the Company's independent board of directors made an election to receive stock in lieu of cash for board services rendered during the first quarter of 2022, and accordingly, the expense was recorded in the first quarter of 2022. As a result of these elections, the Company issued:

- 649 shares of its Class A common stock (adjusted for the Reverse Stock Split) to the Company's independent board of directors in the first quarter of 2022 (for services rendered in the fourth quarter 2021), and

- 606 shares of its Class A common stock (adjusted for the Reverse Stock Split) to the Company's independent board of directors in the second quarter of 2022 (for services rendered in the first quarter of 2022).

The Company paid all directors fees in cash during the second quarter, third quarter and fourth quarter of 2022 as well as for the year ended December 31, 2023.

Equity Offerings

Class A Common Stock

On October 1, 2020, the Company entered into an Equity Distribution Agreement, under which the Company may, from time to time, offer, issue and sell to the public, through its sales agents, shares of Class A Common Stock having an aggregate offering price of up to $250.0 million in an "at the market" equity offering program (the "Common Stock ATM Program").

To potentially enhance the Company's cash resources to fund operating and capital needs, in August 2022, Bellevue Capital Partners, LLC, which is an entity that controls the Advisor ("Bellevue") expressed a desire to invest additional capital in the Company. Although no agreement exists, Company's board of directors authorized the issuance of up to 125,000 shares of the Company's Class A Common Stock (adjusted for the Reverse Stock Split) for these purposes. During the three months ended September 30, 2022, the Company sold 79,114 shares of Class A common stock (adjusted for the Reverse Stock Split) to Bellevue, for gross proceeds of $2.0 million, before nominal commissions paid that were purchased by Bellevue. These shares were issued to the Bellevue through these block trades executed under the Company's Common Stock ATM Program. Bellevue may, from time to time at its discretion, purchase additional shares of Class A common stock from the Company through additional block trades although there is no assurance as to the number of shares of the Company's Class A common stock, if any, that Bellevue may seek to purchase.

During the year ended December 31, 2021, the Company sold 58,331 shares of Class A common stock (adjusted for the Reverse Stock Split) through the Common Stock ATM Program, for gross proceeds of $5.3 million, before commissions paid of $53,000 and issuance costs of $0.8 million.

In total, the Company had incurred $1.0 million in costs related to the establishment of the Common Stock ATM Program which were initially recorded in prepaid expenses and other assets on the Company's consolidated balance sheet as of December 31, 2020. Upon receiving proceeds under the Common Stock ATM Program, in the second, third and fourth quarters of 2021, Company reclassified the entire $1.0 million prepaid balance to additional paid in capital in the Company's consolidated statement of changes equity as a reduction of the gross proceeds received under the Common Stock ATM Program.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Stockholder Rights Plan

In May 2020, the Company announced that its board of directors had approved a stockholder rights plan, but did not take actions to declare a dividend for the plan to become effective. In August 2020, in connection with the Listing and the related bifurcation of common stock into Class A and Class B common stock, the Company entered into an amended and restated rights agreement, which amended and restated the stockholders rights plan approved in May 2020 and declared a dividend payable in August 2020, of one Class A right for and on each share of Class A common stock and one Class B right for and on each share of Class B common stock, in each case, outstanding on the close of business on August 28, 2020 to the stockholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), of the Company at a price of $55.00 per one one-thousandth of a share of Series A Preferred Stock, represented by a right, subject to adjustment. On August 12, 2021 the expiration date of these rights was extended from August 16, 2021 to August 16, 2022. On August 9, 2022 the expiration date of these rights was extended again from August 16, 2022 to August 18, 2025.

Distribution Reinvestment Plan

Until August 28, 2020, the Company had a distribution reinvestment plan ("DRIP"), pursuant to which, stockholders may elect to reinvest distributions paid in cash in additional shares of common stock. The Company had the right to amend any aspect of the DRIP or terminate the DRIP with ten days' notice to participants.

An amendment and restatement of the DRIP (the "A&R DRIP") in connection with the Listing became effective on August 28, 2020. The A&R DRIP allows stockholders who have elected to participate to have dividends paid with respect to all or a portion of their shares of Class A common stock and Class B common stock reinvested in additional shares of Class A common stock. Shares received by participants in the A&R DRIP will represent shares that are, at the election of the Company, either (i) acquired directly from the Company, which would issue new shares, at a price based on the average of the high and low sales prices of Class A common stock on the NYSE on the date of reinvestment, or (ii) acquired through open market purchases by the plan administrator at a price based on the weighted-average of the actual prices paid for all of the shares of Class A common stock purchased by the plan administrator with proceeds from reinvested dividends to participants for the related quarter, less a per share processing fee.

Shares issued by the Company pursuant to the DRIP or the A&R DRIP were or are recorded within stockholders' equity in the consolidated balance sheets in the period dividends or other distributions are declared. During the year ended December 31, 2023, 2022 and 2021 any DRIP transactions were settled through open market transactions and no shares were issued by the Company.

Dividends

In connection with the Listing, the Company reinstated distributions to the Company's common stockholders in the amount of $3.20 per share ($0.80 per share, per quarter) (adjusted for the Reverse Stock Split) of common stock per year, payable to holders of record on a single quarterly record date.

- During the six months ended June 30, 2022 the Company paid dividends to common stockholders in the amount of $1.60 per share ($0.80 per share, per quarter) (adjusted for the Reverse Stock Split) of common stock per year, payable to holders of record on a single quarterly record date. On July 1, 2022, the Company announced that it suspended paying dividends and has not declared or paid dividends, beginning with the dividend that would have been payable for the quarter ended June 30, 2022.

- During the year ended December 31, 2021 the Company paid dividends to common stockholders in the amount of $3.20 per share ($0.80 per share, per quarter) (adjusted for the Reverse Stock Split).

Tax Characteristics of Distributions

For the years ended December 31, 2022 and 2021, from a U.S. federal income tax perspective, 100% of distributions, or $1.60 and $3.20 per share (adjusted for the Reverse Stock Split) , respectively, represented a return of capital and no part constituted a taxable dividend. The Company did not make any distributions in the year ended December 31, 2023.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Other Equity Activity

2023 Tender Offer by an Affiliate of the Advisor

On September 27, 2023, Bellevue announced a tender offer to purchase up to 350,000 shares of the Company's Class A common stock at a purchase price equal to $10.25 per share. The tender offer expired on October 26, 2023 and, 223,460 shares were tendered and accepted by Bellevue for a purchase price of approximately $2.3 million, less any fees, expenses, or taxes withheld. As of December 31, 2023 Bellevue owned approximately 1,059,546 shares of the Company's Class A common stock or approximately 45.4% of outstanding shares of the Company, which did not result in a change of control event. The tender offer announced by Bellevue had no impact on the Company's financial statements as no new shares were issued or cash received by the Company as a result.

2021 Tender Offer by the Company

On December 28, 2020, in response to an unsolicited offer to the Company's stockholders, the Company commenced a tender offer, (as amended, the "December Offer") to purchase up to 8,125 shares of Class B common stock (adjusted for the Reverse Stock Split) for cash at a purchase price equal to $56.00 per share (adjusted for the Reverse Stock Split). The Company made the December Offer in order to deter an unsolicited bidder and other potential future bidders that may try to exploit the illiquidity of the Company's s Class B common stock and acquire it from stockholders at prices substantially less than the price at which the Company's Class A common stock had been trading on the NYSE. The December Offer expired on January 27, 2021. In accordance with the terms of the December offer, the Company purchased 3,279 shares of Class B common stock (adjusted for the Reverse Stock Split) for a total cost of approximately $0.2 million, including fees and expenses relating to the tender offer, with cash on hand in February 2021.

Note 8 — Commitments and Contingencies

Lease Arrangement - Ground Lease

The Company entered into a ground lease agreement in 2016 related to the acquisition of 1140 Avenue of the Americas under a leasehold interest arrangement. The ground lease is considered an operating lease and is recorded in operating lease right-of-use asset and operating lease liability on the Company's consolidated balance sheet. The classification of this lease was grandfathered in adoption of ASU 842, whereby it will continue to be classified as operating leases unless modified.

In computing the lease liabilities, the Company discounts future lease payments at an estimated incremental borrowing rate at adoption or acquisition if later. The term of the Company's ground lease is significantly longer than the term of borrowings available to the Company on a fully-collateralized basis. The Company's estimate of the incremental borrowing rate required significant judgment.

As of December 31, 2023, the Company's ground lease has a weighted-average remaining lease term of 43.0 years and a discount rate of 8.6%. As of December 31, 2023, the Company's balance sheet includes an ROU asset and liability of $54.7 million and $54.7 million, respectively, which are included in operating lease right-of-use asset and operating lease liability, respectively, on the consolidated balance sheet. For the years ended December 31, 2023, 2022 and 2021, the Company paid cash of $4.7 million for amounts included in the measurement of lease liabilities and recorded expense of $4.9 million on a straight-line basis in accordance with the standard.

The lease expense is recorded in property operating expenses in the consolidated statements of operations and comprehensive loss. The Company did not enter into any additional ground leases as lessee during the years ended December 31, 2023, 2022 and 2021.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

The following table reflects the ground lease rent payments due from the Company and a reconciliation to the net present value of those payments as of December 31, 2023:

(In thousands)	Future Minimum Base Rent Payments
2024	$ 4,746
2025	4,746
2026	4,746
2027	4,746
2028	4,746
Thereafter	188,262
Total	211,992
Less: Effects of discounting	(157,335)
Total present value of lease payments	$ 54,657

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. There are no material legal or regulatory proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. As of December 31, 2023, the Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 9 — Related Party Transactions and Arrangements

As of December 31, 2023 and 2022, entities wholly owned by AR Global Investments, LLC owned 290,937 and 129,671 shares (adjusted for the Reverse Stock Split), respectively, of the Company's outstanding Class A common stock. As of December 31, 2023, Bellevue owned approximately 45.4% of outstanding shares of the Company.

Purchases of the Company's Class A Common Stock by Bellevue

As described in *Note 7 — Stockholders' Equity*, to potentially enhance the Company's cash resources to fund operating and capital needs, in August 2022, Bellevue expressed a desire to invest additional capital in the Company. Although no agreement exists, the Company's board of directors authorized the issuance of up to 125,000 shares of the Company's Class A common stock (adjusted for the Reverse Stock Split) for these purposes. During the three months ended September 30, 2022, the Company sold 79,114 shares of Class A common stock (adjusted for the Reverse Stock Split) to Bellevue, for gross proceeds of $2.0 million, before nominal commissions paid. These shares were issued to the Bellevue through these block trades executed under the Company's Common Stock ATM Program. Bellevue may, from time to time at its discretion, purchase additional shares of Class A common stock from the Company through additional block trades although there is no assurance as to the number of shares of the Company's Class A common stock, if any, that Bellevue may seek to purchase.

The Company advised AR Global Investments, LLC (the "AR Parties"), that any shares of its Class A common stock purchased directly from the Company by Bellevue through block trades executed under the Company's Common Stock ATM Program would be sold at a per share price equal to the greater of (i) the closing market price of the shares on the NYSE on the most recent trading day prior to an issuance or (ii) the "Minimum Price" as defined in Section 312.04(h) of the Listed Company Manual; provided, however, that the Company would not sell any shares of its Class A common stock to Bellevue if doing so would otherwise require the Company to seek shareholder approval under Section 312 of the Listed Company Manual or any subsequent rules and regulations of the NYSE.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

The Company also advised the AR Parties that to the extent that the Advisor or the Property Manager elected to accept shares of its Class A common stock in lieu of cash payments for fees or the reimbursement of expenses, the Company would not issue shares of its Class A common stock exceeding the number permitted to be Beneficially Owned or Constructively Owned by the Excluded Persons pursuant to the Charter Waiver Agreement Amendments (as may be amended from time to time) and any issuance would be at a per share price equal to the greater of (i) the price as determined in accordance with Section 10(c)(iii) of the Advisory Agreement or (ii) the Minimum Price; provided, that no issuance would be permitted if the issuance of shares of Class A common stock in lieu of fees due to the Advisor or the Property Manager, as applicable, would not be permitted under that certain 2020 Advisor Omnibus Incentive Compensation Plan of the Company (the "Advisor Plan"); provided further that, in the event that any shares of the Company's Class A common stock to be issued in lieu of cash for reimbursement of operating expenses or in lieu of advisory or property management fees are not so issuable under the Advisor Plan, the Company may issue shares of its Class A common stock but only after complying with all NYSE requirements including, but not limited to, the filing with, and approval by, the NYSE of a supplemental listing application or applications, as the case may be, and only if the issuance would not otherwise require the Company to seek shareholder approval under Section 312 of the Listed Company Manual or any subsequent rules and regulations of the NYSE.

Fees and Participations Incurred in Connection With the Operations of the Company

Pursuant to the advisory agreement with the Advisor (as amended from time to time, the "Advisory Agreement"), the Advisor manages the Company's day-to-day operations. The initial term of the Advisory Agreement ends in July 2030 and will automatically renew for successive five-year terms unless either party gives written notice of its election not to renew at least 180 days prior to the then-applicable expiration date. The Company may only elect not to renew the Advisory Agreement on this basis with the prior approval of at least two-thirds of the Company's independent directors, and no change of control fee (as defined in the Advisory Agreement) is payable if the Company makes this election.

Asset Management Fees and Variable Management/Incentive Fees

Overview

The Company pays the Advisor a base asset management fee on the first business day of each month equal to (x) $0.5 million plus (y) a variable amount equal to (a) 1.25% of the equity proceeds received after November 16, 2018, divided by (b) 12. The base asset management fee is payable in cash, shares of common stock, units of limited partnership interest in the OP, or a combination thereof, at the Advisor's election. The Advisor elected to receive shares of Class A common stock in lieu of cash for the base management fee in in each of the months of August, September, October, November, and December 2022, as well as in month of January 2023 and March 2024 (see *Note 7 — Stockholders' Equity)*. Equity proceeds are defined as, with respect to any period, cumulative net proceeds of all common and preferred equity and equity-linked securities issued by the Company and its subsidiaries during the period, including: (i) any equity issued in exchange or conversion of exchangeable notes based on the stock price at the date of issuance and convertible equity; (ii) any other issuances of equity, including but not limited to units in the OP (excluding equity-based compensation but including issuances related to an acquisition, investment, joint-venture or partnership); and (iii) effective following the time the Company commences paying a dividend of at least $0.05 per share per annum to its stockholders, which occurred in October 2020), any cumulative Core Earnings (as defined in the Advisory Agreement) in excess of cumulative distributions paid on the Company's common stock since November 16, 2018, the effective date of the most recent amendment and restatement of the Advisory Agreement.

The Advisory Agreement also entitles the Advisor to an incentive variable management fee. In August 2020, the Company entered into an amendment to the Advisory Agreement to adjust the quarterly thresholds of Core Earnings Per Adjusted Share (as defined in the Advisory Agreement) the Company must reach on a quarterly basis for the Advisor to receive the variable management fee to reflect the Reverse Stock Split. Prior to this amendment, the variable management fee was equal to (i) the product of (a) the diluted weighted-average outstanding shares of common stock for the calendar quarter (excluding any equity-based awards that are subject to performance metrics that are not currently achieved) multiplied by (b) 15.0% multiplied by (c) the excess of Core Earnings Per Adjusted Share for the previous three-month period in excess of $0.48 (adjusted for the Reverse Stock Split), plus (ii) the product of (x) the diluted weighted-average outstanding shares of common stock for the calendar quarter (excluding any equity-based awards that are subject to performance metrics that are not currently achieved) multiplied by (y) 10.0% multiplied by (z) the excess of Core Earnings Per Adjusted Share for the previous three-month period in excess of $0.64 (adjusted for the Reverse Stock Split). Following the August 2020 amendment, the quarterly thresholds of Core Earnings Per Adjusted Share increased from $0.48 and $0.64 to $1.17 and $1.56 (adjusted for the Reverse Stock Split). The variable management fee is payable quarterly in arrears in cash, shares of common stock, units of limited partnership interest in the OP or a combination thereof, at the Advisor's election.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Side Letter With The Advisor

On February 4, 2022, the Company entered into a side letter (the "Side Letter") with the Advisor to the Advisory Agreement pursuant to which the Advisor agreed to, from the date of the Side Letter until August 4, 2022, immediately invest all fees received by the Advisor under Section 10(c)(i)-(ii) of the Advisory Agreement in shares of the Company's Class A common stock, par value $0.01 per share (the "Shares"), in an amount aggregating no more than $3.0 million. The price of the Shares was determined, at each issuance, in accordance with Section 10(c)(iii) of the Advisory Agreement and was not less than the "Minimum Price" as defined in Section 312.04(h) of the New York Stock Exchange Listed Company Manual (the "Listed Company Manual"), which minimum price was $84.40 per share (adjusted for the Reverse Stock Split). The Advisor's obligation to invest its fee in Shares under the Side Letter was in consideration of, and subject to the provisions of the Waiver Agreements (defined below). In addition, the Company was not required to issue any Shares under the Side Letter if doing so would have required the Company to seek shareholder approval under Section 312 of the Listed Company Manual or any subsequent rules and regulations of the New York Stock Exchange.

On February 4, 2022, concurrently with the execution of the Side Letter, the Company's board of directors granted (i) a waiver from the Aggregate Share Ownership Limit, as defined and contained in Section 5.7 of the Company's charter, to permit each of Bellevue, the Advisor, entities controlled by Bellevue, Edward M. Weil. Jr, who was an officer and director of the Company, an officer of the Advisor and a holder of a non-controlling interest in Bellevue, and their respective affiliates and certain other entities and individuals who would be treated as Beneficially Owning or Constructively Owning (each as defined in the Charter) Shares held by either or both of Bellevue and the Advisor, including Mr. Weil, to Beneficially Own or Constructively Own Shares in an amount up to 20% of the outstanding Shares (subject to certain constraints for each such entity and individual on the total actual ownership of Shares by such entities and individuals), to the extent and on the terms set forth in each ownership limit waiver agreement (collectively, the "Charter Ownership Limit Waiver Agreements"); and (ii) a waiver from the provisions contained in Section 1.1 of the Amended and Restated Rights Agreement, dated August 17, 2020 (as amended by Amendment No. 1 dated August 12, 2021, the "Rights Plan"), to permit each party to the Charter Ownership Limit Waiver Agreements to Beneficially Own (as defined in the Rights Plan) Shares to the maximum extent allowed by the Charter Ownership Limit Waiver Agreements without being deemed an "Acquiring Person" under Section 1.1 of the Rights Plan, subject to the terms set forth in the rights plan waiver agreement (the "Rights Plan Waiver Agreement," and together with the Charter Ownership Limit Waiver Agreements, the "Waiver Agreements").

On August 10, 2022, the Company (1) amended the Charter Ownership Limit Waiver Agreements to (i) immediately increase the Excepted Holder Limit (as defined therein) to 21%, and (ii) increase the Excepted Holder Limit to up to 25% upon conditions precedent being satisfied to increase the Excepted Holder Limit to up to 25% (the "Charter Waiver Agreement Amendments"), and (2) amended the Rights Plan Waiver Agreement to implement corresponding changes. Concurrent with these amendments, the Company's board of directors reduced the Series Limit and the Overall Limit (each as defined in the Charter Ownership Limit Waiver Agreements) to 6% for all stockholders of the Company that are not otherwise Bellevue, the Advisor, their respective affiliates or persons who would be treated as Beneficially Owning or Constructively Owning (each as defined in the Company's charter) shares of the Company's Class A common stock held by either or both of Bellevue and the Advisor (the "Excluded Persons"). The terms and conditions of the Charter Ownership Limit Waiver Agreements entered into with each of these entities or individuals are the same except for the actual number of Shares the entities or individuals may own or acquire. All other terms and conditions contained in the Company's charter will otherwise continue to apply to the Shares that the entities or individuals may own or acquire.

As a consequence of the Company's decision to revoke our election to be taxed as a REIT, the ownership limitations set forth in Section 5.7 of the Company's charter, including, without limitation, the Aggregate Share Ownership Limit as defined therein, no longer apply.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Management Fee Expense

The Company recorded expense of $6.0 million, $5.5 million and $6.0 million for base asset management fees during the years ended December 31, 2023, 2022 and 2021, respectively there were no variable management fees incurred in any of these periods. The management fees for the year ended December 31, 2021 were paid in cash. The management fees for the years ended December 31, 2023 and 2022 were paid as follows:

- The Company paid cash base management fees of $0.5 million (for January 2022) in the year ended December 31, 2022.

- In accordance with the Side Letter, the Advisor reinvested base management fees, aggregating $1.0 million, $1.5 million and $0.5 million, in shares of the Company's Class A common stock in the first, second and third quarters of 2022, respectively. As a result, the Company issued 5,672, 5,438, 4,848, 5,031, 5,924 and 5,924 shares of its Class A common stock (adjusted for the Reverse Stock Split) in February, March, April, May, June and July 2022, respectively. See *Note 7 — Stockholders Equity* for more information.

- The Advisor elected to receive shares of Class A common stock in lieu of cash in respect of its management fee for August, September, October, November and December 2022. As a result, the Company issued 15,586, 18,899, 18,285, 19,320 and 24,744 shares of the Company's Class A common stock (adjusted for the Reverse Stock Split) in connection with the monthly base management fee earned by the Advisor. See *Note 7 — Stockholders Equity* for more information.

- The Advisor also elected to receive shares of Class A common stock in lieu of cash in the amount of in respect of its management fee for January 2023 (see *Note 7 — Stockholders Equity*). The Company issued 31,407 shares of its Class A common stock (adjusted for the Reverse Stock Split) using the 10-day average price of $15.92 (adjusted for the Reverse Stock Split) The Advisor is not obligated to accept shares in lieu of cash for these fees and makes this election on a monthly basis. The Advisor was paid cash for its management fee for the subsequent months for the year ended December 31, 2023 through February 2024.

- The Advisor also elected to receive shares of Class A common stock in lieu of cash in the amount of in respect of its base asset management fee for March 2024. In March 2024, the Company issued 70,607 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to the base asset management fee paid to the Advisor for services rendered in March. These shares were issued using the 10-day average price of $7.08. For additional information, please see *Note 14 — Subsequent Events*.

- The Advisor also elected to receive shares of the Company's Class A common stock to the Advisor as a result of the Advisor's decision to accept the shares in lieu of cash with respect to the property management fees for March and general and expense reimbursements for February. In April 2024, the Company issued 91,165 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to property management services rendered in March and general and expense reimbursements for services rendered in February. These shares were issued using the 10-day average price of $6.64. For additional information *Note 14 — Subsequent Events* to the Company's 2023 Financial Statements.

For accounting purposes, the shares of the Company's Class A common stock issued in accordance with the Side Letter and the shares issued in lieu of cash for the management fee, as elected by the Advisor, are treated as issued using the closing price on date of issue and the related expense totaled $0.5 million for the year ended December 31, 2023.

Property Management Fees

Pursuant to the Property Management and Leasing Agreement (the "PMA"), as most recently amended on November 16, 2018 except in certain cases where the Company contracted with a third party, the Company paid the Property Manager a property management fee equal to: (i) for non-hotel properties, 3.25% of gross revenues from the properties managed, plus market-based leasing commissions; and (ii) for hotel properties, a market-based fee based on a percentage of gross revenues. The term of the PMA is coterminous with the term of the Advisory Agreement.

Pursuant to the PMA, the Company reimburses the Property Manager for property-level expenses. These reimbursements are not limited in amount and may include reasonable salaries, bonuses, and benefits of individuals employed by the Property Manager, except for the salaries, bonuses, and benefits of individuals who also serve as one of the Company's executive officers or as an executive officer of the Property Manager or any of its affiliates. The Property Manager may also subcontract the performance of its property management and leasing services duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

On April 13, 2018, in connection with the loan for its 400 E. 67th Street - Laurel Condominium and 200 Riverside Boulevard properties the Company entered into a new property management agreement with the Property Manager (the "April 2018 PMA") to manage the properties secured by the loan. With respect to these properties, the substantive terms of the April 2018 PMA are identical to the terms of the PMA, except that the property management fee for non-hotel properties is 4.0% of gross revenues from the properties managed, plus market-based leasing commissions. The April 2018 PMA has an initial term of one year that is automatically extended for an unlimited number of successive one-year terms at the end of each year unless any party gives 60 days' written notice to the other parties of its intention to terminate.

The Company incurred approximately $1.6 million, $1.6 million and $1.6 million in property management fees during the years ended December 31, 2023, 2022 and 2021, respectively.

Subsequent to December 31, 2023, the Company and the Property Manager amended the PMA to allow the Property Manager to elect to receive Class A Units or shares of the Company's common stock in lieu of cash for all fees payable to the Property Manager. As a result, on April 1, 2024, the Company issued 91,165 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to the March property management fees and February general and administrative expense reimbursements. These shares were issued using the 10-day average price of $6.64, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement and the Third Amendment to the Property Management and Leasing Agreement (details below). The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. For additional information, please see *Note 14 — Subsequent Events*.

Professional Fees and Other Reimbursements

The Company pays directly or reimburses the Advisor monthly in arrears, for all the expenses paid or incurred by the Advisor or its affiliates in connection with the services it provides to the Company under the Advisory Agreement, subject to the following limitations:

• With respect to administrative and overhead expenses of the Advisor, including administrative and overhead expenses of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services but not including their salaries, wages, and benefits, these costs may not exceed in any fiscal year,

   (i) $0.4 million, or

   (ii) if the Asset Cost (as defined in the Advisory Agreement) as of the last day of the fiscal quarter immediately preceding the month is equal to or greater than $1.25 billion, (x) the Asset Cost as of the last day of the fiscal quarter multiplied by (y) 0.10%.

• With respect to the salaries, wages, and benefits of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services (including the Company's executive officers), these amounts must be comparable to market rates and reimbursements may not exceed, in any fiscal year,

   (i) $2.6 million, or

   (ii) if the Asset Cost as of the last day of the fiscal year is equal to or greater than $1.25 billion, (x) the Asset Cost as of the last day of the fiscal year multiplied by (y) 0.30%.

Professional fees and other reimbursements for the years ended December 31, 2023, 2022, and 2021 were $4.4 million, $4.4 million and $4.1 million, respectively. These amounts include reimbursements to the Advisor for administrative, overhead and personnel services, which are subject to the limits noted above, as well as costs associated with directors and officers insurance which are not subject to those limits. In September 2022, the Advisor terminated certain of its employees who provided services to the Company and for which the Company reimbursed the Advisor for salaries and benefits. In connection with the termination, the Company recognized a compensation charge, net of adjustments for previously accrued bonuses, of $0.2 million in the year ended December 31, 2022.

The amount of expenses included within professional fees and other reimbursements related to administrative, overhead and personnel services provided by and reimbursed to the Advisor for the years ended December 31, 2023, 2022 and 2021 were $3.0 million ($0.4 million related to administrative and overhead expenses and $2.6 million were for salaries, wages, and benefits), which are the limits set forth in the Advisory Agreement. The actual expenses incurred by the Advisor exceeded these limits.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Subsequent to December 31, 2023, the Company and the Advisor amended the Advisory agreement to increase the limit of incurred costs from the salaries, wages, and benefits of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services (including the Company's executive officers) from $2.6 million to $3.0 million, and to allow the Advisor to elect to receive Class A Units or shares of the Company's common stock in lieu of cash for these services rendered. For additional information, please see *Note 14 — Subsequent Events*.

Summary of Fees, Expenses and Related Payables

The following table details amounts incurred, waived and payable in connection with the Company's operations-related services described above as of and for the periods presented:

(In thousands)	Year Ended December 31,			Payable (Receivable) December 31,	
	2023	**2022**	**2021**	**2023**	**2022**
	Incurred	**Incurred**	**Incurred**		
Ongoing fees:					
Asset and property management fees to related parties [1]	$ 7,680	$ 7,082	$ 7,554	$ 20	$ 118
Professional fees and other reimbursements [2]	4,352	4,375	4,064	—	—
Total related party operation fees and reimbursements	$ 12,032	$ 11,457	$ 11,618	$ 20	$ 118

_____

(1)   During the year ended December 31, 2023, approximately $0.5 million was paid with shares of the Company's A Class A common stock for the management fee. Amounts for the year ended December 31, 2022 included approximately $5.0 million in shares was paid with shares of the Company's A Class A common stock (approximately $3.0 million in shares related to the Side Letter and approximately $2.0 million in shares accepted in lieu of cash under the managment agreement) for the management fee. Amounts for the year ended December 31, 2021 were all paid in cash. See disclosure in this footnote above for additional information.

(2)   Amounts for the year ended December 31, 2023, 2022 and 2021, respectively, are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Listing Arrangements

Listing Note

Pursuant to the limited partnership agreement of the OP, which was amended and restated in connection with the effectiveness of the Listing on the Listing Date (as so amended and restated, the "A&R OP Agreement"), in the event the Company's shares of common stock was listed on a national exchange, the OP was obligated to distribute to the Special Limited Partner a promissory note in an aggregate amount (the "Listing Amount") equal to 15.0% of the difference (to the extent the result is a positive number) between:

• the sum of (i) (A) the average closing price of the shares of Class A common stock over the Measurement Period (as defined below) multiplied by the number of shares of common stock issued and outstanding as of the Listing, plus (B) the sum of all distributions or dividends (from any source) paid by the Company to its stockholders prior to the Listing; and (ii) (X) the aggregate purchase price (without deduction for organization and offering expenses or any other underwriting discount, commissions or offering expenses) of the initial public offering of the Company's common stock, plus (Y) the total amount of cash that, if distributed to the stockholders who purchased shares of the Company's common stock in the initial public offering, would have provided those stockholders with a 6.0% cumulative, non-compounded, pre-tax annual return on the aggregate purchase price of shares sold in the initial public offering through the listing, minus any distributions of net sales proceeds made to the Special Limited Partner prior to the end of the Measurement Period (as defined below).

Effective at the Listing, the OP entered into a listing note agreement with respect to this obligation (the "Listing Note") with the Special Limited Partner. The Listing Note evidences the OP's obligation to distribute to the Special Limited Partner the Listing Amount, which was calculated based on the Market Value of the Company's common stock. The measurement period used to calculate the average Market Value of the Company's Class A common stock was from February 9, 2022 to March 23, 2022, the end of the 30 consecutive trading dates commencing on February 9, 2022, which is the 180th day after August 13, 2021, which was the day all of the shares of the Company's Class B common stock fully converted into shares of Class A common stock and began trading on the NYSE. Based on the actual Market Value during the measurement period, the Listing Amount was zero, and the Company has no distribution obligation to the Special Limited Partner related to the Listing Note. The final fair value of the Listing Note is zero, and the fair value of the Listing Note was nominal at issuance. The fair value at issuance was determined using a Monte Carlo simulation, which used a combination of observable and unobservable inputs.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

<u>Multi-Year Outperformance Agreement</u>

The amendments effected to the limited partnership agreement of the OP pursuant to the A&R OP Agreement generally reflect provisions more consistent with the agreements of limited partnership of other operating partnerships controlled by real estate investment trusts with securities that are publicly traded and listed and make other changes in light of the transactions entered into by the Company in connection with the Listing. The A&R OP Agreement sets forth the terms of the LTIP Units, which includes the Master LTIP Unit (the "Master LTIP Unit") issued to the Advisor on August 18, 2020 pursuant to a multi-year outperformance award agreement entered into with the Advisor (the "2020 OPP").

In addition, the A&R OP Agreement describes the procedures pursuant to which holders of Class A Units may redeem all or a portion of their Class A Units on a one-for-one basis for, at the Company's election, shares of Class A common stock or the cash equivalent thereof. The A&R OP Agreement also requires the Company, upon the request of a holder of Class A Units but subject to certain conditions and limitations, to register under the Securities Act, the issuance or resale of the shares of Class A common stock issuable upon redemption of Class A Units in accordance with the A&R OP Agreement.

On the Listing Date, the Company, the OP and the Advisor entered into the 2020 OPP pursuant to which a performance-based equity award was granted to the Advisor. Initially, the award under the 2020 OPP was in the form of a single Master LTIP Unit. On September 30, 2020, the Master LTIP Unit automatically converted into 501,605 LTIP Units (adjusted for the Reverse Stock Split) in accordance with its terms. For additional information on the 2020 OPP, see *Note 11 – Equity-Based Compensation.*

This number of LTIP Units represented the maximum number of LTIP Units that could have been earned by the Advisor during a performance period which ended on August 18, 2023. The compensation committee of the board of directors of the Company determined that none of the 501,605 of the LTIP Units subject to the 2020 OPP had been earned under the performance measures, see *Note 11 – Equity-Based Compensation.*

Termination Fees Payable to the Advisor

The Advisory Agreement requires the Company to pay a termination fee to the Advisor in the event the Advisory Agreement is terminated prior to the expiration of the initial term in certain limited scenarios. The termination fee will be payable to the Advisor if either the Company or the Advisor exercises the right to terminate the Advisory Agreement in connection with the consummation of the first change of control (as defined in the Advisory Agreement). The termination fee is equal to

- $15.0 million plus an amount equal to the product of

    (i)   three (if the termination was effective on or prior to June 30, 2020) or four (if the termination is effective after June 30, 2020), multiplied by

    (ii) applicable Subject Fees.

    The "Subject Fees" are equal to

    (i)   the product of (a) 12, multiplied by (b) the actual base management fee for the month immediately prior to the month in which the Advisory Agreement is terminated, plus

    (ii) the product of (x) four multiplied by (y) the actual variable management fee for the quarter immediately prior to the quarter in which the Advisory Agreement is terminated, plus

    (iii) without duplication, the annual increase in the base management fee resulting from the cumulative net proceeds of any equity issued by the Company and its subsidiaries in respect of the fiscal quarter immediately prior to the fiscal quarter in which the Advisory Agreement is terminated.

In connection with the termination or expiration of the Advisory Agreement, the Advisor will be entitled to receive (in addition to any termination fee) all amounts then accrued and owing to the Advisor, including an amount equal to then-present fair market value of its shares of the Company's common stock and interest in the OP.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Note 10 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services, transaction management services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that the Advisor and its affiliates are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 11 — Equity-Based Compensation

Equity Plans

Restricted Share Plan

Prior to the Listing, the Company had an employee and director incentive restricted share plan (as amended, the "RSP"). The RSP provided for the automatic grant of the number of restricted shares equal to $30,000 divided by the then-current Estimated Per-Share NAV, which were made without any further approval by the Company's board of directors or the stockholders, after initial election to the board of directors and after each annual stockholder meeting, with such restricted shares vesting annually over a five-year period following the grant date in increments of 20.0% per annum. The RSP also provided the Company with the ability to grant awards of restricted shares to the Company's board of directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company.

2020 Equity Plan

Effective at the Listing, the Company's independent directors approved an equity plan for the Advisor (the "Advisor Plan") and an equity plan for individuals (the "Individual Plan" and together with the Advisor Plan, the "2020 Equity Plan"). The Advisor Plan is substantially similar to the Individual Plan, except with respect to the eligible participants. Awards under the Individual Plan is open to the Company's directors, officers and employees (if the Company ever has employees), employees, officers and directors of the Advisor and as a general matter, employees of affiliates of the Advisor that provide services to the Company. Awards under the Advisor Plan may only be granted to the Advisor and its affiliates (including any person to whom the Advisor subcontracts substantially all of responsibility for directing or performing the day-to-day business affairs of the Company).

The 2020 Equity Plan succeeded and replaced the existing RSP. Following the effectiveness of the 2020 Equity Plan at the Listing, no further awards have been or will be granted under the RSP; provided, however, any outstanding awards under the RSP, such as unvested restricted shares held by the Company's independent directors, will remain in effect in accordance with their terms and the terms of the RSP, until all those awards are exercised, settled, forfeited, canceled, expired or otherwise terminated. The Company accounts for forfeitures when they occur. While the RSP provided only for awards of restricted shares, the 2020 Equity Plan has been expanded to also permit awards of restricted stock units, stock options, stock appreciation rights, stock awards, LTIP Units and other equity awards. In addition, the 2020 Equity Plan eliminates the "automatic grant" provisions of the RSP that dictated the terms and amount of the annual award of restricted shares to independent directors. Going forward, grants to independent directors will be made in accordance with the Company's new director compensation program, as described below under "—Director Compensation." The 2020 Equity Plan has a term of 10 years, expiring August 18, 2030. The number of shares of the Company's capital stock that may be issued or subject to awards under the 2020 Equity Plan, in the aggregate, is equal to 20.0% of the Company's outstanding shares of Class A common stock on a fully diluted basis at any time. Shares subject to awards under the Individual Plan reduce the number of shares available for awards under the Advisor Plan on a one-for-one basis and vice versa.

Director Compensation

Effective on the Listing Date, the Company's independent directors approved a change to the Company's director compensation program. Starting with the annual award of restricted shares to be made in connection with the Company's 2021 annual meeting of stockholders, the amount of the annual award will be increased from $30,000 to $65,000. No other changes were made to the Company's director compensation program.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Restricted Shares

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares receive cash dividends on the same basis as dividends paid on shares of common stock, if any, prior to the time that the restrictions on the restricted shares have lapsed and thereafter. Any dividends payable in shares of common stock are subject to the same restrictions as the underlying restricted shares.

In March 2022, the compensation committee delegated authority to the Company's chief executive officer to award up to 25,000 restricted shares (adjusted for the Reverse Stock Split) to employees of the Advisor or its affiliates who are involved in providing services to the Company, including the Company's chief financial officer, subject to certain limits and restrictions imposed by the compensation committee. The compensation committee remains responsible for approving and administering all grants of awards to the Company's chief financial officer or any other executive officer of the Company, including any award of restricted shares recommended by the Company's chief executive officer. No awards under the 2020 Equity Plan may be made pursuant to this delegation of authority to anyone who is also a partner, member or equity owner of the parent of the Advisor.

Restricted share awards that have been granted to the Company's directors provide for accelerated vesting of the portion of the unvested restricted shares scheduled to vest in the year of the recipient's voluntary termination or the failure to be re-elected to the Company's board of directors.

During the second quarter of 2022, the Company granted 13,734 and 3,228 restricted shares (adjusted for the Reverse Stock Split) to employees of the Advisor and the Company's board of directors respectively. The restricted shares granted to employees of the Advisor or its affiliates will vest in 25% increments on each of the first four anniversaries of the grant date. Except in connection with a change in control (as defined in the award agreement) of the Company, any unvested restricted shares will be forfeited if the holder's employment with the Advisor terminates for any reason. Upon a change in control of the Company, 50% of the unvested restricted shares will immediately vest and the remaining unvested restricted shares will be forfeited. In addition, during the third quarter of 2022, the Company issued 762 restricted shares (adjusted for the Reverse Stock Split) to two former employees of the Advisor working as consultants to the Advisor which, for accounting purposes, the fair value of such grants was fully expensed during the third quarter of 2022.

In September 2022, the Advisor terminated certain of its employees who provided services to the Company and for which the Company reimbursed the Advisor for salaries and benefits. In connection with the termination, previous unvested restricted share grants issued to these employees of the Advisor were forfeited upon termination and the board approved 762 replacement restricted shares (adjusted for the Reverse Stock Split) which vested immediately upon termination. In year ended December 31, 2022, the Company recognized a net compensation charge of approximately $12,700 representing the value of the new replacement grants net of the reversal of $7,100 in previously recognized compensation on the forfeited grants and a new charge of approximately $55,000 for the fully accelerated grants.

In the quarter ended March 31, 2023, the Company issued 2,038 restricted shares (adjusted for the Reverse Stock Split) to a member of the Company's board of directors. During the quarter ended June 30, 2023 the Company issued 13 restricted shares to an employee of the advisor and its affiliates. In the quarter ended September 30, 2023, the Company issued 24,042 issued to the Company's the board of directors as part of the annual award of restricted shares by the Company to the board of directors. These restricted shares issued to the board of directors will vest in 20% increments on each of the first five anniversaries of the respective grant dates. Also, during the year ended December 31, 2023, several former employees of the advisor that were terminated, and as defined in the award agreement, forfeited a total 2,792 restricted shares. In October of 2023, the Company granted 10,139 restricted shares to employees of the Advisor. The restricted shares granted to employees of the Advisor will vest in 25% increments on each of the first four anniversaries of the grant date.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

The following table displays restricted share award activity during the years ended December 31, 2023, 2022 and 2021 and has been retroactively adjusted for the Reverse Stock Split (see *Note 1 — Organization* for additional details):

	Number of Restricted Shares	Weighted-Average Issue Price
Unvested, December 31, 2020	689	$ 401.60
Granted	2,693	72.40
Vested	(235)	399.76
Fractional share redemption [(1)]	(1)	78.48
Unvested, December 31, 2021	3,146	120.00
Granted	17,725	85.04
Vested	(1,975)	89.76
Forfeitures	(762)	94.08
Unvested, December 31, 2022	18,134	90.16
Granted	36,232	9.17
Vested	(15,376)	41.71
Forfeitures	(2,792)	94.08
Unvested, December 31, 2023	36,198	29.37

————

(1) Represents fractional shares redeemed in connection with the conversion of the first tranche of shares of Class B common stock to shares of Class A common stock that occurred on December 16, 2020 and the second tranche of shares of Class B common stock to shares of Class A common stock that occurred on March 1, 2021.

As of December 31, 2023, the Company had $0.7 million of unrecognized compensation cost, respectively, related to unvested restricted share awards granted and the cost is expected to be recognized over a weighted-average period of 2.82 years. Restricted share awards are expensed in accordance with the service period required. Compensation expense related to restricted share awards was approximately $0.6 million, $0.4 million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. Compensation expense related to restricted share awards is recorded as general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss. Also, for the year ended December 31, 2022, approximately $0.1 million of additional net amortization expense was recorded for the accelerated vesting of restricted shares of one employee of the Advisor and the forfeiture, new issuance and vesting of restricted shares of other former employees of the Advisor who are providing certain consulting services to the Advisor.

Multi-Year Outperformance Award

On the Listing Date, the Company, the Company, the OP and the Advisor entered into the 2020 OPP pursuant to which a performance-based equity award was granted to the Advisor. The award was based on the recommendation of the Company's compensation consultant, and approved by the Company's independent directors, acting as a group.

Initially, the award under the 2020 OPP was in the form of a single Master LTIP Unit. On September 30, 2020, the 30th trading day following the Listing Date, in accordance with its terms, the Master LTIP Unit automatically converted into 501,605 LTIP Units, equal to the quotient of $50.0 million divided by $99.68 (adjusted for the Reverse Stock Split), which represented the average closing price of one share of Class A common stock over the ten consecutive trading days immediately prior to September 30, 2020. This number of LTIP Units represents the maximum number of LTIP Units that may be earned by the Advisor during a performance period ending on the earliest of (i) August 18, 2023, (ii) the effective date of any Change of Control (as defined in the 2020 OPP) and (iii) the effective date of any termination of the Advisor's service as advisor of the Company. This number of LTIP Units represented the maximum number of LTIP Units that could have been earned by the Advisor during a performance period which ended on August 18, 2023. The compensation committee of the board of directors of the Company determined that none of the 501,605 of the LTIP Units subject to the 2020 OPP had been earned under the performance measures.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

For accounting purposes, July 19, 2020 is treated as the grant date (the "Grant Date"), because the Company's independent directors approved the 2020 OPP and the award made thereunder on that date. The Company engaged third party specialists, who used a Monte Carlo simulation, to calculate the fair value as of the date the Master LTIP Unit converted (September 30, 2020), on which date the fair value was also fixed. The total fair value of the LTIP Units of $25.8 million is being recorded over the requisite service period of 3.1 years beginning on the Grant Date and ending on the third anniversary of the Listing Date (August 18, 2023). As a result, during the year ended December 31, 2023, 2022 and 2021, the Company recorded equity-based compensation expense related to the LTIP Units of $5.3 million, $8.4 million and $8.4 million, respectively, which is recorded in equity-based compensation in the consolidated statements of operations and comprehensive loss.

The LTIP Units issued pursuant to the 2020 OPP could potentially have been earned by the Advisor during a performance period which ended on August 18, 2023. The compensation committee of the board of directors of the Company determined that none of the 501,605 of the LTIP Units subject to the 2020 OPP had been earned under the performance measures. These LTIP Units were thus automatically forfeited effective as of August 18, 2023, without the payment of any consideration by the Company or the OP. On that date, the Company reclassified amounts reflected in non-controlling interest for these LTIP Units to additional paid in capital on its consolidated balance sheet and consolidated statement of equity. As of December 31, 2023, the total fair value of the LTIP Units had been fully amortized to expense and no future expense remains.

LTIP Units/Distributions/Redemption

The rights of the Advisor as the holder of the LTIP Units are governed by the terms of the LTIP Units set forth in the agreement of limited partnership of the OP. Holders of LTIP Units are entitled to distributions on the LTIP Units equal to 10% of the distributions made per Class A Unit (other than distributions of sale proceeds) until the LTIP Units were earned. Distributions paid on a Class A Unit are equal to dividends paid on a share of Class A common stock. Distributions paid on LTIP Units were not subject to forfeiture, even if the LTIP Units were ultimately forfeited. The Advisor was entitled to a priority catch-up distribution on each earned LTIP Unit equal to 90% of the aggregate distributions paid on Class A Units during the applicable performance period. Any LTIP Units that were earned became entitled to receive the same distributions paid on the Class A Units. If and when the Advisor's capital account with respect to an earned LTIP Unit was equal to the capital account balance of a Class A Unit, the Advisor, as the holder of the earned LTIP Unit, in its sole discretion, was entitled to convert the LTIP Unit into a Class A Unit, which in turn may have been redeemed on a one-for-one basis for, at the Company's election, a share of Class A common stock or the cash equivalent thereof. On July 1, 2022, the Company announced that it had temporarily suspended its policy regarding dividends paid on its Class A common stock, beginning with the dividend that would have been payable for the quarter ended June 30, 2022 and quarterly periods thereafter. Accordingly, since the LTIP Units only received distributions when the Class A common stock received dividends there were no distributions to the LTIP Units beginning with the distribution that would have been payable for the quarter ended June 30, 2022 and quarterly periods thereafter.

For the years ended December 31, 2023, 2022 and 2021 the Company paid zero, $80,000 and $160,000, respectively, of distributions related to the LTIP units.

Performance Measures

With respect to one-half of the LTIP Units granted under the 2020 OPP, the number of LTIP Units that could have become earned (if any) was determined as of the last day of the performance period based on the Company's achievement of absolute total stockholder return ("TSR") levels as shown in the table below:

Performance Level	Absolute TSR	Percentage of LTIP Units Earned
Below Threshold	Less than 12 %	0 %
Threshold	12 %	25 %
Target	18 %	50 %
Maximum	24 % or higher	100 %

If the Company's absolute TSR was more than 12% but less than 18%, or more than 18% but less than 24%, the percentage of the Absolute TSR LTIP Units that could have become earned was determined using linear interpolation as between those tiers, respectively.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

With respect to the remaining one-half of the LTIP Units granted under the 2020 OPP, the number of LTIP Units that could have become earned (if any) was determined as of the last day of the performance period based on the difference (expressed in terms of basis points, whether positive or negative, as shown in the table below) between the Company's absolute TSR on the last day of the performance period relative to the average TSR of a peer group consisting of Empire State Realty Trust, Inc., Franklin Street Properties Corp., Paramount Group, Inc. and Clipper Realty Inc. as of the last day of the performance period.

Performance Level	Relative TSR Excess		Percentage of LTIP Units Earned
Below Threshold	Less than -600	basis points	0 %
Threshold	-600	basis points	25 %
Target	0	basis points	50 %
Maximum	600	basis points	100 %

If the relative TSR excess was between -600 basis points and zero basis points, or between zero basis points and +600 basis points, the percentage of the Relative TSR LTIP Units that could have become earned was determined using linear interpolation as between those tiers, respectively.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company's board of directors at the respective director's election. There are no restrictions on the shares issued. During the three months ended March 31, 2022, the Company's independent board of directors made an election to receive stock in lieu of cash for board services rendered during the fourth quarter 2021 and accordingly, the expense was recorded in the fourth quarter of 2021. Also, during the three months ended June 30, 2022, the Company's independent board of directors made an election to receive stock in lieu of cash for board services rendered during the first quarter of 2022 and accordingly, the expense was recorded in the first quarter of 2022. As a result, the Company issued 649 and 606 shares of its Class A common stock (adjusted for the Reverse Stock Split) to the Company's independent board of directors in the first and second quarters of 2022 (relating to services rendered in the first quarter), respectively, relating to services rendered and expenses recorded in the immediately preceding quarterly period. The board of directors were paid in cash for services rendered in the second quarter through the remainder of 2022 year end.

There were no shares of common stock issued in lieu of cash during the years ended December 31, 2023 and 2021.

Note 12 — Income and Other Taxes

On December 30, 2022, the Company announced that it was changing its business strategy by expanding the scope of the assets and businesses the Company may own and operate. By investing in other asset types, the Company may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a REIT. As a result, on January 9, 2023, the Company's board of directors authorized revocation of the Company's REIT election which became effective as of January 1, 2023. Historically, effective with the taxable year ended December 31, 2014 through the taxable year ended December 31, 2022, the Company had elected to be taxed as a REIT. As a REIT, the Company was allowed a special deduction for dividends paid. As a corporation, the Company expects to pays a capital base tax in NYC of $0.4 million for the year ended December 31 2023, which is included in general and administrative expenses.

A REIT may lease property on an arm's length basis to a TRS so long as no more than 10% of the property is rented to TRSs of the REIT and related parties. In the third quarter of 2021, the Company launched Innovate NYC, a co-working company, at 1140 Avenue of the Americas, which was a TRS for the taxable years ended December 31, 2022 and 2021. During those taxable years, the Company leased property on an arm's length basis to Innovate NYC; and that property represented 10% or less of the property the Company rents to its TRS (Innovate NYC) and related parties.

During the year ended December 31, 2023, the Company recorded no income tax expense. The Company did not record a tax provision during the year ended December 31, 2022 since the TRS did not earn any taxable income. The Company recorded a tax provision of approximately $37,000 for the year ended December 31, 2021.

As of December 31, 2023, the Company had no material uncertain tax positions. The taxable years subsequent to and including December 31, 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

As a REIT, the Company had deferred tax items, however, due to the Company's prior intent and ability to maintain REIT status, they were reflected an effective tax rate of zero upon their future reversal. Because the Company revoked its REIT election as of January 1, 2023, the future reversal of these temporary differences will occur as a taxable corporation at full rates. Accordingly, the tax effects of temporary difference that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2023 and 2022 are presented below:

	As of December 31,	
(In thousands)	**2023**	**2022**
Deferred Tax Assets:		
Depreciation and amortization	$ 47,688	$ 23,008
Deferred leasing costs	1,360	1,145
Restricted stock awards and 2020 OPP	71	6,458
Deferred revenue	1,246	1,317
Operating lease liabilities	17,091	17,110
Net operating loss carryforwards	49,477	53,613
Other	135	129
Total deferred tax assets	117,068	102,780
Deferred Tax Liabilities:		
Straight-line rent	9,616	9,105
Operating leases right-to-use assets	17,116	17,184
Total deferred tax liabilities	26,732	26,289
Net deferred tax assets before valuation allowance	90,336	76,491
Valuation allowance	(90,336)	(76,491)
Net deferred tax assets	$ —	$ —

The Company is subject to U.S. federal and state corporate income taxes. As of December 31, 2023 and 2022, the Company had gross federal net operating loss carryforwards of $186.5 million and $161.7 million, respectively, and gross state net operating loss carryforwards of $176.0 million and $151.2 million, respectively, which are available to offset future U.S. federal and state taxable income, if and when it arises. Any federal net operating loss carryforwards generated before December 31, 2017 will begin to expire during 2035. A portion of the net operating loss carryforwards may be limited in their use due to certain provisions of the Code, including but not limited to Section 382, which imposes an annual limit on the amount of net operating losses and net capital loss carryforward that the Company can use to offset future taxable income.

Because of the Company's recent operating history of taxable losses and the impacts of the COVID-19 pandemic on the results of operations, the Company is not able to conclude that it is more likely than not it will realize the future benefit of its deferred tax assets; thus the Company has provided a 100% valuation allowance as of December 31, 2023. If and when the Company believes it is more likely than not that it will recover its deferred tax assets, the Company will reverse the valuation allowance as an income tax benefit in its consolidated statements of comprehensive loss.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Note 13 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the periods presented and has been retroactively adjusted to reflect the Reverse Stock Split (see *Note 1 — Organization* for additional details):

	Year Ended December 31,		
(In thousands, except share and per share data)	**2023**	**2022**	**2021**
Net loss and Net loss attributable to common stockholders	$ (105,924)	$ (45,896)	$ (39,466)
Adjustments to net loss attributable to common stockholders	—	(80)	(160)
Adjusted net loss and net loss attributable to common stockholders	$ (105,924)	$ (45,976)	$ (39,626)
Basic and diluted weighted average shares outstanding	2,226,721	1,729,264	1,622,896
Basic and diluted net loss per share	$ (47.57)	$ (26.59)	$ (24.42)

Under current authoritative guidance for determining earnings per share, all unvested share-based payment awards that contain non-forfeitable rights to distributions are considered to be participating securities and therefore are included in the computation of earnings per share under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company's unvested restricted shares, Class A Units and unearned LTIP Units contain rights to receive distributions considered to be non-forfeitable, except in certain limited circumstances, and therefore the Company applies the two-class method of computing earnings per share. The calculation of earnings per share above adjusts net loss to exclude the distributions to the unvested restricted shares, Class A Units and the unearned LTIP Units that were issued under the 2020 OPP from the numerator. On July 1, 2022, the Company suspended its policy regarding dividends paid on its Class A common stock, beginning with the dividend that would have been payable for the quarter ended June 30, 2022. Accordingly, there was no adjustment for the six month period ended December 31, 2022 relating to distributions to LTIP Units which are on paid in arrears. Accordingly, since the LTIP Units only receive distributions when the Class A common stock receives dividends there was no distributions to the LTIP Units beginning with the distribution that would have been payable for the quarter ended June 30, 2022 and quarterly periods thereafter.

Diluted net income per share assumes the conversion of all Class A common stock share equivalents into an equivalent number of shares of Class A common stock, unless the effect is anti-dilutive. The Company considers unvested restricted shares, Class A Units and unvested LTIP Units to be common share equivalents. The following table shows common share equivalents on a weighted average basis that were excluded from the calculation of diluted earnings per share as their effect would have been antidilutive for the periods presented and has been retroactively adjusted to reflect the Reverse Stock Split (see *Note 1 — Organization* for additional details).

	Year Ended December 31,		
	2023	**2022**	**2021**
Unvested restricted shares [1]	29,105	13,691	2,216
Class A Units [2]	—	—	660
LTIP Units [3]	314,706	501,605	501,605
Total weighted-average anti-dilutive common share equivalents	343,811	515,296	504,481

————

(1) There were 36,198, 18,134, and 3,147 unvested restricted shares (adjusted for the Reverse Stock Split) outstanding as of December 31, 2023, 2022 and 2021, respectively.

(2) Formerly known as OP Units. As of December 31, 2023, 2022 and 2021 there were no Class A Units outstanding.

(3) There were zero, 501,605 and 501,605 LTIP Units outstanding (adjusted for the Reverse Stock Split) as of December 31, 2023, 2022 and 2021, respectively (see *Note 11 — Equity-Based Compensation* for additional information).

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

If dilutive, conditionally issuable shares relating to the 2020 OPP award (see *Note 11 — Equity-Based Compensation* for additional information) would be included, as applicable, in the computation of fully diluted EPS on a weighted-average basis for the years ended December 31, 2023, 2022 and 2021 based on shares that would be issued if the applicable balance sheet date was the end of the measurement period. No LTIP Unit share equivalents were included in the computation for the years ended December 31, 2023, 2022 and 2021 because (i) no LTIP Units would have been earned based on the trading price of Class A common stock including any cumulative dividends paid (since inception of the 2020 OPP) at December 31, 2023, 2022 and 2021 and/or (ii) the Company recorded a net loss to common stockholders for all periods presented, any shares conditionally issuable under the LTIPs would be anti-dilutive.

Note 14 — Subsequent Events

Asset Management, Property Management Fees and Advisor Expense Reimbursements

On March 1, 2024, the Company issued 70,607 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to the base asset management fee paid to the Advisor for services rendered in March. These shares were issued using the 10-day average price of $7.08, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement. The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation.

On April 1, 2024, the Company issued 91,165 shares of its Class A common stock to the Advisor as a result of the Advisor's decision to accept shares of the Company's stock in lieu of cash with respect to the March property management fees and February general and administrative expense reimbursements. These shares were issued using the 10-day average price of $6.64, which was the higher value per share between the minimum price required by the New York Stock Exchange regulations and the price set forth in the terms of the Second Amended and Restated Advisory Agreement and the Third Amendment to the Property Management and Leasing Agreement (details below). The 10-day average price is calculated as the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation.

Amendment to the Advisory Agreement

On March 29, 2024, the Company, its OP and the Advisor entered into the Second Amendment to the Second Amended and Restated Advisory Agreement (the "Second Amendment"). The Second Amendment increases the limit on the salaries, wages, and benefits of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services (including the Company's executive officers) to the lesser of (i) $2,971,969 or (ii) if the Asset Cost as of the last day of such fiscal year is equal to or greater than $1.25 billion, (x) the Asset Cost as of the last day of such fiscal year multiplied by (y) 0.30%. The Advisor Employee Compensation Limit shall be increased by an annual cost of living adjustment equal to the Advisor Employee Compensation Limit (as determined above) multiplied by the greater of (x) 3.0% and (y) the CPI for the prior year ended December 31st. The Second Amendment also allows for the Advisor to elect to receive any reimbursement amounts in cash, Class A Units, shares of the Company's common stock, or any combination thereof.

Amendment to the Property Management Agreement

On March 29, 2024 the Company, its OP and the Property Manager entered into the Third Amendment to the Property Management and Leasing Agreement (the "Third Amendment"). The Third Amendment allows for the Property Manager to elect to receive any fees payable in cash, Class A Units, shares of the Company's common stock, or any combination thereof.

9 Times Square Mortgage Note

Subsequent to December 31, 2023, the Company executed a non-binding term sheet from the Bank of Montreal to extend its 9 Times Square mortgage note five years with no principal amounts due until maturity, at an interest rate of 7.0% per annum. There can be no assurance that this executed non-binding term sheet will result in a definitive agreement on its contemplated terms, or at all. The 9 Times Square mortgage note matures in April 2024.

AMERICAN STRATEGIC INVESTMENT CO.

REAL ESTATE AND ACCUMULATED DEPRECIATION
SCHEDULE III
DECEMBER 31, 2023
(dollar amounts in thousands)

| Portfolio | State | Acquisition Date | Encumbrances at December 31, 2023 | Initial Costs | | Costs Capitalized Subsequent to Acquisition | Gross Amount at December 31, 2023 [1] [2] | Accumulated Depreciation [3] [4] |
				Land	Building and Improvements	Building and Improvements		
400 E. 67th Street - Laurel Condominiums	NY	9/5/2014	$ 44,610	$ 10,653	$ 55,682	$ 86	$ 66,421	$ 13,070
200 Riverside Blvd - ICON Garage	NY	9/24/2014	5,390	13,787	5,510	—	19,297	1,274
9 Times Square	NY	11/5/2014	49,500	54,153	76,454	27,667	158,274	38,463
123 William Street	NY	3/27/2015	140,000	50,064	182,917	36,308	269,289	61,495
1140 Avenue of the Americas [5] [6]	NY	6/15/2016	99,000	—	148,647	(88,866)	59,781	—
8713 Fifth Avenue	NY	10/17/2018	10,000	4,730	9,245	1,291	15,266	1,264
196 Orchard Street	NY	7/17/2019	51,000	55,548	24,324	—	79,872	2,686
Total			**$ 399,500**	**$188,935**	**$ 502,779**	**$ (23,514)**	**$ 668,200**	**$ 118,252**

_____

(1) Acquired intangible assets allocated to individual properties in the amount of $56.9 million are not reflected in the table above.

(2) The tax basis of the associated fixed assets as of December 31, 2023 was $730.6 million (unaudited).

(3) The accumulated depreciation column excludes $26.7 million of amortization associated with acquired intangible assets.

(4) Each of the properties has a depreciable life of: 40 years for buildings, 15 years for land improvements and five to seven years for fixtures.

(5) The land underlying this property is subject to a land lease. The related Right-of-use asset are separately recorded. See *Note 8 — Commitments and Contingencies* for additional information.

(6) This property has been impaired as of December 31, 2023. For additional information, please see *Note 3 — Real Estate Investments — Assets Held for Use.*

A summary of activity for real estate and accumulated depreciation for the year ended December 31, 2023, 2022 and 2021:

| | | December 31, | | | | |
(In thousands)		2023		2022		2021
Real estate investments, at cost:						
Balance at beginning of year	$	769,286	$	765,176	$	762,519
Capital expenditures		3,376		6,335		4,701
Asset Dispositions		(4,524)		—		—
Impairments		(66,320)		—		(1,452)
Write-offs		(33,618)		(2,225)		(592)
Balance at end of the year	$	668,200	$	769,286	$	765,176
Accumulated depreciation:						
Balance at beginning of year	$	131,467	$	112,641	$	92,470
Depreciation expense		20,796		21,051		20,684
Asset Disposition		(393)		—		—
Write-offs		(33,618)		(2,225)		(513)
Balance at the end of the year	$	118,252	$	131,467	$	112,641